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As filed with the Securities and Exchange Commission on October 13, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRI-S SECURITY CORPORATION
(Exact name of registrant as specified in its charter)

Georgia	7381	30-0016962
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tri-S Security Corporation
3700 Mansell Road
Suite 220
Alpharetta, Georgia 30022
(770) 625-4945
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ronald G. Farrell
Chairman of the Board
and Chief Executive Officer
3700 Mansell Road
Suite 220
Alpharetta, Georgia 30022
(770) 625-4945
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Steven E. Fox, Esq. Robert C. Hussle, Esq. Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, N.E. Atlanta, Georgia 30303 (404) 522-4700	David H. Drennen, Esq. 82 Drennen Court Shepherdstown, West Virginia 25443 (304) 876-1883

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $.001 per share	2,070,000 shares	$6.50	$13,455,000.00	$1,704.75

Common Stock, par value $.001 per share, underlying the warrants to be issued to the Underwriters	180,000	$6.50	$1,300,000.00	$164.71

TOTAL:	2,250,000	$6.50	$14,625,000.00	$1,852.99

(1)
Includes 270,000 shares to cover over-allotments, if any.

(2)
Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933, and computed pursuant to Rule 457(a) promulgated under the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued October 13, 2004

1,800,000 SHARES

TRI-S SECURITY CORPORATION

COMMON STOCK

        Tri-S Security Corporation ("Tri-S", the "Company" or "we") is offering 1,800,000 shares of our common stock, par value $.001 per share. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price for the shares of our common stock offered hereby will be between $      and $      per share. The initial public offering price will be determined by negotiations between us and the underwriters of this offering. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

        Each share of our common stock entitles its holder to one vote on all matters. We intend to apply to list our common stock for quotation on the Nasdaq SmallCap Stock Market under the symbol "TRIS." See "Recent Developments" and "Description of Capital Stock."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of our common stock.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Company

Per Share	$	$	$

Total	$	$	$

        We have granted the underwriters a 60-day option to purchase up to 270,000 shares of our common stock to cover over-allotments. If this option is exercised in full, then the total price to public, underwriting discounts and commissions, and proceeds to the Company will be $ [                        ], $ [                        ] and $[                        ], respectively.

        The shares of our common stock are being offered by the several underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The underwriters expect that certificates for the shares of our common stock offered hereby will be available for delivery on or about [                        ], 2004, at the office of Bathgate Capital Partners LLC located at 5350 S. Roslyn Street, Suite 400, Greenwood Village, Colorado 80111.

Bathgate Capital Partners LLC

The date of this prospectus is [            ], 2004.

        You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until [                        ], 2004, 25 days after the commencement of this offering, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        In this prospectus, "Tri-S", the "Company," "we," "us" and "our" refer to Tri-S Security Corporation, a Georgia corporation, and Paragon Systems, Inc., our wholly-owned subsidiary, and not to the underwriters. Unless otherwise indicated, all information, including share and per-share data, contained in this prospectus gives effect to the exchange and recapitalization discussed in "Recent Developments" and assumes that the underwriters' over-allotment option is not exercised.

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. We urge you to read this entire prospectus carefully.

The Company

        We provide contract guard services to various Federal government agencies. These guard services include providing uniformed and armed guards for access control, personnel protection, plant security, theft prevention, surveillance, vehicular and foot patrol, crowd control and the prevention of sabotage, terrorist and criminal activities. In connection with providing these services, we assume responsibility for a variety of functions, including recruiting, hiring, training and supervising security guards deployed to the Federal agencies we serve as well as paying all guards and providing them with firearms, uniforms, fringe benefits and workers' compensation insurance. We are responsible for preventing the interruption of guard services as a consequence of illness, vacations or resignations. We strive to provide cost-effective solutions to ensure the safety and security of the assets of our customers and to continually improve the protection we provide for their personnel, programs, resources and facilities. Our goal is to provide demonstrably superior contract guard services with the highest degree of integrity and responsiveness.

        We were formed in October 2001 for the purpose of acquiring and consolidating electronic and physical security companies in order to take advantage of the operating efficiencies created by a larger company. We made our first acquisition in February 2004 when we acquired Paragon Systems, Inc. ("Paragon Systems"), a contract guard and logistics services provider to Federal government agencies. Paragon Systems was formed in December 1983 and has provided contract guard and logistics services to Federal government agencies since 1994 and 2000, respectively.

        We intend to develop and expand our business by selectively pursuing additional acquisition opportunities in the contract guard services and system integration services segments of the security industry. We intend to target for acquisition existing companies with established reputations for quality customer service. In the system integration segment, we will seek to identify and acquire companies offering customized, integrated systems in the high-end commercial and high-end residential electronic security markets. In the contract guard services segment, we will seek to identify and acquire companies offering guard services to private sector enterprises and Federal government agencies. Because the security industry is highly fragmented, we believe there will be no lack of opportunities for acquiring the type of companies that are the focus of our planned consolidation efforts. We frequently evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential acquisitions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any acquisition material to our operations or otherwise so far advanced in any discussions as to make an acquisition material to our operations reasonably certain.

        According to The Freedonia Group's report on Private Security Services issued March 2004, the United States market for guard services is forecasted to rise at an annual rate of 5% through 2008 to $16.3 billion, and the number of guards employed by private security firms is expected to rise 4% per year through 2008 to 730,000. According to The Freedonia Group's report, the revenue growth in the industry will be powered by rising demand for better trained, more skilled and more experienced guarding personnel who generally command significantly higher wages.

        Through Paragon Systems, we own a 10% equity interest in Army Fleet Support, LLC, which provides all logistics support for U.S. Army aviation training at Fort Rucker, Alabama. In providing this support, the joint venture provides personnel, management, material parts, supplies, transportation and equipment to perform aviation unit maintenance, aviation unit intermediate maintenance and approved depot maintenance. We account for our 10% interest in Army Fleet Support, LLC on the cost basis because we do not exercise significant influence over the operating and financial activities of Army Fleet Support, LLC. We record cash distributions received from Army Fleet Support, LLC as reductions of our investment in Army Fleet Support, LLC. In November 2003, Paragon Systems made an investment of $715,000 in Army Fleet Support, LLC. The carrying value of the investment in the joint venture was increased by $3,761,000 as a result of the purchase accounting adjustments made in connection with our acquisition of Paragon Systems in February 2004. During 2004, we have received, or expect to receive, an aggregate of approximately $3.0 million in cash distributions with respect to our interest in Army Fleet Support, LLC.

        We did not have an operating business prior to our acquisition of Paragon Systems. The financial statements and related information of Paragon Systems, as an operating entity, provide the most relevant information available for periods prior to the acquisition. Consequently, unless otherwise indicated, the financial statements and related information for periods prior to the acquisition are of Paragon Systems and for periods after the acquisition are of the Company on a consolidated basis. Paragon Systems' operating income for the six months ended June 30, 2004 and the year ended December 31, 2003 was approximately $409,000 and $708,000, respectively. As of September 30, 2004, Paragon Systems employed 763 individuals, including 725 security guards. Since we acquired Paragon Systems in February 2004, we have provided contract guard services to seven customers in seven states.

        We were incorporated in Georgia in October 2001. Our principal executive offices are located at 3700 Mansell Road, Suite 220, Alpharetta, Georgia 30022, and our telephone number at that address is (770) 625-4945.

Recent Developments

        Acquisition of Paragon Systems, Inc.    On February 27, 2004, we completed the acquisition of Paragon Systems, an Alabama corporation with offices located in Huntsville, Alabama. Paragon Systems is a provider of contract guard and logistics services to Federal government agencies. At the closing of the acquisition, we (i) paid $2.3 million in cash to the former shareholders of Paragon Systems; (ii) issued promissory notes to the former shareholders of Paragon Systems in an aggregate principal amount of approximately $6.2 million, which notes accrue interest at a rate of 7.0% per annum and of which $5.5 million had an original maturity date of May 31, 2004 and approximately $700,000 had an original maturity date of June 10, 2004 (the "Original Paragon Notes"); (iii) issued promissory notes to the former shareholders of Paragon Systems in an aggregate principal amount of $1.5 million, which notes accrue interest at a rate of 7.0% per annum and have a maturity date of February 28, 2005 (the "2005 Paragon Notes"); and (iv) agreed to issue to the former shareholders of Paragon Systems an aggregate of 100 shares of our Series C Redeemable Preferred Stock, par value $1.00 per share (the "Series C Redeemable Preferred Stock"), with a 5% annual dividend and an aggregate redemption value of $6.0 million payable no later than February 27, 2007. For a more complete description of our acquisition of Paragon Systems, see "Recent Developments—Acquisition of Paragon Systems."

        Agreement with Former Shareholders of Paragon Systems.    We have entered into an Agreement Regarding Notes and Preferred Shares dated as of September 29, 2004 (the "Agreement Regarding Notes and Preferred Shares") with two of the former shareholders of Paragon Systems, pursuant to which, among other things: (i) we amended and restated the Original Paragon Notes held by such former shareholders, with an aggregate value of approximately $5.2 million, to provide that such notes shall be payable on December 31, 2004 (collectively, the "Amended and Restated Paragon Notes"); (ii) each of the former shareholders of Paragon Systems who is a party to the Agreement Regarding Notes and Preferred Shares has agreed not to exercise any rights such former shareholder may have to foreclose on the shares of Paragon Systems pledged to such former shareholder until January 1, 2005;

and (iii) we have agreed to use a portion of the net proceeds of this offering to repay the Amended and Restated Paragon Notes and all the dividends due on the Series C Redeemable Preferred Stock upon completion of this offering. For a more complete description of the Agreement Regarding Notes and Preferred Shares, see "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

        Additionally, we also have entered into a Consent Agreement to Extend Promissory Notes dated as of September 7, 2004 (the "Extension Agreement") with the remaining two former shareholders of Paragon Systems, pursuant to which each such former shareholder has: (i) agreed to extend the maturity date of the Original Paragon Notes held by such former shareholder, with an aggregate value of approximately $1.0 million (the "Extended Paragon Notes"), until the earlier of January 1, 2005 or the date on which we receive proceeds from this offering; and (ii) acknowledged that such former shareholder has deferred any rights such former shareholder may have to foreclose on the shares of Paragon Systems pledged to such former shareholder. For a more complete description of the Extension Agreement, see "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

        Exchange and Recapitalization.    We intend to enter into an Exchange and Recapitalization Agreement (the "Exchange and Recapitalization Agreement") with all the holders of (i) our common stock, (ii) our Series A Convertible Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), (iii) our Series B Convertible Preferred Stock, par value $1.00 per share (the "Series B Convertible Preferred Stock"), and (iv) rights to acquire our common stock, pursuant to which we intend to issue an aggregate of 1.2 million shares of our common stock in exchange for all outstanding shares of our Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and common stock. We intend that the transactions contemplated by the Exchange and Recapitalization Agreement will become effective immediately prior to the completion of the offering. Upon the effectiveness of such transactions, only shares of our common stock and Series C Redeemable Preferred Stock will be outstanding. For a more complete description of the transactions contemplated by the Exchange and Recapitalization Agreement, see "Recent Developments—Exchange and Recapitalization."

        As used in this prospectus, the term (i) "Exchange and Recapitalization" refers to the transactions contemplated by the Exchange and Recapitalization Agreement, the Agreement Regarding Notes and Preferred Shares and the Extension Agreement and (ii) "Paragon Notes" means the Amended and Restated Paragon Notes, the Extended Paragon Notes and the 2005 Paragon Notes. The Paragon Notes have an aggregate principal amount of approximately $7.7 million.

The Offering

Common Stock Offered	1,800,000 shares (2,070,000 shares if the underwriters' over-allotment option is exercised in full)
Capital Stock to be Outstanding Upon Completion of This Offering:
Common Stock	3,020,002 shares, assuming a $6.00 per share offering price (3,290,002 shares if the underwriters' over-allotment option is exercised in full, assuming a $6.00 per share offering price)
Series C Redeemable Preferred Stock	100 shares
Use of Proceeds	We will use approximately $8.1 million of the net proceeds of this offering to repay the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement. We intend to use the remaining net proceeds after repayment of the Paragon Notes and the note issued to BRE LLC for general corporate purposes, including capital expenditures, working capital and possible strategic acquisitions that we may determine to pursue in the future. See "Use of Proceeds."
Voting Rights	Each share of our common stock entitles its holder to one vote on all matters. The Series C Redeemable Preferred Stock has no voting rights, except as otherwise required by the Georgia Business Corporation Code.
Proposed Symbol	We intend to apply to list our common stock for quotation on the Nasdaq SmallCap Stock Market under the Symbol "TRIS."
Dividend Policy	We do not intend to pay dividends on our common stock. We are obligated to pay dividends on our Series C Redeemable Preferred Stock at an annual rate of 5% of the redemption value. See "Dividend Policy."

        Unless otherwise indicated, the above information gives effect to the Exchange and Recapitalization and assumes the underwriters' over-allotment option is not exercised. The above information also excludes 113,269 shares of common stock, after giving effect to the Exchange and Recapitalization, underlying outstanding options and warrants and 500,000 shares of common stock reserved for issuance under our 2004 Stock Incentive Plan.

Risk Factors

        See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of our common stock.

Summary Historical and Pro Forma Financial Information

        The summary historical financial data as of December 31, 2003, 2002 and 2001, for each of the years in the three-year period ended December 31, 2003 and for the six-month period ended June 30, 2004 and 2003, have been derived from our historical consolidated financial statements. The results of operation for the six-months ended June 30, 2004 are not necessarily indicative of results that may be expected for the full fiscal year. The pro forma as adjusted information for the six months ended June 30, 2004 and for the year ended December 31, 2003 set forth in the table below gives effect to the Exchange and Recapitalization and the acquisition of Paragon Systems.

        Historical and pro forma amounts for the six months ended June 30, 2004 are derived from our unaudited consolidated financial statements, which represent (i) the mathematical addition of the consolidated results of operations of Tri-S as the "Successor Company" for the period from February 28, 2004 through June 30, 2004, the period after Tri-S acquired Paragon Systems (the "Acquisition") and (ii) the results of operations of Paragon Systems as the "Predecessor Company" for the period from January 1, 2004 through February 27, 2004; such a compilation of results of operations are not necessarily consistent with generally accepted accounting principles.

        The accompanying historical and pro forma financial table presents the financial information of Paragon Systems as the Predecessor Company prior to the Acquisition and the consolidated financial information of Tri-S as the Successor Company subsequent to the Acquisition. The Predecessor Company was formerly a subchapter S corporation; consequently, pro forma tax and pro forma income per share are presented for the periods presented as the Predecessor Company. The necessary adjustments include only taxes at a statutory rate of 38% for each period presented. The pro forma income per share calculation of the Predecessor Company operations is based on the weighted average number of common shares outstanding of Tri-S, which acquired the Predecessor Company in February 2004.

        Tri-S was incorporated during the fourth quarter of 2001. For purposes of calculating the weighted average shares outstanding for the pro forma income per share calculation for the year ended December 31, 2001, it is assumed that the Company was incorporated on January 1, 2001.

        There was no tax benefit recorded for the pro forma and successor basis operating losses. Because the Company has current and pro forma operating losses, the Company does not have a reasonable basis, at this time, to take a position that it is more likely than not that the Company will have future operating income against which to realize the benefits of such operating losses.

        The following summary financial and other information should be read in conjunction with "Capitalization," "Historical Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Financial Statements", and our historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

Tri-S Security Corporation Summary Financial and other Information

	Predecessor Basis						Successor Basis
	Paragon Systems, Inc.						Consolidated Tri-S Security Corporation		Combined Pro Forma Statement of Operations
	Year Ended December 31, 2001	Year Ended December 31, 2002	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003	Year Ended December 31, 2003	January 1, 2004 to February 27, 2004	Three Months Ended June 30, 2004	February 28, 2004 to June 30, 2004	Year Ended December 31, 2003	Six Months Ended June 30, 2004
			(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
	($ in Thousands, except per share data)						($ in Thousands, except per share data)
Statement of income data:
Sales	$16,491	$21,364	$6,790	$14,014	$29,395	$4,705	$7,468	$10,046	$29,395	$14,751
Gross profit	1,399	1,766	559	1,239	2,174	111	411	895	2,174	1,006
% of sales	8%	8%	8%	9%	7%	2%	6%	9%	7%	7%
Operating income	503	587	271	693	708	(119)	(131)	178	515	84
	3%	3%	4%	5%	2%	-3%	-2%	2%	2%	1%
Depreciation and amortization expense	88	68	15	30	175	28	184	235	607	332
Other income (expense):
Interest income	28	23	17	18	12	—	2	3	12	3
Interest expense	(11)	(7)	(3)	(11)	(30)	(11)	(446)	(616)	(30)	(443)
Interest on mandatory redeemable preferred stock	—	—	—	—	—	—	(75)	(100)	(300)	(148)
Pro forma tax expense	$198	$229	$108	$266	$262	$(49)	$—	$—	$—	$—
Pro forma net income (loss)	322	374	177	434	428	(81)	(650)	(535)	197	(588)
Basic pro forma net income per common share	$0.13	$0.15	$0.07	$0.17	$0.17	$(0.03)	$(0.25)	$(0.21)	$0.07	$(0.17)
Diluted pro forma net income per common share	0.13	0.13	0.05	0.13	0.12	(0.03)	(0.25)	(0.21)	0.06	(0.17)
Balance sheet data at period end:
Cash	$647	$877		$125	$846			$109		$1,521
Current assets	5,003	5,911		5,701	5,713			5,205		6,617
Total assets	5,147	6,114		5,894	6,883			21,321		22,733
Long term liabilities	0	0		0	185			9,348		9,246
Total liabilities	2,633	3,124		2,189	3,243			21,820		14,120
Total stockholders equity (deficit)	2,514	2,990		3,705	3,640			(499)		8,613
Other data:
Capital expenditures	$36	$127	$6	$21	$427	$—	$—	$—	$427	$—
Number of federal contracts in place	10	13	13	13	12	12	12	12	12	12

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Government Contracting

Our Federal government contracts may be terminated by the government at any time. If we do not replace them, then our business, financial condition and results of operations will be materially and adversely affected.

        During the six months ended June 30, 2004, we derived 100% of our revenue from Federal government contracts that typically span one or more base years and one or more option years. The option periods may cover more than half of the contract's potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

        If the government terminates a contract for convenience, then we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, then we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source.

        We have received a cure notice from the U.S. Department of Homeland Security in connection with one of our contracts pursuant to which we provide contract guard services at various Federal government agencies. The cure notice states that we have not been fulfilling our obligations under this contract, specifically that we have not submitted certain personnel reports as required by the contract, we are not providing a sufficient number of armed guards as required by the contract and we are not supervising such guards as required by the contract. We believe we have taken all steps necessary to fulfill our obligations under the contract to the satisfaction of the U.S. Department of Homeland Security, and we have notified the U.S. Department of Homeland Security of the steps we have taken. In fact, on September 24, 2004, the U.S. Department of Homeland Security notified us that the contract which is the subject of the cure notice has been extended through March 31, 2005.

Federal government spending priorities may change in a manner adverse to our business.

        Our business depends significantly upon continued Federal government expenditures on contract guard services. While spending authorizations for intelligence and defense related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we do not currently provide services. A significant decline in government expenditures, or a shift of expenditures away from programs for which we provide services, could materially and adversely affect our business, financial condition and results of operations.

Federal government contracts contain other provisions that may be unfavorable to us.

        Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. As described above, these allow the government to terminate a contract for convenience or decline to exercise an option to renew. They also permit the government to do the following:

  •
  reduce or modify contracts or subcontracts;

  •
  cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable; and

  •
  suspend or debar us from doing business with the Federal government.

We must comply with complex procurement laws and regulations.

        We must comply with and are affected by laws and regulations relating to the formation, administration and performance of Federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

  •
  the Federal Acquisition Regulations and other U.S. General Services Administration ("GSA") and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

  •
  the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

  •
  the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

  •
  laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        Moreover, we are subject to industrial security regulations of the Department of Defense and other Federal agencies that are designed to safeguard against foreigners' access to classified information. If we were to come under foreign ownership, control or influence, then our Federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

We may be withdrawn from the GSA Federal Supply Schedule.

        The GSA secures the buildings, products, services, technology and other workplace essentials which Federal agencies need to operate. GSA Federal Supply Schedule contracts are contract vehicles under which Federal government agencies may purchase professional services or products. Paragon Systems has been approved by the GSA as a GSA Federal Supply Schedule contractor and, therefore, Federal government agencies are permitted to contract with us. The GSA imposes a 0.75% Industrial Funding Fee that must be included in our proposed prices and paid to GSA on a quarterly basis upon award of a contract. If our status as a GSA Federal Supply Schedule contractor is withdrawn because we are not compliant with the complex procurement laws and regulations applicable to us, then we may not be able to obtain new contracts with Federal government agencies or renew our existing contracts which have been procured under the GSA Federal Supply Schedule. If we are unable to obtain new Federal government contracts or renew our existing contracts, then our business, financial condition and results of operations would be materially and adversely affected.

Our contracts are subject to audits and cost adjustments by the Federal government.

        The Federal government audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most government contractors, our direct and indirect contract costs are audited and reviewed on a continual basis. Many of the audits for costs incurred or work performed in recent years remain ongoing or have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we may acquire, could result in a substantial adjustment to our revenue because any costs found to be improperly allocated to a specific contract will not be reimbursed and revenue we have already recognized may need to be refunded. If a government review or investigation uncovers improper or illegal activities, then we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of claims and profits, suspension of payments, treble damages, statutory penalties, fines and suspension or debarment from doing business with Federal government agencies, which could materially adversely affect our business, financial condition and results of operations.

Restrictions on or other changes to the Federal government's use of service contracts may harm our business, financial condition and results of operations.

        The government may face restrictions from new legislation, regulations or government union pressures on the nature and amount of services the government may obtain from private contractors. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the government's ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the government's use of private contractors to provide services would materially and adversely impact our business, financial condition and results of operations.

Our participation in the competitive bidding process, from which we derive significant revenue, presents a number of risks.

        During the six months ended June 30, 2004, we derived substantially all of our revenue from Federal government contracts that were awarded through a competitive bidding process. Most of the business that we expect to seek from the Federal government in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

  •
  need to bid on programs in advance of finalizing the services to be provided, which may result in unforeseen difficulties and cost overruns;

  •
  substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

  •
  need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

  •
  expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, which could result in the resubmission of bids on modified specifications or in termination, reduction or modification of the awarded contract.

        The Federal government rescinded one contract that was originally awarded to us for contract guard services because the Department of Homeland Security had imposed additional requirements for the contract with respect to the services to be provided. We anticipate that the Federal government will re-solicit bids for the contract. There is no guarantee that we will ultimately be awarded the contract.

        The U.S. Small Business Administration administers business assistance programs for small disadvantaged businesses which the U.S. Small Business Administration certifies as "8(a) firms." Firms certified as 8(a) firms have streamlined contracting processes with certain Federal government agencies and otherwise enjoy certain competitive advantages in the competitive bidding process, including that Federal acquisition policies encourage Federal government agencies to award a certain percentage of their contracts to 8(a) firms. In September 2002, Paragon Systems lost its certification as an 8(a) firm. Consequently, we no longer enjoy the competitive advantages we once had when certified as an 8(a) firm, we are no longer eligible to bid on certain contracts and it may be more difficult for us to win contracts through the competitive bidding process.

        If we are unable to win particular contracts that are awarded through the competitive bidding process, then we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, then our business, financial condition and results of operations will be materially and aversely affected.

Our cash flow may be reduced due to significant expenses we may incur in connection with attempting to obtain Federal government contracts.

        A significant portion of Federal government contracts for contract guard services is awarded through a competitive bid process. As stated above, substantial costs may be incurred in connection with preparing bids. There is no guarantee that we will obtain the contracts on which we bid. Furthermore, if we do obtain a contract, we are generally required to start providing services pursuant to such contract no later than 30-45 days after the contract is awarded. As a result, we may incur significant start-up expenses. The costs of bidding on contracts and the start-up costs associated with new contracts we may obtain may significantly reduce our cash flow and materially and adversely impact our business, financial condition and results of operations.

Our Federal government contracts have low profit margins.

        All of our existing Federal government contracts have low profit margins because the competitive bidding process pursuant to which we were awarded such contracts forces bidders for such contracts to compete primarily on price. Generally, larger contracts have even lower profit margins because larger contracts attract a greater number of bidders which in turn increases the price-based competition. If we underestimate our costs in performing the services under any of our contracts, especially our larger contracts, then our profit margin on such contract would be further reduced, which may materially and adversely affect our business, financial condition and results of operations.

Federal government contracts have long sales cycles, and we may expend a significant amount of effort and funds in bidding on contracts that are not awarded to us.

        The sales cycle of a Federal government contract is often lengthy due to the protracted bid and approval process. Typically many months may elapse between the time the Federal government solicits a bid for a contract and the time the contract is awarded. During this period, we will generally expend substantial funds and management resources, but recognize no associated revenue.

We may not receive the full amount authorized under contracts into which we have entered.

        The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenue that we will realize under that contract. In fact, even if we enter into a government contract we will not be paid for services rendered pursuant thereto unless the Federal government has appropriated or budgeted the funds for such contract. Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. As described above, most of our existing contracts are subject to modification and termination at the Federal government's discretion. Moreover, we cannot assure you that any contract included in our estimated contract value that generates revenue will be profitable. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our backlog may not accurately estimate our revenue.

Our business is dependent upon obtaining and maintaining required security clearances.

        Many of our Federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Federal government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, then the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts or effectively re-compete on expiring contracts or follow-on task orders.

Risks Relating to Our Business and the Security Industry

We depend on factoring to meet our cash flow needs, which reduces our already low profit margin.

        We have entered into a factoring facility with LSQ Funding, L.L.C. ("LSQ") pursuant to which LSQ, from time to time, purchases certain accounts receivable from us at a discount of 1.25% with a funds usage fee of prime plus .75% on the outstanding funds advanced on the accounts receivable purchased. This discount and usage fee further reduces the already low profit margins on our Federal government contracts. If we raise $6.0 million in capital, in this offering or otherwise, then the discount fee will be reduced to 1.00%.

        We cannot, however, cease factoring our receivables because the funds provided by LSQ are, and most likely after the completion of this offering will continue to be, necessary to satisfy our cash flow needs. In fact, we generally utilize the factoring arrangement to the maximum extent permitted by LSQ which historically has allowed us to factor substantially all of our accounts receivable. We believe that if LSQ were to cease to be our factor, then we would be required to replace LSQ with another factor or lender in order to maintain our cash flow. If so required, we believe we would be able to replace LSQ as our factor upon commercially reasonable terms, although there is no assurance thereof. Our obligations to LSQ are secured by a lien on all of our assets. As a result, there is no assurance that there will be assets available for distribution to shareholders or creditors other than LSQ in the event we are liquidated.

We must replace certain key executive officers. If we are unable to do so, then our business, financial condition and results of operations could be materially and adversely affected.

        Two of the former shareholders of Paragon Systems currently serve as the President and Executive Vice President of Paragon Systems and are responsible for managing substantially all of Paragon

Systems' operations relating to the provision of contract guard services, including preparing and submitting competitive bids for Federal government contracts. These two individuals are employed by Paragon Systems pursuant to employment agreements which expire in February 2005. Furthermore, pursuant to such agreements, these two individuals are only employed half-time by Paragon Systems since August 2004. Our success is dependent to a significant degree upon the continuing services provided by Paragon Systems' President and Executive Vice President. Without the services provided by Paragon Systems' President and Executive Vice President, our ability to obtain new Federal government contracts, renew our existing Federal government contracts, service existing Federal government contracts and pursue our acquisition strategy would be harmed.

        There is no guarantee that we will be able to hire personnel with the qualifications and skills necessary to provide the services currently provided by Paragon Systems' President and Executive Vice President. If we are not able to hire qualified replacements for Paragon Systems' President and Executive Vice President in a timely manner, then our business, financial condition and results of operations will be materially and adversely affected.

Our acquisition of Paragon Systems could result in future impairment charges which could adversely affect our results of operations.

        As a result of our acquisition of Paragon Systems in February 2004, goodwill and other intangible assets have been created. We believe the values that we have recorded for goodwill and other intangible assets represent their fair values. We have calculated these values, however, based on significant estimates and assumptions which we derived from information obtained from the management of Paragon Systems and our business plan. If the estimates and assumptions we used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairments which will require us to record an impairment charge in the period in which we identify the impairments.

We have a highly concentrated customer base.

        We derive substantially all of our revenue from contracts with four of our customers which account for 84% of our consolidated revenue. If any of our current customers determines not to renew or terminate its contract, then our business, financial condition and results of operations would be materially and adversely affected. See "Business—Customers."

Historically, we have depended upon renewing existing contracts, as well as obtaining new contracts, to generate our revenue.

        Paragon Systems obtained a new contract in September 2004. Prior to such time, Paragon Systems had not obtained a new contract since October 2003 and historically has generated revenue by renewing existing contracts. Although we have hired a consulting firm to assist us in identifying new contracts with Federal government agencies available for bid or otherwise open to negotiated contracting, there is no guarantee that we will obtain any new contracts. Furthermore, there is no guarantee that we will be able to renew existing contracts. Failure to obtain new contracts or renew existing contracts could prevent us from implementing our acquisition strategy and could materially and adversely affect our business, financial condition and results of operations.

If we cannot successfully compete with new or existing contract security service providers, then our business, financial condition and results of operations will be materially and adversely affected.

        The security industry is highly competitive. Certain of our competitors, such as Coastal International Security and Wackenhut/Alletug, are significantly larger and have greater financial, personnel and marketing resources, and have greater name recognition, than we do. Additionally, certain of our smaller competitors, such as Alpha Protective Services and Security Consultants Group, are focusing on market opportunities similar to market opportunities on which we focus. Although we believe that, especially with respect to certain markets, we enjoy a favorable competitive position because of our emphasis on customer service, supervision and training and are able to compete on the basis of the quality of our service, personal relationships with customers and reputation, there is no assurance that we can maintain a competitive position in the industry. If we cannot successfully compete with new or existing contract guard service providers, then our business, financial condition and results of operations will be materially and adversely affected.

Terrorist activity in the United States could materially and adversely affect our business, financial condition and results of operations.

        In the event that any facilities at which we provide guard services are attacked by terrorists in the future, liabilities resulting from such attacks could, to the extent not covered by insurance, have a material adverse effect on our business, financial condition and results of operations.

We may be unable to obtain liability insurance at a reasonable cost.

        Insurance premiums have increased substantially since the terrorist attacks on September 11, 2001. In the event certain coverages are unavailable at premiums deemed reasonable by management, our exposure for catastrophic claims would be increased.

If we are unable to recruit, retain and manage security guards, then our business will suffer.

        Our business involves the delivery of contract guard services and is labor-intensive. As of June 30, 2004, we employed over 700 guards. Our future performance depends in large part upon our ability to recruit, train and retain guards.

        Qualified guards are in demand, particularly after the terrorist activity which occurred on September 11, 2001, and there is significant competition for these individuals from other security firms, government agencies and other similar enterprises. As a result, we may not be able to recruit and retain sufficient numbers of these individuals in the future. Turnover of contract guards is significant. The loss of the services of, or the failure to recruit, a significant number of skilled guards would materially and adversely affect our business, financial condition and results of operations, including our ability to secure and complete service contracts. Furthermore, if we do not successfully manage our existing guards, then they may not be able to achieve the anticipated billing rates, engagement quality, level of overtime and other performance measures that are important to our business.

Our security guards may conduct improper searches and seizures of third persons or may otherwise engage in misconduct or other improper activities that would cause us to incur liability.

        Our security guards in the scope of their employment may stop and search third persons and may or may not have justification to do so which may also result in harm or injury to such third parties or otherwise cause us to incur damages or liability. Additionally, we are exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include intentional failures to comply with government procurement regulations and failing to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of our customers' sensitive or classified information, which could result in regulatory sanctions and cause serious harm to our reputation. Although we believe that we hire security guards with the relevant experience, appropriate background and the intellectual, emotional and physical capabilities necessary to provide quality guard services and that we sufficiently train them to provide such services, our screening and hiring processes may be inadequate or flawed. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses.

        If our security guards improperly discharge their firearms, engage in improper searches and seizures or otherwise engage in misconduct or other improper activities, then we may be liable for the resulting harm or damage which could materially and adversely affect our business, financial condition and results of operations.

Our costs may increase and we may not be able to pass the increase on to our customers in a timely fashion.

        Our largest expense is wages. The majority of our contracts provide for payments of either fixed fees or fees that increase by only small amounts during their terms. Competitive pressures also prevent us from raising our fees when contracts are renewed. Even in situations where we can raise our fees, the time at which we are able to raise and subsequently collect such additional fees will most likely lag behind the time we are forced to increase wages and salaries. If, due to inflation or other causes, we must increase the wages and salaries of our employees at rates faster than we can increase the fees charged under such contracts, then our already low profit margins on our contracts will be further reduced and our business, financial condition and results of operations would be materially and adversely affected.

We are subject to government regulation, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

        We are subject to a significant number of city, county and state occupational licensing laws that apply to security services. Most states have laws requiring qualification, training and registration of security officers, regulating the use of identification cards, badges and uniforms and imposing minimum bond surety or insurance standards. While we believe that we will be in material compliance with all such laws, we can make no assurances that we will maintain compliance with all such laws or that governmental entities will not amend or change such laws in a manner which is detrimental to us. Any liability we may have from our failure to comply with these laws may materially and adversely affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted.

We may not be able to implement our growth strategy.

        We intend to develop and expand our business through selective acquisitions of security system integrators, guard companies and other complementary businesses. There can be no assurance that we will be able to identify, acquire or profitably manage additional companies or assets or successfully integrate such additional companies or assets without substantial costs, delays or other problems. In addition, there is no assurance that companies acquired in the future will be profitable at the time of their acquisition or will achieve levels of profitability that will justify our investment. Acquisitions may involve a number of special risks, including adverse short-term effects on our reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could materially and adversely affect our business, financial condition and results of operations.

We may not have, or be able to obtain, sufficient capital to implement our acquisition strategy.

        Our acquisition strategy will require substantial capital. Such capital may be obtained by borrowings under credit facilities, through the issuance of long-term or short-term indebtedness or through the issuance of equity securities in private or public transactions. This could result in dilution of existing equity positions and increased interest expense. There is no assurance that acceptable capital financing for future acquisitions can be obtained on suitable terms, if at all.

        Furthermore, executing our acquisition strategy may be more expensive than we anticipate because the purchase price for acquisition targets may increase due to recent mergers and other transactions recently completed in the security industry and the growing interest in future mergers and consolidations. If the purchase price for acquisition targets we find appealing increases, then we will need more capital than we anticipate to execute our acquisition strategy or we may not be able to execute our acquisition strategy at all.

We may not be able to obtain additional financing.

        In order to expand our operations, increase revenues and acquire certain companies in connection with our acquisition strategy, additional financing will be required, which additional financing may not be available to us on commercially reasonable terms, if at all. There is no assurance that we will be successful in raising additional capital or that the proceeds of any future financings will be sufficient to meet our future capital needs. We may need to seek additional financing sooner than we anticipate as a result of any of the following factors:

  •
  changes in operating plans;

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  acceleration of our expansion plans;

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  lower than anticipated sales;

  •
  increased costs of expansion;

  •
  increased operating costs; or

  •
  potential acquisitions.

Our financial results could be affected by changes in accounting rules.

        Our financial results could be affected by potential changes in the accounting rules governing the recognition of stock-based compensation expense. We measure compensation expense for our employee stock options under the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since we have granted all stock-based compensation at the market price on the date of grant, no compensation expense is recognized. As permitted, we have elected to adopt only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and do not account for our compensation expense under the fair value method of accounting prescribed by SFAS No. 123. Had we accounted for our compensation expense under the fair value method of accounting proscribed by SFAS No. 123, the charge would have been $20,000 for the year ended December 31, 2003. Currently, the U.S. Congress, the Securities and Exchange Commission ("SEC") and the Financial Accounting Standards Board are considering changes to accounting rules concerning the recognition of stock option compensation expense. If one or more of these proposals are implemented, we and other companies may be required to measure compensation expense using a fair value method, which would adversely affect our results of operations by reducing our income or increasing our losses by an amount equal to such stock option charges.

As a public company we will be subject to new corporate governance requirements, and our costs related to compliance with, or our failure to comply with, existing and future requirements could adversely affect our business.

        We face new corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as new rules and regulations subsequently adopted by the SEC, the Public Company Accounting Oversight

Board and the Nasdaq Stock Market. These laws, rules and regulations continue to evolve and may become increasingly stringent in the future.

        In particular, we will be required to include the management and auditor reports on internal control as part of our annual report for the year ending December 31, 2005 pursuant to Section 404 of the Sarbanes-Oxley Act. While we believe we have adequate internal control procedures in place, we are in the process of evaluating our internal controls systems in order (i) to allow management to report on, and our independent auditors to attest to, our internal controls, as required by these laws, rules and regulations, (ii) to provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) to help ensure that we will be able to comply with the other provisions of Section 404 of the Sarbanes-Oxley Act. While we anticipate that we will be able to fully implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion, there is no assurance that we will be able to do so because we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and because there is no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or otherwise achieve adequate compliance with such requirements, then we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq Stock Market. Any such action may materially adversely affect our reputation, financial condition and the value of our securities, including our common stock. In addition, we expect that these laws, rules and regulations will increase our legal and financial compliance costs and make certain corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to obtain director and officer liability insurance.

Our professional reputation is critical to our business.

        We depend upon our reputation and the individual reputations of our senior professionals to obtain new customers and retain existing customers. Any factor that diminishes our reputation or the individual reputations of our senior professionals, including an ineffective response to terrorist activity or breach of security at any location we service, will make it more difficult for us to compete successfully for new customers or to retain existing customers and, therefore, would materially and adversely affect our business, financial condition and results of operations.

Economic downturns or recessions may dampen the demand for our services.

        During economic declines, some decisions to implement security programs and install systems may be deferred or cancelled. In other cases, customers may increase their purchases of security systems because they fear more inventory shrinkage and theft will occur due to increasing economic need. We are not able accurately to predict to what extent an economic slowdown will materially and adversely affect our business, financial condition or results of operations.

The nature of our business potentially exposes us to liability.

        The nature of the services we provide exposes us to greater risks of liability for employee acts or omissions or for systems failures than may be inherent in other businesses. If we fail to screen for and recruit qualified security guards or if we fail to sufficiently train our security guards, then such failures could result in our inability to provide the services we have been contracted to provide or in our security guards causing harm to third parties through improper use or discharge of firearms, improper search and seizure, or other misconduct, which would expose us to liability. Agreements to provide security products and services typically contain provisions which limit liability to customers in an attempt to reduce this risk. However, in the event of litigation with respect to such matters, there is no assurance that these limitations will be enforced, and the costs of such litigation could have a material adverse effect on us. We also maintain insurance coverage that we believe is appropriate for our liability risks. Nonetheless, claims or lawsuits brought against us could allege substantial damages that, if awarded and ultimately paid, could materially and adversely affect our business, financial condition and results of operations.

Our ownership and use of firearms exposes us to liability and criminal penalties.

        Our business requires that we own firearms and that these firearms be used by our contract guards. If our security guards improperly discharge or otherwise improperly handle their firearms in the scope or outside the scope of their employment, harm or injury to third parties may result. We may be held liable for such harm or injury and this could materially and adversely affect our business, financial condition and results of operations. Furthermore, we may lose our license as a firearm distributor and may be exposed to criminal penalties.

        We are subject to Federal laws and regulations relating to the distribution and use of firearms. We must maintain procedures to ensure that we comply with these laws and regulations. As discussed previously, a firearm was stolen from one of our security guards servicing one of our contracts and the U.S. Department of Homeland Security has asserted that we did not comply with appropriate procedures in connection with such theft. If we are unable to maintain and create procedures with respect to our distribution and use of firearms which comply with applicable Federal laws and regulations, then we will not be able to fulfill our contracts with Federal agencies and may be banned from obtaining or renewing Federal government contracts, and our business, financial condition and results of operations would be materially and adversely affected.

Risks Relating to this Offering

After the offering, management will continue to beneficially own a significant percentage of our common stock and will have the ability to influence all matters requiring the approval of our board of directors and our shareholders.

        Immediately after consummation of the offering, management will own shares of our common stock which will represent approximately 27% of the combined voting power of our outstanding capital stock (approximately 25% if the over-allotment option is exercised in full). Management will have the power to influence the election of our directors and all decisions made by our shareholders and in general to influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. The interests of management may conflict with the interests of our other shareholders, including the holders of the common stock offered hereby. See "Security Ownership."

Provisions of our articles of incorporation and Georgia law and may have anti-takeover effects that could prevent a change in control which the shareholders consider favorable and could negatively affect your investment.

        Provisions in our articles of incorporation and our bylaws could delay or prevent a change of control of the Company or a change in our management that would provide shareholders with a premium to the market price of their common stock. Our articles of incorporation currently authorize the issuance of 10,000,000 shares of our preferred stock. Our board of directors has the power to issue any or all of these additional shares without shareholder approval, and such shares can be issued with such rights, preferences and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of and the voting and other rights of the holders of outstanding shares of common stock. Other provisions of our articles of incorporation and bylaws which could delay or prevent a change of control or change in management that would provide shareholders with a premium to the market price of their common stock include:

  •
  a classified board of directors that prevents a majority of the board from being elected at one time;

  •
  not permitting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

  •
  limiting the ability of shareholders to call special meetings of shareholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

See "Description of Capital Stock."

We may experience significant volatility in the price of our common stock even if our business is doing well, which could cause you to lose all or part of your investment.

        The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The market price of our common stock may also fluctuate as a result of variations in our operating results. In addition, because there has been no market for our common stock prior to this offering, we cannot predict the extent to which investor interest in our stock will lead to the development of an active trading market or how liquid that market might become. If the trading volume of our common stock is low, then the fluctuations in the overall stock market could be exaggerated in the price of our common stock. In addition, due to the nature of our business, the market price of our common stock may fall in response to a number of factors, some of which are beyond our control, including:

  •
  announcements of competitive developments by us or others;

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  changes in estimates of our financial performance or changes in recommendations by securities analysts;

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  any loss by us of a major customer;

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  additions or departures of key management or other personnel;

  •
  our failure to meet financial analysts' performance expectations or guidance we provide;

  •
  future sales of our common stock or preferred stock;

  •
  volume fluctuations;

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  acquisitions or strategic alliances by us or our competitors;

  •
  our historical and anticipated operating results;

  •
  quarterly fluctuations in our financial and operating results;

  •
  changes in market valuations of other companies that operate in our business markets or in our industry;

  •
  lack of adequate trading liquidity as a public company; and

  •
  general market and economic conditions.

        Accordingly, market fluctuations, as well as general economic, political and market conditions such as recessions and interest rate changes, may negatively impact the market price of our common stock and you may not be able to sell your shares without incurring a loss.

Substantial sales of our common stock after this offering could cause our stock price to fall.

        Immediately after consummation of the offering, our present shareholders will beneficially own approximately 1,200,000 shares of common stock. Subject to applicable law, such shareholders could sell all or some of their shares of common stock from time to time for any reason. We cannot predict the effect, if any, that future sales of outstanding common stock or the availability of common stock for sale will have on the market price of the common stock prevailing from time to time. We may also issue additional shares of common stock upon the exercise of vested options or warrants, by grant to employees, directors and consultants or, after expiration of the lock-up agreements discussed below, in connection with acquisitions and to raise additional capital. Sales of substantial amounts of common stock in the public market following the offering, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock.

        Together with our executive officers and directors and certain of our shareholders, we have agreed that, for a period of one year following the date of this prospectus, none of us will issue or sell any shares of common stock or securities convertible into or exercisable for such stock, held by any of us now or in the future without the prior written consent of the underwriter. See "Shares Eligible for Future Sale" and "Security Ownership."

You will incur immediate and substantial dilution of the value of your shares of common stock.

        The initial public offering price of our common stock will be substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $7.17 per share, assuming an initial public offering price of $6.00 per share. In addition, we have issued options to acquire shares of our common stock at a price significantly below the initial public offering price. To the extent these securities are exercised, you will incur further dilution. See "Dilution" for a more complete description of the dilution that you will incur.

We do not intend to pay cash dividends on the common stock.

        We do not anticipate paying any cash dividends on the common stock in the foreseeable future. See "Dividend Policy."

After prepayment of the Paragon Notes, management may apply the remaining proceeds of this offering to uses that do not increase our profits or market value, and this may cause the value of your common stock to decline.

        After using approximately an aggregate of $8.1 million of the net proceeds of this offering to repay the Paragon Notes and the note issued to BRE LLC in connection with our credit facility, our management will have considerable discretion in the application of the remaining net proceeds of this offering. You will not have the opportunity, as part of your investment decision, to assess whether the remaining net proceeds are being used appropriately. The remaining net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

There has been no prior market for common stock, and a public market for our common stock may not develop or be sustained, which could make it more difficult for you to sell your stock.

        Prior to the offering, there has been no public trading market for the common stock. An active public market for the common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The public offering price for the common stock has been determined by negotiations between us and the underwriters based upon several factors and does not necessarily bear any relationship to our assets, book value, results of operations or net worth or any other generally accepted criteria of value and should not be considered as indicative of the actual value of the Company. Therefore, the market price of the common stock may fall below the public offering price of the common stock at any time following the offering. See "Underwriting".

        Although we intend to apply to list the common stock on the Nasdaq SmallCap Stock Market, there is no guarantee that the listing will be approved or that, if approved, there is no assurance that an active trading market will develop. To the extent an active trading market does develop, factors such as quarterly variations in our financial results, public announcements by us or others, general market conditions or certain regulatory pronouncements may cause the market price of the common stock to fluctuate substantially.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus, included under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from the offering, the effects of future regulation and the effects of competition.

        Forward-looking statements include all statements that are not historical facts. Words such as "believes," "expects," "anticipates," "intends," "seeks," "could," "will," "predicts," "potential," "continue," "may," "plans," "estimates" and similar expressions, or the negative of these and similar expressions, are intended to identify such forward-looking statements. Examples of forward-looking statements in this prospectus include statements regarding:

  •
  the impact of terrorist activity or breach of security on our business;

  •
  our ability to retain and manage our guards;

  •
  our plans for expansion and growth of our business;

  •
  our ability to compete effectively in our industry;

  •
  our expectations regarding the likelihood of introduction of new regulations that would adversely affect our business;

  •
  our estimates of our capital requirements and needs for additional financing.

  •
  risks related to government contracts;

  •
  Federal government audits and cost adjustments;

  •
  differences between authorized amounts and amounts received by us under government contracts;

  •
  changes in Federal government (or other applicable) procurement laws, regulations, policies and budgets;

  •
  our ability to retain contracts during re-bidding processes; and

  •
  the other factors that we describe in this prospectus under "Risk Factors."

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, in addition to those discussed in "Risk Factors" and elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate and governmental regulations.

        All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of the 1,800,000 shares of our common stock we are offering, at an assumed initial offering price of $6.00 per share, will be approximately $9.1 million, or $10.1 million if the underwriters exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and after deducting estimated offering expenses. The primary purposes of this offering are to obtain additional equity capital, create a public market for our common stock and facilitate future access to public capital markets.

        We will use approximately $8.1 million of the net proceeds of this offering to repay the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement. All of the Paragon Notes carry an annual interest rate of 7%, with the Amended and Restated Paragon Notes having a maturity date of December 31, 2004, the Extended Paragon Notes having a maturity date of the earlier of January 1, 2005 or the date on which we receive the proceeds of this offering and the 2005 Paragon Notes having a maturity date of February 28, 2005. The note we issued to BRE LLC carries an annual interest rate of 12% and has a maturity date of the earlier of December 31, 2004 or the date this offering is completed.

        We intend to use the remaining net proceeds we receive from the offering for general corporate purposes, including capital expenditures, working capital and possible strategic acquisitions that we may determine to pursue in the future. See "Business—Strategy—Acquisitions." We frequently evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise so far advanced in any discussions as to make a transaction material to our operations reasonably certain. Pending final use, we may invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities or guaranteed obligations of the United States or its agencies.

DIVIDEND POLICY

        We intend to seek to maximize shareholder value through growth. As a result, we do not expect to pay cash dividends on our common stock but intend, instead, to utilize available cash to support the development and expansion of our business, including acquisition opportunities.

        Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, contractual obligations and the terms of any credit facility or other financing agreements we may obtain or enter into, future prospects and any other factors the board of directors may deem relevant at the time such payment is considered.

        We are obligated to pay dividends on our outstanding shares of Series C Redeemable Preferred Stock equal to 5% of the redemption value per annum (or $300,000 per year on 100 shares of Series C Redeemable Preferred Stock). See "Description of Capital Stock."

CAPITALIZATION

        The following table sets forth, as of June 30, 2004, our historical consolidated capitalization as adjusted to reflect net proceeds to us from this offering of approximately $9.1 million, the application of such proceeds to repay the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement, our acquisition of Paragon System and the Exchange and Recapitalization. You should read this table in conjunction with "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Condensed Financial Statements" and our historical consolidated financial statements and notes to those financial statements appearing elsewhere in this prospectus.

	As of June 30, 2004
	Actual	As Adjusted
	(unaudited)	(unaudited)
	($ in thousands)
Cash	$109	$2,876

Notes payable currently due and payable	$6,200	$—
Notes payable due February 28, 2005	1,500	—
Note payable under factoring facility	1,716	1,716
Capital lease obligations	225	225
Series C redeemable preferred stock subject to mandatory redemption	6,000	6,000

Total debt	15,641	7,941
Series A convertible preferred stock subject to conversion to common stock	460	—
Series B convertible preferred stock subject to conversion to common stock	196	—
Common stock	3	3
Additional paid-in capital	113	9,881
Retained earnings (deficit)	(1,271)	(1,271)

Total capitalization	$15,142	$16,554

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value (deficit) per share of our common stock immediately upon the completion of this offering.

        The net tangible book value (deficit) of our common stock as of June 30, 2004 was $(12.6) million, or $(10.36) per share. Net tangible book value (deficit) per share before the offering has been determined by dividing net tangible book value (deficit) (book value of total assets less intangible assets including goodwill, less total liabilities) by the number of shares of common stock outstanding as of June 30, 2004 giving effect to the Exchange and Recapitalization. After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $6.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and giving effect to the acquisition of Paragon Systems, the repayment of the Paragon Notes and the Exchange and Recapitalization, our tangible book value as of June 30, 2004 would have been $(3.5) million, or $(1.17) per share. We are also obligated to pay the note we issued in July 2004 to BRE LLC in connection with our credit agreement. This represents an immediate increase in net adjusted tangible book value of $9.19 per share to existing holders of common stock and an immediate dilution in net tangible book value (deficit) of $7.17 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share		$6.00
Adjusted net tangible book value (deficit) per share at June 30, 2004	$(10.36)
Increase per share attributable to new purchasers	9.19

Pro forma net tangible book value (deficit) per share		(1.17)

Net tangible book value dilution per share to new purchasers		$7.17

        If the over-allotment option is exercised in full, then the pro forma net tangible book value (deficit) per share of common stock after giving effect to the sale of shares of common stock in this offering and the transactions described above would be $(0.63) per share, the increase in the net tangible book value per share would be $0.53 and the dilution to persons who purchase shares of common stock in the offering would be $6.63 per share.

        As of June 30, 2004, there was an aggregate of 200,000 shares of common stock issuable upon the exercise of outstanding options at an exercise price of $0.04 per share, after giving effect to the Exchange and Recapitalization, 64,725 shares of Common Stock will be issuable upon the exercise of outstanding options granted at an exercise price of $0.12 per share. Assuming the exercise of the foregoing outstanding options, dilution to new investors would be $7.14 per share ($6.62 assuming the over-allotment option is exercised in full).

HISTORICAL SELECTED FINANCIAL DATA

        We did not have an operating business before our acquisition of Paragon Systems and the financial statements of Paragon Systems, as an operating entity, are the more relevant information available for time periods prior to the acquisition. Consequently, the historical selected financial data set forth below presents the historical selected financial data of Paragon Systems prior to the acquisition and the consolidated historical selected financial data of the Company after the acquisition. The results of operations for the six-months ended June 30, 2004 are not necessarily indicative of results that may be expected for the full fiscal year. The following selected financial and other data should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our historical consolidated financial statements included elsewhere in this prospectus.

	Predecessor Basis						Successor Basis
	Paragon Systems, Inc.						Consolidated Tri-S Security Corporation
	Year ended December 31, 2001	Year ended December 31, 2002	Three months ended June 30, 2003	Six months ended June 30, 2003	Year ended December 31, 2003	January 1, 2004 to February 27, 2004	Three months ended June 30, 2004	February 28, 2004 to June 30, 2004
	(unaudited)		(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Sales	$16,491	$21,364	$6,790	$14,014	$29,395	$4,705	$7,468	$10,046
Operating income	503	587	271	693	708	(119)	(131)	178
% of Sales	3.0%	2.7%	4.0%	4.9%	2.4%	-2.5%	-0.2%	3.3%
Depreciation and amortization expense	88	68	15	30	175	28	184	235
Interest income	$28	$23	$17	$18	$12	$—	$2	$3
Interest expense	(11)	(7)	(3)	(11)	(30)	(11)	(496)	(616)
Interest on redeemable preferred stock							(75)	(100)
Income tax expense(1)	$198	$229	$108	$266	$262	$(49)	$—	$—
Net income (loss)(1)	322	374	177	434	428	(81)	(650)	(535)
Basic net income per common share(1)	0.13	0.15	0.07	0.17	0.17	(0.03)	(0.25)	(0.21)
Diluted net income per common share(1)	0.13	0.13	0.05	0.13	0.12	(0.03)	(0.25)	(0.21)
Balance sheet data (at period end):
Cash	$647	$877		$126	$846			$109
Current assets	5,003	5,911		5,701	5,713			5,205
Total assets	5,147	6,114		5,894	6,883			21,321
Long term obligations	-0-	-0-		-0-	185			9,246
Total liabilities	2,633	3,124		2,189	3,243			21,820
Cash dividends	-0-	-0-		-0-	-0-			-0-

(1)
Predecessor Basis presentation is based on a pro forma calculation of income tax expense.

        Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The accompanying summary of historical and selected financial data present the financial data of Paragon Systems as the "Predecessor Company" prior to the Acquisition and the consolidated financial data of Tri-S as the "Successor Company" subsequent to the Acquisition. The Predecessor Company was formerly a subchapter S corporation; consequently, pro forma tax and pro forma income per share are presented on the face of the summary of historical selected financial data for the periods presented as the Predecessor Company. The necessary adjustments include only taxes at a statutory rate of 38% for each period presented. The pro forma income per share calculation of the Predecessor Company operations is based on the weighted average number of common shares outstanding of Tri-S, which acquired the Predecessor Company in February 2004.

        Tri-S was incorporated during the fourth quarter of 2001. For purposes of calculating the weighted average shares outstanding for the pro forma income per share calculation for the year ended December 31, 2001, it is assumed that the Company was incorporated on January 1, 2001.

UNAUDITED PRO FORMA
CONDENSED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed financial statements are presented to illustrate the effects of the Acquisition, and the transactions contemplated by the Exchange and Recapitalization, the completion of the offering and the use of proceeds of the offering (collectively, the "Capital Transactions").

        Tri-S did not have an operating business prior to the acquisition of Paragon Systems by Tri-S Security Corporation. Expenses consisted primarily of services performed and fees incurred associated with the creation and capitalization of the Company and the pursuit of acquisition opportunities. The financial statements of Paragon Systems, as an operating entity, are the more relevant information available prior to the Acquisition of Paragon Systems by Tri-S. Consequently, the accompanying unaudited pro forma condensed financial statements present the financial statements of Paragon Systems as the Predecessor Company prior to the Acquisition and the consolidated financial statements of Tri-S as the Successor Company subsequent to the Acquisition.

        Historical amounts for the year ended December 31, 2003, are derived from audited 2003 financial statements, for the Predecessor Company. Historical amounts for the six months ended June 30, 2004, are derived from the Company's unaudited consolidated financial statements, which represent the mathematical addition of the Successor Company's consolidated results of operations for the period from February 28, 2004 through June 30, 2004 and the Predecessor Company results of operations for the period from January 1, 2004 through February 27, 2004; such a compilation of results of operations is not necessarily consistent with generally accepted accounting principles.

        The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. These adjustments are more fully described in the notes to the pro forma condensed financial statements below.

        The unaudited pro forma condensed consolidated balance sheet at June 30, 2004 assumes that the Acquisition, and Capital Transactions took place on that date. The unaudited pro forma condensed statement of operations for the year ended December 31, 2003 and the six months ended June 30, 2004 assume that the Acquisition, and Capital Transactions described above took place on January 1, 2003, the beginning of the 2003 fiscal year. Such information is not necessarily indicative of the Company's financial position or results of operations that would have occurred if the Acquisition, and Capital Transactions had been consummated as of the dates indicated, nor should it be construed as being a representation of the Company's future financial position or results of operations.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

At June 30, 2004

($ in thousands)

	Successor Basis
	Historical Consolidated Balance Sheet	Pro-Forma Adjustments for the Capital Transaction		Pro Forma Balance Sheet
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$109	$1,412	(g)	$1,521
Trade accounts receivable, net	4,562			4,562
Prepaid expenses and other assets	534			534

Total current assets	5,205			6,617

Property and equipment, less accumulated depreciation	363			363
Investment in joint venture	3,612			3,612
Intangible assets—net	1,630			1,630
Goodwill	10,511			10,511

Total assets	$21,321			$22,733

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Trade accounts payable	$101			$101
Accrued expenses	2,795			2,795
Income taxes payable	182			182
Short term notes payable	9,416	(7,700	)(g)	1,716
Current portion of capital lease obligations	80			80

Total current liabilities	12,574			4,874

Other liabilities:
Capital lease obligations, less current portion	145			145
Income taxes payable	1,056			1,056
Deferred income taxes	2,045			2,045
Mandatory redeemable preferred stock	6,000			6,000

Total liabilities	21,820			14,120

Stockholders' equity (deficit):
Common stock	3		(g)(h)(i)(j)(k)	3
Preferred stock	656	(656	)(h)(i)	0
Additional paid-in capital	113	9,768	(g)(h)(i)(j)	9,881
Retained earnings (deficit)	(1,271)			(1,271)

Total stockholders' equity (deficit)	(499)			8,613

Total liabilities and stockholders' equity (deficit)	$21,321			$22,733

See accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Tri-S Security Corporation and Subsidiary

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2003

($ in thousands, except per share data)

	Predecessor Basis			Pro Forma Statement of Operations
	Paragon Year Ended December 31, 2003	Purchase Acquisition Adjustments		With Acquisition Adjustments	Pro-Forma Adjustments for the Capital Transaction		Pro Forma Statement of Operations
Sales	$29,395			$29,395			$29,395

Operating expenses:
Direct labor	16,070			16,070			16,070
Indirect labor and other contract support costs	11,151			11,151			11,151
Selling, general and administrative	1,466	(239	)(f)	1,227			1,227
Amortization of intangible assets		432	(d)	432			432

	28,687			28,880			28,880

Operating income	708			515			515

Other income (expense):
Interest income	12			12			12
Interest expense	(30)	(539	)(a)(b)	(569)	539	(l)	(30)
Interest on mandatory redeemable preferred stock		(300	)(c)	(300)			(300)

	(18)			(857)			(318)

Income (loss) before income taxes	690			(342)			197
Income taxes	40	(40	)(e)	0			0

Net income (loss)	$650			$(342)			$197

Basic pro forma net income (loss) per common stock				$(0.13)			$0.07
Diluted pro forma net income (loss) per common stock				$(0.13)			$0.06
Basic weighted average number of common stock				2,558			3,020
Diluted weighted average number of common stock				3,854			3,052

See accompanying notes to the Unaudited Pro Forma Condensed Financial Statements

Tri-S Security Corporation and Subsidiary

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2004

($ in thousands, except per share data)

	Combined Pro Forma Statement of Operations			Pro Forma Statement of Operations
	6 Months Ended June 30, 2004	Purchase Acquisition Adjustments		with Disposition and Acquisition Adjustments	Pro-Forma Adjustments for the Capital Transaction		Pro Forma Statement of Operations
	(unaudited)
Sales	$14,751			$14,751			$14,751

Operating expenses:
Direct labor	7,895			7,895			7,857
Indirect labor and other contract support costs	5,850			5,850			5,850
Selling, general and administrative	803	(94	)(f)	709			709
Amortization of intangible assets	144	69	(d)	213			213

	14,692			14,667			14,667

Operating income	59			84			84

Other income (expense):
Interest income	3			3			3
Interest expense	(627)	(86	)(a)(b)	(713)	270	(l)	(443)
Interest on mandatory redeemable preferred stock	(100)	(48	)(c)	(148)			(148)

	(724)			(858)			(588)

Income (loss) before income taxes	(665)			(774)			(504)
Income taxes	0			0			0

Income (loss)	$(665)			(774)			$(504)

Basic pro forma net income (loss) per common stock				$(0.30)			$(0.17)
Diluted pro forma net income (loss) per common stock				$(0.30)			$(0.17)
Basic weighted average number of common stock				2,558			3,020
Diluted weighted average number of common stock				3,908			3,083

See accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Tri-S Security Corporation and Subsidiary

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2004

($ in thousands, except per share data)

	Predecessor Basis
			Combined Pro Forma Statement of Operations
		Successor Basis
	January 1, 2004 To February 27, 2004
		Consolidated February 28, 2004 to June 30, 2004	6 Months Ended June 30, 2004
	(unaudited)	(unaudited)	(unaudited)
Sales	$4,705	$10,046	$14,751

Operating expenses:
Direct labor	2,481	5,414	7,895
Indirect labor and other contract support costs	2,113	3,737	5,850
Selling, general and administrative	230	573	803
Amortization of intangible assets		144	144

	4,824	9,868	14,692

Operating income	(119)	178	59

Other income (expense):
Interest income	0	3	3
Interest expense	(11)	(616)	(627)
Interest on mandatory redeemable preferred stock		(100)	(100)

	(11)	(713)	(724)

Income (loss) before income taxes	(130)	(535)	(665)
Income taxes	0	0	0

Net income (loss)	$(130)	$(535)	$(665)

See accompanying notes to the Unaudited Pro Forma Condensed Financial Statements.

Notes to Unaudited Pro Forma Condensed Financial Statements

        The unaudited pro forma condensed statement of income for the year ended December 31, 2003 and the unaudited pro forma condensed statement of income for the six months ended June 30, 2004 give effect to the following adjustments related to the Acquisition.

        The Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations. The adjustments reflect the Acquisition financing and purchase accounting adjustments as follows (dollars in thousands):

  Funds Used for the Acquisition:

Cash payment to sellers(1)	$2,300
Promissory notes with interest at 7%	6,200
Promissory notes with interest at 7%	1,500
Redeemable preferred stock with a dividend rate at 5%	6,000

Total funds used for the Acquisition	$16,000

  Composition of Purchase Price:

Book value of net assets acquired	$3,511
Investment in joint venture	3,761
Income tax liabilities(2)	(1,408)
Deferred income tax liabilities(3)	(2,045)
Federal contracts	1,700
Goodwill	10,481

Total net assets acquired, at fair value	$16,000

(1)
Simultaneous with the closing of the Acquisition, Paragon Systems sold $4.3 million in receivables to LSQ, an unaffiliated company which factors receivables. The proceeds of the transaction were utilized as follows (dollars in thousands):

Cash payment to sellers of Paragon Systems	$2,300
Pay off outstanding borrowings under the Paragon Systems line-of-credit	1,175
Additional cash for working capital at Paragon Systems	700
Fees and interest costs	120

$4,295

(2)
Paragon Systems used the cash basis of accounting for income taxes prior to its acquisition, at which time Paragon Systems was required to change its accounting method to the accrual basis. Income taxes as a result of the change in method become due in four annual installments and were recorded as an adjustment of $1.4 million to the purchase price of Paragon Systems in accordance with business combination purchase accounting.

(3)
As a result of the Acquisition, the Company recorded a net deferred tax liability of $2.0 million. This deferred tax liability results from the difference between financial reporting and income tax bases of assets and liabilities purchased.

        Adjusting Entries to the Pro Forma Financial Statements:

  I.
  To reflect additional interest expense and dividend requirements for promissory notes and redeemable preferred stock issued to the former shareholders of Paragon Systems in conjunction with the Acquisition, summarized as follows:

		Predecessor Basis—Paragon Systems
		Year Ended December 31, 2003	58 Days Ended February 27, 2004
		($ in Thousands)
(a)	Additional interest expense on promissory notes with an aggregate principal amount of $6.2 million, which accrue interest at 7% per annum.	$434	$69
(b)	Additional interest expense on promissory notes with an aggregate principal amount of $1.5 million, which accrue interest at 7% per annum.	$105	$17
(c)	Additional dividend requirements, which are presented as interest expense, on redeemable preferred stock with an aggregate redemption value of $6.0 million, which accrue at a rate of 5% per annum.	$300	$48
  II.
  To reflect additional amortization expense for the increase in the fair value of federal contracts in conjunction with the Acquisition, summarized as follows:

		Predecessor Basis—Paragon Systems
		Year Ended December 31, 2003	58 Days Ended February 27, 2004
		($ in Thousands)
(d)	Additional amortization expense on increase in fair value of federal contracts.	$432	$69
  III.
  The income tax provision recorded during 2003 is reversed because it pertains to built-in gains tax of the Predecessor Company, which maintained a legal and tax structure as a Sub-Chapter S Corporation, summarized as follows:

		Predecessor Basis—Paragon Systems
		Year Ended December 31, 2003	58 Days Ended February 27, 2004
		($ in Thousands)
(e)	Reverse income tax provision recorded in the historical financial statements.	$40	$—
  IV.
  Upon completion of the Acquisition, the Company entered into employment agreements with the sellers of Paragon Systems, with agreement terms for one year. Two of the officers will cease to be employed by the Company upon completion of their agreement. At that time, the

    Company will retain a person to assume their responsibilities. The change in managers will result in a net reduction in selling, general and administrative costs, summarized as follows:

    (f)
    Net reductions in selling, general and administrative costs related to expiration of employment agreements

Amount
($ in Thousands)
Predecessor Basis—Paragon Systems
Year Ended December 31, 2003	$239
58 Days Ended February 27, 2004	$31
Successor Basis—Tri-S Security Corporation
124 Days Ended June 30, 2004	$63
  V.
  There was no tax benefit recorded for the pro forma and successor basis operating losses. Because the Company has current and pro forma operating losses, the Company does not have a reasonable basis, at this time, to take a position that it is more likely than not that the Company will have future operating income against which to realize the benefits of such operating losses.

  VI.
  The unaudited pro forma condensed consolidated balance sheet gives effect to the following adjustments related to the Capital Transactions as of June 30, 2004.

  (g)
  The adjustments reflect the Capital Transactions as follows:

($ in thousands)
Proceeds from the common stock offering, 1,800,000 shares at $6.00 per share	$10,800
Costs related to the common stock offering, including professional services fees and distribution costs	(1,688)

Net proceeds from the offering	9,112
Pay promissory notes with an outstanding principal balance of $7.7 million	(7,700)

Cash available for working capital	$1,412

  VII.
  The Company intends to enter into the Exchange and Recapitalization Agreement with all the holders of its common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and all the holders of rights to purchase its common stock pursuant to which the Company intends to effect an exchange and recapitalization of all outstanding common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and rights to acquire its common stock. The Company has also entered into the Agreement Regarding Notes and Preferred Shares with two of the former shareholders of Paragon Systems pursuant to which the Company agrees to repay the Amended and Restated Paragon Notes with a portion of the net proceeds of this offering. The Company has also entered into the Extension Agreement with the remaining two former shareholders of Paragon Systems pursuant to which such former shareholders have agreed to extend the maturity dates of the Paragon Notes held by them until the earlier of January 1, 2005 or the date upon which the Company receives the net proceeds of this offering. We intend for the transactions contemplated by the Exchange and Recapitalization Agreement to become effective immediately prior to the completion of the offering.

    The adjustments to the Pro Forma Balance Sheet at June 30, 2004, which give effect to the Capital Transactions, the Exchange and Recapitalization Agreement and the Agreement Regarding Notes and Preferred Shares, may be summarized as follows:

    (g)
    agree to use a portion of the net proceeds of this offering to repay the outstanding Paragon Notes, with an outstanding principal balance of $7.7 million, upon completion of this offering;

    (h)
    an exchange of all the outstanding shares of Series A Convertible Preferred Stock, par value $1.00 per share, for an aggregate of 242,718 shares of common stock;

    (i)
    an exchange of all the outstanding shares of Series B Convertible Preferred Stock, par value $1.00 per share, for an aggregate of 129,718 shares of common stock;

    (j)
    a reverse stock split of all the outstanding shares of common stock into 827,832 shares of common stock; and

    (k)
    an exchange of all outstanding options to purchase 350,000 shares of common stock for options to purchase 113,269 shares of common stock.

  VIII.
  The adjustments to the Pro Forma Statement of Income, which give effect to the Capital Transactions, may be summarized as follows (dollars in thousands):

    To reflect pro forma adjustments resulting from the offering and the use of proceeds:

		Combined Pro Forma Basis
		Year Ended December 31, 2003	Six Months Ended June 30, 2004
		($ in thousands)
(l)	Reduction in interest expense on promissory notes with an aggregate principal amount of $7.7 million, which accrues interest at 7% per annum.	$539	$270
  IX.
  Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

    The unaudited pro forma condensed combined statements of operations present the results of Paragon as the Predecessor prior to the Acquisition for the year ended December 31, 2003 and for the 58 days ended February 27, 2004. The Predecessor Company was formerly a subchapter S corporation. Normally, the pro forma statement of operations would include a pro forma calculation of income tax on the face of the income statement and, accordingly, would be reflected in the income per share calculations. Such pro-forma calculation for income tax is not presented for the Predecessor Company because the pro forma successor statements of operations present a net operating loss. Additionally, an income tax benefit will not be presented in the successor pro forma statements because the Company is experiencing a net operating loss, and the Company does not have a reasonable basis, at this time, to take a position that it is more likely than not that the Company will be able to realize the net operating loss carry forward.

    The following chart provides a compilation of the weighted average shares, on a pro forma basis, before and after the Exchange and Recapitalization Agreement (in thousands).

		Diluted Shares Outstanding
	Basic Shares Outstanding
		2003	2004
	(in thousands)
Prior to Exchange and Recapitalization Agreement	2,558	3,854	3,903

After Exchange and Recapitalization Agreement
Existing common stock	828	828	828
Conversion of Series A Convertible Preferred Stock	243	243	243
Conversion of Series B Convertible Preferred Stock	129	129	129
New offering	1,800	1,800	1,800
Issued to former shareholders	20	20	20
Conversion of outstanding stock options	—	32	63

	3,020	3,052	3,083

RECENT DEVELOPMENTS

Acquisition of Paragon Systems, Inc.

        On February 27, 2004, we completed the acquisition of Paragon Systems, an Alabama corporation with offices located in Huntsville, Alabama. Paragon Systems is a provider of contract guard services to Federal government agencies. We acquired all the outstanding capital stock of Paragon Systems for a total purchase price of $16.0 million payable in cash, shares of our capital stock and notes as set forth below. At the closing of the acquisition, we:

  •
  paid $2.3 million in cash to the former shareholders of Paragon Systems;

  •
  issued the Original Promissory Notes totaling $6.2 million to the former shareholders of Paragon Systems;

  •
  issued the 2005 Paragon Notes totaling $1.5 million to the former shareholders of Paragon Systems; and

  •
  agreed to issue to the former shareholders of Paragon Systems an aggregate of 100 shares of Series C Redeemable Preferred Stock, with an aggregate redemption value of $6.0 million.

        Our payment obligation under the Original Promissory Notes and the 2005 Paragon Notes and our redemption and dividend obligations under the Series C Redeemable Preferred Stock issued to the former shareholders of Paragon Systems are secured by a pledge to the former shareholders of Paragon Systems of approximately 55% of the capital stock of Paragon Systems that we acquired in the acquisition.

Agreements with Former Shareholders of Paragon Systems

        We entered into the Agreement Regarding Notes and Preferred Shares with two of the former shareholders of Paragon Systems, each of whom is a current executive officer of Paragon Systems, pursuant to which, among other things:

  •
  we issued the Amended and Restated Paragon Notes, which amend and restate the Original Paragon Notes held by such former shareholders with an aggregate value of $5.2 million to provide that such promissory notes shall be payable on December 31, 2003;

  •
  each of the former shareholders of Paragon Systems who is a party to the Agreement Regarding Notes and Preferred Shares has agreed not to exercise any rights he may have to foreclose on the shares of Paragon Systems pledged to such former shareholder until January 1, 2005;

  •
  we paid to the former shareholders of Paragon Systems who are parties to the Agreement Regarding Notes and Preferred Shares an aggregate of $80,000;

  •
  we agreed to issue upon completion of this offering to the former shareholders of Paragon Systems who are parties to the Agreement Regarding Notes and Preferred Shares an aggregate number of shares of our common stock having an aggregate value of $120,000, with each share valued at the initial offering price of the common stock offered hereby;

  •
  we will issue to the former shareholders of Paragon Systems who are parties to the Agreement Regarding Notes and Preferred Shares (i) an aggregate of 82 shares of Series C Redeemable Preferred Stock in satisfaction of their right to receive such shares in connection with our acquisition of Paragon Systems and (ii) an aggregate of two shares of our common stock; and

  •
  we have agreed to use a portion of the net proceeds of this offering to repay the Amended and Restated Paragon Notes and pay all the dividends due on the Series C Redeemable Preferred Stock upon completion of this offering.

        Additionally, we also entered into the Extension Agreement with the remaining two former shareholders of Paragon Systems, each of whom is a current executive officer of Paragon Systems, pursuant to which such former shareholders have:

  •
  agreed to extend the maturity date of the Original Paragon Notes held by such former shareholders, with an aggregate value of $1.0, until the earlier of January 1, 2005 or the date on which we receive proceeds from this offering; and

  •
  acknowledged that such former shareholder has deferred any rights such former shareholder may have to foreclose on the shares of Paragon Systems pledged to such former shareholder.

Exchange and Recapitalization

        We intend to enter into the Exchange and Recapitalization Agreement with all the holders of our common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and all holders of rights to acquire our common stock pursuant to which we will agree to effect an exchange and recapitalization of our outstanding common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and rights to acquire our common stock. See "Description of Capital Stock". We intend that the transactions contemplated by the Exchange and Recapitalization Agreement will become effective immediately prior to the completion of the offering. Pursuant to the Exchange and Recapitalization Agreement, we will:

  •
  exchange all of the outstanding shares of our Series A Convertible Preferred Stock, for an aggregate of 242,718 shares of common stock;

  •
  exchange all of the outstanding shares of our Series B Convertible Preferred Stock for an aggregate of 129,450 shares of common stock;

  •
  implement a reverse stock split of all the outstanding shares of our common stock into 827,832 shares of common stock; and

  •
  exchange all of our outstanding options to purchase 350,000 shares of common stock for options to purchase 113,269 shares of common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The results of operations set forth below are presented on a historical basis for the Company. Historical amounts for the years ended December 31, 2001, 2002 and 2003, are derived from audited financial statements for Paragon Systems, the Predecessor Company. Historical amounts for the six months ended June 30, 2004, are derived from the Company's unaudited consolidated financial statements, which represent the mathematical addition of the Successor Company's consolidated results of operations for the period from February 28, 2004 through June 30, 2004 and the Predecessor Company results of operations for the period from January 1, 2004 through February 27, 2004; such a compilation of results of operations are not necessarily consistent with generally accepted accounting principles.

        The Predecessor Company was formerly a subchapter S corporation; consequently, pro forma income tax expense and pro forma net income are presented on the face of the historical statements of operations for the periods presented as the Predecessor Company. The adjustments include only taxes at a statutory rate of 38% for each period presented.

        In accordance with requirements of purchase accounting, the assets and liabilities of the Predecessor Company were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition. The application of purchase accounting generally results in higher depreciation and amortization expense in periods subsequent to the Acquisition. Accordingly, the results discussed for the three and six months ended June 30, 2004 are not comparable with the three and six months ended June 30, 2003.

        The information set forth below should be read together with the historical consolidated financial statements of the Company and Paragon Systems, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus.

Overview

        We operate in a single reportable segment offering contract guard services to various Federal agencies. These guard services include providing uniformed and armed guards for access control, personnel protection, plant security, theft prevention, surveillance, vehicular and foot patrol, crowd control and the prevention of sabotage, terrorist and criminal activities. In connection with providing these services, we assume responsibility for a variety of functions, including recruiting, hiring, training, arming and supervising guards deployed to the Federal agencies we serve as well as paying all guards and providing them with uniforms, fringe benefits and workers' compensation insurance.

        We were incorporated in Georgia in October 2001 for the purpose of acquiring and consolidating electronic and physical security companies in order to take advantage of the operating efficiencies created by a larger company. We currently intend to pursue acquisition opportunities in the contract guard services and systems integration services segments of the security industry. To this end, we acquired Paragon Systems in February 2004. Paragon Systems has been providing contract guard and logistics services to Federal government agencies since 1994 and 2000, respectively.

        We frequently evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential acquisitions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any acquisition material to our operations or otherwise so far advanced in any discussions as to make an acquisition material to our operations reasonably certain.

        We have also entered into the Agreement Regarding Notes and Preferred Shares with two of the former shareholders of Paragon Systems, pursuant to which we have amended and restated certain promissory notes issued by us, we will issue shares of Series C Redeemable Preferred Stock and we have agreed to use a portion of the net proceeds of the offering to pay the Amended and Restated

Paragon Notes. See "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

        Additionally, we have also entered into the Extension Agreement with the remaining two former shareholders of Paragon Systems, pursuant to which the maturity dates of certain promissory notes issued by us have been extended. See "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

        We intend to enter into the Exchange and Recapitalization Agreement with all the holders of our common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and all the holders of rights to purchase our common stock pursuant to which we intend to effect an exchange and recapitalization of our outstanding common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and rights to acquire our common stock. See "Recent Developments—Exchange and Recapitalization" and "Description of Capital Stock."

Results of Operations of the Company

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenue.    Total revenue increased $8.0 million, or 38%, over the comparable prior year period. The increase was attributable in part to an increase in the number and size of government contracts. For 2003, four contracts earned revenue in excess of $3 million while in 2002 only one contract earned revenue in excess of $3 million. One of the new contracts obtained during the first quarter of 2003 generates average monthly revenue at a rate in excess of the average from any other contract within the Company's portfolio.

        Direct Labor, Indirect Labor and Other Contract Support Costs.    Labor and other contract support costs increased $7.6 million, or 39% due to an increase in workforce hours. The increase in hours is directly attributable to an increase in requirements under existing contracts and new contracts, which resulted in an increase in revenue. Both revenue and labor costs are directly related to contract hours worked.

        Labor and other contract support costs were up slightly year over year as a percentage of revenue. For 2003, the rate was 92.6% versus 91.7% in 2002.

        The increase in rate is due to a new contract obtained in 2003 which requires a staffing model that renders a higher payroll cost as a percentage of revenue. Additionally, the new contract has a higher average monthly wage rate than any other contract, which serves to push the average rate for all contracts higher in 2003. In addition, the Company realized an increase in general insurance costs.

        Selling, General and Administrative.    Costs increased $287,000, or 24%, over the comparable prior year period. The increase was attributable to an increase in staffing requirements at the corporate office to support new contracts. In addition employee benefit costs which includes medical insurance increased.

        Operating Income.    Operating income increased $121,000, or 21%, over the comparable prior year period, due primarily to the increase in revenue from the increase in number and size of contracts. For 2003, the Company reported operating income of $708,000, with a margin of 2.4% of revenue, versus $587,000 in 2002, with a margin of 2.7%.

        Other Income (Expense).    Interest expense, was up in 2003 due primarily to higher average borrowings on the Company's line of credit in 2003.

        Pro forma income tax expense represents 38% of reported income before income taxes. Prior to the acquisition, Paragon was an S Corporation for income tax purposes. Paragon paid $40 built-in gains taxes for 2003 related to its status as a C corporation prior to its S corporation election in 1999. No income taxes were paid by the Company for 2002.

        Pro forma net income increased $54,000, or 15%, over the comparable prior year period, due primarily to an increase in sales which resulted from an increase in the number and size of contracts.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Revenue.    Total revenue increased $4.9 million, or 30%, over the comparable prior year period. The increase was primarily attributable to an increase in the number of government contracts. In 2002 four new contracts were added while only one new contract was added in 2001. Also, as a result of events relating to September 11, 2001, government agencies increased their requirements for contract guard services. This increase in revenue contributed to more than half of the increase in annual revenue versus 2001.

        Direct Labor, Indirect Labor and Other Contract Support Costs.    Labor and other contract support costs increased $4.5 million, or 30% due to an increase in workforce hours. The increase in hours is directly attributable to an increase in requirements under existing contracts and new contracts, which resulted in an increase in revenue. Both revenue and labor cost are directly related to contract hours worked.

        Labor and other contract support costs were relatively flat year over year as a percentage of revenue. For 2002, the rate was 91.7% versus 91.5% in 2001.

        During 2002, the Company realized an increase in employee benefit costs, which includes medical benefits.

        Selling, General and Administrative.    Costs increased $283,000, or 32% over the comparable prior year period. The increase was attributable to an increase in staffing requirements at the corporate office to support new contracts. In addition general insurance and employee benefit costs increased.

        Operating Income.    Operating income increased $84,000, or 17%, over the comparable prior year period, due primarily to the increase in revenue. For 2002, the Company reported operating income of $587,000, with a margin of 2.7% of revenue, versus $503,000 in 2001, with a margin of 3.0%.

        Other Income (Expense).    Interest income and interest expense, was relatively flat year over year.

        Pro forma income tax expense represents 38% of reported income before income taxes. Prior to the Acquisition, Paragon was an S Corporation for income tax purposes. No income taxes were paid by the Company for 2002. Paragon paid $127 built-in gains taxes for 2001 related to its status as a C corporation prior to its S corporation election in 1999.

        Pro forma net income increased $52,000, or 16%, over the comparable prior year period, due primarily to the increase in revenue.

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

        Revenue.    Total revenue increased $678,000 or 10% over the comparable prior year period. The number of contracts (customers) decreased from 13 to 12 from 2003 to 2004. The increase was due primarily to revenue from four new contracts obtained in 2003 being greater than revenue from five contracts that expired in 2003.

        Direct Labor, Indirect Labor and Other Contract Support Costs.    Labor and other contract support costs increased $826,000, or 13%, over the comparable prior year period. The increase is due primarily to an increase in workforce hours at a rate higher than the increase in revenue dollars. The Company retained two contracts during 2003 which have billing amounts per hour lower than the Company average. The labor cost per hour is similar to the Company average. Due to these two factors, the labor and support costs for these contracts are higher as a percentage of revenue. The revenue from these two contracts represent almost a quarter of the Company's revenue during the period.

        Selling, General and Administration.    Costs increased $146,000, or 51%, versus prior year, due to additional costs associated with Tri-S Security, the parent company. Such costs, which approximated $160,000 in 2004, are additive to the costs incurred by Paragon Systems, the Predecessor Company. The costs of Tri-S consists of compensation expense, travel expense and professional fees.

        Amortization expense ($108,000) of intangible assets represents primarily the amortization of the additional fair value applied to the Federal contracts recorded as part of the Acquisition of Paragon in February 2004.

        Operating income declined $403,000 from the prior year due primarily to additional cost associated with Tri-S Security Corporation ($160,000), amortization expense of intangible assets ($108,000) and an increase in labor to service certain Federal contracts.

        Other Income (Expense).    Interest expense was up due to interest costs of $320,000 incurred by Paragon resulting from a factoring facility, which was initiated in February 2004; interest costs of $127,000 on promissory notes outstanding as a result of the Acquisition; and interest of $75,000 on mandatory redeemable preferred stock outstanding as a result of the Acquisition.

        Pro forma income tax expense represents 38% of reported income before income taxes for Paragon, the Predecessor Company, for the three months ended June 30, 2003.

        The Company reported pro forma net income of $177,000 for the three months ending June 30, 2003 versus a net loss of $650,000 for the three months ending June 30, 2004. The decline in profitability is driven primarily by interest costs resulting from financing the Acquisition and a decline in operating income.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

        Revenue.    Total revenue increased $737,000 or 10% over the comparable prior year period. The number of contracts (customers) decreased from 13 to 12 from 2003 to 2004. The increase was due primarily to revenue from four new contracts obtained in 2003 being greater than revenue from five contracts that expired in 2003.

        Direct Labor, Indirect Labor and Other Contract Support Costs.    Labor and other contract support costs increased $970,000, or 8%, over the comparable prior year period. The increase is due primarily to an increase in workforce hours at a rate higher than the increase in revenue dollars. The Company retained two contracts during 2003 which have billing amounts per hour lower than the Company average. The labor cost per hour is similar to the Company average. Due to these two factors, the labor and support costs for these contracts are higher as a percentage of revenue. The revenue from these two contracts represent almost a quarter of the Company's revenue during the period.

        Selling, General and Administration.    Costs increased $257,000, or 47%, versus the prior year, due to additional costs associated with Tri-S Security, the parent company. Such costs, which approximated $207,000 in 2004, are additive to the costs incurred by Paragon Systems, the Predecessor Company. The costs of Tri-S consists of compensation expense, travel expense and professional fees.

        Amortization expense ($144,000) of intangible assets represents primarily the amortization of the additional fair value applied to the Federal contracts, which was recorded as part of the Acquisition of Paragon in February 2004.

        Operating income declined $634,000 from the prior year due primarily to additional costs associated with Tri-S Security Corporation ($207,000), amortization expense of intangible assets ($144,000) and an increase in labor to service certain Federal contracts.

        Other Income (Expense).    Interest expense was up due to interest costs of $446,000 incurred by Paragon resulting from a factoring facility, which was initiated in February 2004; interest costs of $173,000 on promissory notes outstanding as a result of the Acquisition; and interest of $100,000 on mandatory redeemable preferred stock outstanding as a result of the Acquisition.

        Pro forma income tax expense represents 38% of reported income before income taxes for Paragon, the Predecessor Company, for the six months ended June 30, 2003.

        The Company reported pro forma net income of $434,000 for the six months ending June 30, 2003 versus a net loss of $616,000 for the six months ending June 30, 2004. The decline in profitability is driven primarily by interest costs resulting from financing the Acquisition and a decline in operating income.

Tri-S Security Corporation

        The results of operations set forth below represent the historical amounts for Tri-S Security Corporation for the years ended December 31, 2001, 2002 and 2003; for the six months ended June 30, 2003 and 2004; and for the three months ended June 30, 2003 and 2004. Such amounts are derived from the unaudited financial statements of Tri-S Security Corporation as parent company only and does not include the financial results of Paragon Systems, which was acquired by Tri-S Security Corporation in February 2004. The operations consist of administrative costs, amortization of cost of intangibles acquired with the acquisition of Paragon Systems and interest costs associated with debt incurred in conjunction with the Acquisition of Paragon Systems.

Tri-S Security Corporation
(Parent Company only)
($ in thousands)

						Three Months Ended
				Six Months Ended
	Year Ended December 31,
				June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	2001	2002	2003
Selling, general and administrative expense	$100	$216	$342	$103	$207	$50	$160
Amortization of intangible assets	—	—	—	—	144	—	108
Interest expense	—	—	—	—	275	—	202

(Loss) before income taxes	$(100)	$(216)	$(342)	$(103)	$(626)	$(50)	$(470)

Critical Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant estimates and judgments. Actual results may differ from these estimates under different assumptions or conditions.

        Revenue Recognition.    We record revenue monthly as guard services are provided to our customers under contracts with Federal government agencies. We bill guard services in arrears at hourly or monthly rates based on the number of hours worked under some contracts and as fixed monthly amounts under other contracts. Hourly and monthly rates are determined as a result of our bids submitted in response to formal specifications included in solicitations for bids from government agencies.

        Hourly and monthly billing rates are developed by accumulating the estimated labor, general and administrative expenses, our profit objective and other costs to service a contract over a five year period.

        Cost of Revenues.    Cost of revenues is primarily comprised of labor, related payroll taxes, employee benefits, workers compensation, and liability insurance. Labor is recorded on an accrual basis. Labor, related payroll taxes and employee benefits account for over 90% of all cost of revenues and over 85% of all operating expenses. The wages paid component of labor include regular pay, bonus, overtime, vacation, training, holiday and sick time. Total hours paid normally exceed total hours billed mainly due to vacation, training, supervisory holiday and sick time, which is generally not billable. This non-billable time, however, is included in the development of the billable rate. Medical benefits and workers compensation costs are based on premium-based plans, and are expensed based on actual premiums paid. One time expenses, such as extra training required on starting a new contract, are expensed when incurred.

        Goodwill and other Intangible Assets.    We account for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and other Intangible Assets. SFAS No. 142 requires goodwill and some intangible assets to no longer be amortized. The Company will complete its first goodwill impairment test as of December 31, 2004. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. Our intangible assets are amortized over the remaining life of each contract in place on the Acquisition date. Accordingly, amortization periods range from 2 to 5 years.

        Investment in Joint Venture.    We account for our 10% interest in Army Fleet Support, LLC ("joint venture") on the cost basis because we do not exercise significant influence over the operating and financial activities of Army Fleet Support, LLC. We record cash distributions received from Army Fleet Support, LLC as reductions of our investment in the joint venture. In November 2003 Paragon Systems made an investment of $715,000 in the joint venture. The carrying value of the investment in the joint venture was increased by $3,761,000 as a result of the purchase accounting adjustments made in the Acquisition of Paragon Systems in February 2004.

        The following cash distributions have been made or are expected to be made by the joint venture during 2004:

First quarter 2004	$715,000
Second quarter 2004	149,000
Third quarter 2004	172,000
Fourth quarter 2004	2,000,000

$3,036,000

        The estimated distribution in the fourth quarter 2004 is based on information received from joint venture's management regarding the joint ventures intentions for making cash distributions during the fourth quarter 2004.

Liquidity and Capital Resources

Summary

        Liquidity is the measurement of our ability to have adequate cash or access to cash at all times in order to meet financial obligations when due, as well as to fund corporate development and expansion and other activities. Historically, we have met our liquidity requirements through a combination of cash provided by operations, cash provided by debt from third party lenders and issuances of debt and equity securities.

        At June 30, 2004, we had a negative working capital position (excess of current liabilities over current assets) of $7.4 million compared to a positive working capital position of $2.7 at December 31, 2003. The most significant change in the Company's working capital position at June 30, 2004 versus the prior year end relates to promissory notes of $7.7 million that were issued as part of the Acquisition of Paragon and which are due and payable during the next 12 months as well as a $2.3 million cash payment related to the acquisition. Management anticipates making a principal payment of $6.2 million in the fourth quarter 2004; such payment is contingent upon the successful completion of the offering. Our cash and cash equivalents totaled $109,000 at June 30, 2004, and $846,000 at December 31, 2003.

Cash Flow

        We generated cash from operating activities of $214,000 and $1,005,000 for the three months ended June 30, 2004 and 2003, respectively. The $791,000 decrease in cash provided by operating activities during the three months ended June 30, 2004 as compared to the three months ended June 30, 2003 primarily resulted from $320,000 interest expense of the factoring facility initiated in conjunction with the Acquisition of Paragon and $160,000 in administrative costs of Tri-S. The remaining decrease results from changes in current assets and liabilities. We generated cash from operating activities of $231,000 for the six months ended June 30, 2004 and used $277,000 for the six months ended June 30, 2003. The increase in cash provided by operating activities was caused by changes in current assets and liabilities offset by $446,000 of interest expense of the factoring facility initiated in conjunction with the Acquisition of Paragon and $207,000 in administrative costs of Tri-S. We generated cash of $163,000 from operating activities in 2003 compared to using cash of $97,000 in 2002. The increase of $260,000 is primarily due to an increase in non-cash depreciation charges ($107,000) with the remainder resulting from changes in working capital items. We generated cash from operating activities of $809,000 in 2001. The $906,000 decrease from 2001 to 2002 resulted from changes in working capital items primarily accounts receivable and accounts payable.

        We used cash for investing activities of $715,000 in November 2003. Paragon used this cash to acquire a 10% interest in Army Fleet Support, LLC joint venture. During the first two months of 2004, this investment was recovered in the form of distributions from the joint venture. In June 2004, a distribution of $149,000 was received from the joint venture. We also used cash for investing activities of $36,000 in 2001; $127,000 in 2002; $427,000 in 2003; $6,000 in the three months ended June 30, 2003 and $21,000 in the six months ended June 30, 2003. We did not use any cash for investing activities in the three months ended June 30, 2004 and the six months ended June 30, 2004. Of the $427,000 used in 2003, approximately $365,000 was used to purchase vehicles required by two contracts with government agencies. The remaining amount for 2003 and all other periods includes computers and miscellaneous assets purchased to service government agency contracts.

        We used cash for financing activities of $1.2 million and $1.7 million in the three months ended June 30, 2004 and 2003, respectively. The cash was used to pay down our short term borrowing facilities in both periods. During the three months ended June 30, 2004, we also used $28,000 to meet our capital lease obligations. We used cash for financing activities of $1.8 million and $454,000 in the six months ended June 30, 2004 and 2003, respectively. The increase in cash used for financing activities during the six months ended June 30, 2004 compared to the six months ended June 30, 2003 results from a $2.3 million payment made in conjunction with the acquisition of Paragon; cash used to make payments on our capital lease obligations and cash used to set up our receivables financing. The cash used was partially offset by borrowings on our receivables financing arrangement. We used cash for financing activities of $454,000 in 2003. The cash was used to pay down borrowings of $454,000 we made on our line of credit in 2002. We used cash for financing activities of $365,000 in 2001 to pay down borrowings on our line of credit.

Contractual Obligations and Commercial Commitments

        In conjunction with the transactions contemplated by the Exchange and Recapitalization, the Company anticipates making certain payments prior to their due date. The following summarizes our future contractual obligations:

	Payments Due by Year Commencing June 30, 2004
	2004	2005	2006	2007	2008	thereafter
	($ in thousands)
Promissory notes—aggregate principal balance of $6.2 million(1)	$6,200
Interest on promissory notes @ 7%(1)	362
Promissory notes—aggregate principal balance of $1.5 million(1)		$1,500
Interest on promissory notes @ 7%		105
Preferred shares subject to mandatory redemption, with an aggregate principal balance of $6.0 million				$6,000
Interest on promissory notes @ 5%	150	300	$300	150
Operating leases	60	67	20	13	$13	$238
Capital leases	69	138	52
Income taxes payable from conversion of Paragon from S to C corporation		352	352	352	$352

	$6,841	$2,462	$724	$6,515	$365	$238

(1)
assumes payments made in December 2004.

Sources of Cash

        For 2004 and 2005, we expect that our primary sources of cash will be from cash on hand, cash received as distributions from the joint venture, cash generated by operating activities and the net proceeds from the offering after repayment of the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement. We believe that we will have sufficient liquidity from our cash on hand, cash distributions from the joint venture, and the net proceeds of the offering after repayment of the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement to meet our current financial obligations during the next 12 months.

        In July 2004, Paragon Systems entered into a modification of its factoring facility with LSQ which was originally entered into in February 2004. Pursuant to the factoring facility, LSQ will, from time to time, purchase certain accounts receivable from Paragon Systems at a discount of 1.25% and provide to Paragon Systems a professional accounts receivable management service for a funds usage fee of prime plus .75% on the outstanding funds advanced on the accounts receivable purchased. The factoring facility has a $5.0 million initial purchase limit and a one-year term which will automatically renew unless Paragon Systems gives 60 days prior notice of its intent not to renew. If we raise $6.0 million in capital, through this offering or otherwise, then the discount fee will be reduced to 1.00%.

        In July 2004, Paragon entered into a credit agreement with an unaffiliated finance source which allows Paragon to receive cash advances up to $400,000. Paragon assigned a security interest in various assets of Paragon, including two receivable balances approximating $440,000 in the aggregate. Once borrowings are repaid under the agreement, Paragon will not be entitled to borrow such amounts in the future. Pursuant to the credit agreement, interest expense at an annualized rate of 12% on the outstanding borrowings must be paid on a monthly basis. Any outstanding borrowings must be repaid to the extent Paragon collects the outstanding receivable balances in which the lender has a security interest.

        Our short-term cash needs are for working capital, capital expenditures, remaining unpaid transaction costs and liabilities related to the acquisition of Paragon Systems, which includes principal and interest payments as well as income tax payments. At June 30, 2004, liabilities related to the acquisition of Paragon Systems and other long-term debt obligations approximates $16.8 million. Over the next twelve months, we expect to pay out approximately $8.8 million related to these obligations, a great majority of such payments anticipated to be funded from the offering.

        Our long-term cash needs are related to the costs of developing and expanding our business, including capital expenditures, working capital and additional acquisitions. We expect to meet these cash needs through cash from operations, if any, cash on hand, the net proceeds of this offering after the repayment of the Paragon Notes and the note we issued to BRE LLC in connection with our credit agreement, as well as through possible issuances of equity or debt securities. If we are otherwise unable to obtain additional capital or sell assets, then we may not be able to meet our obligations and growth plans.

Recent Accounting Pronouncements

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS 150 prohibits entities from restating financial statements for earlier years presented. Our series C preferred stock subject to mandatory redemption qualities as a financial instrument with characteristics of liabilities and equity. Accordingly, this liability is classified as debt in our financial statements.

        In January 2003, the FASB issued FASB Interpretation ("FIN") 46, Consolidation of Variable Interest Entities. FIN 46 expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. Paragon owns a 10% equity interest in a joint venture in which it does not have a significant influence, as such, the investment is accounted for under the cost method of accounting. The accounting for the investment does not qualify for consolidation as a variable interest entity.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We have not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates, although we may enter into such transactions in the future.

        Our notes payable carry interest rates which are fixed. Our factoring facility has a funds usage fee which varies with the prime rate. Accordingly, if we sell our accounts receivable to LSQ and such accounts remain unpaid, then any increase in the prime rate will increase the funds usage fee we owe on such unpaid accounts and, therefore, reduce our earnings.

Selected Quarterly Financial Data

        The following table sets forth, for each quarter in our last two completed fiscal years and the two subsequent quarters, selected data from our statement of operations as well as other financial data. We do not believe that our quarterly results are impacted materially by seasonal changes. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our results of operations for such periods.

        Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The accompanying quarterly financial statements present the financial statements of Paragon Systems as the Predecessor prior to the Acquisition and the consolidated financial statements of Tri-S as the Successor subsequent to the Acquisition. The Predecessor Company was formerly a subchapter S corporation; consequently, pro forma tax and pro forma income per share are presented on the face of the historical statements of operations for the periods presented as the Predecessor. The necessary adjustments include only taxes at a statutory rate of 38% for each period presented. The pro forma income per share calculation of the Predecessor operations is based on the weighted average number of common shares outstanding of Tri-S, which acquired the Predecessor in February 2004.

	Predecessor Basis Paragon Systems, Inc.	Successor Basis Tri-S Security Corporation
	January 1, 2004 to February 27, 2004	February 28, 2004 to March 31, 2004	Three Months Ended June 30, 2004
	($ in thousands) (unaudited)	($ in thousands) (unaudited)
Sales	$4,705	$2,578	$7,468

Gross Profit	111	484	411
Selling, general and administrative	230	139	434
Amortization of intangible assets	0	36	108

Operating income	(119)	309	(131)

Interest income / (expense), net	(11)	(169)	(444)
Interest on preferred shares subject to mandatory redemption	0	(25)	(75)

Income (loss) before income taxes	(130)	115	(650)
Income tax expense (benefit)	0	0	0

Net income (loss)	$(130)	$115	$(650)

Pro forma income tax expense (benefit)	(49)	0	0

Pro forma net income (loss)	$(81)	$115	$(650)

Basic pro forma income (loss) per share	$(0.03)	$0.04	$(0.25)

Diluted pro forma income (loss) per share	$(0.03)	$0.03	$(0.25)

Basic Weighted average shares	2,558	2,558	2,558
Diluted Weighted average shares	3,908	3,908	3,908
Pro forma income tax rate	38%

	Predecessor Basis—Paragon Systems, Inc.
	For the Year Ended December 31, 2003
	Q1	Q2	Q3	Q4
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	($ in thousands)
Sales	$7,224	$6,790	$7,753	$7,628

Gross Profit	680	559	519	416
Selling, general and administrative	258	288	202	718
Amortization of intangible assets	0	0	0	0

Operating income	422	271	317	(302)

Interest income/(expense), net	(7)	14	(20)	(5)
Interest on preferred shares subject to mandatory redemption	0	0	0	0

Income (loss) before income taxes	415	285	297	(307)
Income tax expense (benefit)	0	0	0	40

Net income (loss)	$415	$285	$297	$(347)

Pro forma income tax expense (benefit)	157	108	113	(117)

Pro forma net income (loss)	$258	$177	$184	$(190)

Basic pro forma income (loss) per share	$0.10	$0.07	$0.07	$(0.07)

Diluted pro forma income (loss) per share	$0.08	$0.05	$0.05	$(0.07)

Basic Weighted average shares	2,558	2,558	2,558	2,558
Diluted Weighted average shares	3,205	3,262	3,562	3,854
Pro forma income tax rate	38%	38%	38%	38%

	Predecessor Basis—Paragon Systems, Inc.
	For the Year Ended December 31, 2002
	Q1	Q2	Q3	Q4
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	($ in thousands)
Sales	$4,897	$5,218	$5,217	$6,032

Gross Profit	284	604	577	301
Selling, general and administrative	480	138	259	302
Amortization of intangible assets	0	0	0	0

Operating income	(196)	466	318	(1)

Interest income / (expense), net	6	(3)	(1)	14
Interest on preferred shares subject to mandatory redemption	0	0	0	0

Income (loss) before income taxes	(190)	463	317	13
Income tax expense (benefit)	0	0	0	0

Net income (loss)	$(190)	$463	$317	$13

Pro forma income tax expense (benefit)	(72)	176	120	5

Pro forma net income (loss)	$(118)	$287	$197	$8

Basic pro forma income (loss) per share	$(0.05)	$0.11	$0.08	$(0.00)

Diluted pro forma income (loss) per share	$(0.05)	$0.10	$0.07	$(0.00)

Basic Weighted average shares	2,529	2,558	2,558	2,558
Diluted Weighted average shares	2,679	2,908	2,958	3,082
Pro forma income tax rate	38%	38%	38%	38%

BUSINESS

Overview

        Through our wholly-owned subsidiary, Paragon Systems, we provide contract guard services to various Federal government agencies. We strive to provide cost-effective solutions to ensure the safety and security of the assets and personnel of our customers and to continually improve the protection we provide for their personnel, programs, resources and facilities. Our goal is to provide demonstrably superior contract guard services with the highest degree of integrity and responsiveness.

        We were formed in October 2001 for the purpose of acquiring and consolidating electronic and physical security companies in order to take advantage of the operating efficiencies created by a larger company. We intend to pursue acquisition opportunities in the contract guard services and system integration services segments of the security industry. We made our first acquisition in February 2004 when we acquired Paragon Systems, a contract guard services and logistics provider.

        Paragon Systems was incorporated in 1987 in Alabama and has provided contract guard services to Federal government agencies since 1994. Initially Paragon Systems was established as an engineering company to service contracts with the Federal government agencies and with the U.S. Army Missile Command in both space and defense related areas of business. Paragon Systems has participated in high level engineering projects for the U.S. Army, NASA, other government agencies and local industry. Paragon Systems is a licensed engineering company as well as a security company.

        While serving as an engineering company, Paragon Systems contracted with Lockheed Martin to furnish assistance in Federal contract administration for Lockheed Martin on a sub-contract for construction at the NASA missile plant located in Iuka, Mississippi. Paragon Systems also provided engineering and technical support for contract cost management to NASA's Orbital Maneuvering Vehicle program, which developed an orbital vehicle that would be carried aloft by the space shuttle and maintained in orbit to perform specific tasks for the International Space Station. Paragon Systems also performed a number of high level engineering projects for Control Dynamics Corporation, including conducting preliminary design tasks for development of a heavy launch lift vehicle, which was at that time planned to be a robotic successor for the space shuttle.

        In 1994, Paragon Systems applied its engineering expertise and management skills to the security industry. Paragon Systems was awarded its first contract in 1994 to provide security services for the U.S. Army Corps of Engineers. Since such time, Paragon systems has obtained contracts with various other Federal government agencies and has provided high-level, expert security services. Paragon Systems has, through the utilization of its systems engineering skills, developed contract guard security services as its core business. Paragon Systems no longer provides engineering services.

        Through Paragon Systems, we employ over 700 persons in the course of providing contract guard services and maintain field offices located in Birmingham, Alabama, Mobile, Alabama, Montgomery, Alabama, Louisville, Kentucky, Baltimore, Maryland, Glynco, Georgia, Stennis Space Center, Mississippi, and Vicksburg, Mississippi. At our offices in Huntsville, Alabama we maintain a full support staff to support all field operations, including human resources, accounting, payroll, quality control, logistics, computer services, training, and other supporting functions as needed.

        In addition to our core business of providing contract guard services, we have two non-core business interests relating to logistics services. First, in 2000, Paragon Systems entered into two contracts to provide logistics services by developing and executing plans for improved logistics systems in support of U.S. Army facilities located at Fort Bliss, Texas and Fort Sill, Oklahoma. These contracts will expire in March 2005, and we have not determined whether we will pursue any additional logistics contracts. Second, through Paragon Systems, we own a 10% equity interest in Army Fleet Support, LLC, which provides logistics support for U.S. Army aviation training at Fort Rucker, Alabama. As a minority equity holder, we do not participate in the management of, or have any operational authority with respect to, Army Fleet Support, LLC.

The Security Industry

        The security industry encompasses a variety of high-tech and low-tech products and services. The service segment of the security industry includes contract guard services, armored car services, executive protection, fire suppression, alarm monitoring, closed circuit television ("CCTV"), access control, biometric, home automation and system integration services.

        The global security industry has grown largely due to an increasing fear of crime and terrorism. In the United States, the demand for security related products and central station monitoring services also has grown steadily. We believe that there is continued heightened attention to and demand for security due to the events of September 11, 2001 and the ensuing threat, or perceived threat, of criminal and terrorist activities.

        Despite the size and prospects for growth of the services segment of the security industry, the services segment, including the contract guard services and system integration services, remains highly fragmented. This high degree of fragmentation in the security industry makes it a prime candidate for future consolidation.

Contract Guard Service

        The contract guard services segment of the security industry includes security and patrol services, as well as various types of investigation services, including background, undercover, insurance claims and financial fraud.

        Contract guard services are provided under contracts in which the guard company agrees to recruit, hire, train, supervise, schedule and pay security guards deployed to certain specified sites, as well as to provide firearms, uniforms and equipment. Typical functions for security guards include patrolling the premises, checking identification for access control, staffing a security control center, monitoring activities on CCTV and responding to emergency requests for assistance.

        Contract guard services are customarily charged to the customer at an hourly or monthly rate (which can be fixed or variable). A contract guard company's profit is based on the "spread" of the hourly or monthly rate over the cost of the guard.

        Demand for guard services is dependent upon a number of factors, including demographic trends, general economic variables such as growth in the gross domestic product, unemployment rates, consumer spending levels, perceived and actual crime rates, government legislation and technology. According to The Freedonia Group's report on Private Security Services issued in March 2004, the United States market for guard services is forecasted to rise at an annual rate of 5% through 2008 to $16.3 billion, and the number of guards employed by private security firms is expected to rise 4% per year through 2008 to 730,000. The Freedonia Group states that the revenue growth in the industry will be powered by rising demand for better trained, more skilled and more experienced guarding personnel who generally command significantly higher wages.

        Although we currently provide contract guard services only to Federal government agencies, the contract guard services segment of the security industry also includes state government and private sectors, with customer sites including residential and office buildings, wholesale and retail businesses, warehouses, industrial facilities, hospitals and all state-run properties and facilities. The Federal government, state government and private sectors present diverse operating environments and unique challenges for contract guard service providers operating in such sectors. We intend to expand our operations in the Federal government sector and introduce operations in the state government and private sectors.

        The Federal government awards substantially all contracts for contract guard services through a competitive bidding process; however, certain agencies permit negotiated contracting through the GSA. Contracts awarded through a competitive bidding process generally have lower profit margins than negotiated contracts because in a competitive bidding process bidders compete predominantly on price. The Federal government is the largest procurer of products and services in the world, and the Federal contract market provides significant business opportunities for contract guard service providers approved to contract for the Federal government. Contracting with the Federal government, however, poses certain risks including that the Federal government may terminate the contract at its discretion, that funds to pay awarded contracts may not be appropriated by Congress, that service providers to the Federal government may not be able to comply with complex procurement laws and other risks identified in the section "Risk Factors—Risks Relating to Government Contracting."

        The private sector enterprises, however, generally do not obtain contract guard services through a competitive bid process, but privately negotiate contracts for such services, resulting in contracts with higher profit margins because price is not always the primary basis for competition for such contracts. The private sector provides an opportunity for contract guard service providers to grow through acquisitions.

Security System Integration

        The term "integrated systems" refers to security systems which combine the features of security products like CCTV and intrusion control. The critical concept in system integration is that the components of the system communicate with one another in order to improve system performance. This communication among system components is accomplished through the use of specialized software. The most highly complex integrated systems utilize a common database, which is often managed and maintained by the systems integrator. Because of their complexity and reliance on software, integrated systems require a higher degree of proficiency than ordinary add-on type systems like CCTV or access control.

        We currently do not operate in the system integration segment of the security industry; however, we intend to expand our business by selectively pursuing acquisition opportunities in this segment. We intend to target for acquisition existing organizations with established reputations for quality customer service. We will seek to identify and acquire organizations offering customized, integrated systems in the high-end commercial and high-end residential electronic security markets.

        We believe that offering system integration services will complement, and create synergies with, the contract guard services we currently offer. In the course of providing contract guard services under our current Federal government contracts, for example, our security guards monitor and operate integrated systems sold and installed by providers of integrated systems. If we are able to sell integrated systems to our clients and install such systems for our clients, in addition to monitoring and operating such systems, then we will be able to offer products and services which complement our contract guard services. We also believe that offering system integration products and services will increase our profitability because contracts for system integration products and services generally have higher profit margins than contracts for guard services and the system integration segment is anticipated to grow more rapidly than the contract guard segment.

Our Strategy

Operations

        Our objective is to increase our revenues, profitability and market position and that of the businesses we may acquire in the future, while maintaining the highest level of service to our customers. The key elements of our operations strategy include the following:

  •
  managing personnel costs by minimizing turnover through effective recruitment, training and supervision of guards;

  •
  retaining existing customers and engaging new customers by servicing clients with the highest degree of integrity and responsiveness;

  •
  developing cost-effective solutions for the security needs of our customers; and

  •
  capitalize on the growing trend among businesses and Federal government agencies to outsource non-core functions such as security officer services.

Federal Government Contracts

        The majority of our current contracts for contract guard services were awarded by the Federal government through a competitive bid process. We intend to grow our business by obtaining new Federal government contracts through the competitive bidding process and providing additional services under our current Federal government contracts and by negotiated contracts. We have hired a consulting firm located in Washington, D.C. to assist us in identifying Federal government contracts for contract guard services which are available for bids or which may be privately negotiated. We believe this consulting firm will identify new business opportunities for us. The consulting firm will also assist us in preparing our bids and negotiating contracts.

        We intend to hire a full-time employee to provide business development and marketing services for the Company. This person's job responsibilities will focus on identifying new contract opportunities with Federal government agencies and preparing and submitting bids for such contracts.

        We intend to bid on Federal government contracts for contract guard services valued between an aggregate of $500,000 and $50 million over a five-year period. Our ability to bid on larger contracts is constrained because we do not currently have, and do not anticipate that we will have after this offering, sufficient capital to cover the substantial start-up costs we would incur if awarded contracts with higher values.

Acquisitions

        We intend to develop and expand our business by selectively pursuing acquisition opportunities in the contract guard services and system integration services segments of the security industry. We intend to target for acquisition existing companies with established reputations for quality customer service.

        In the system integration market, we will seek to identify and acquire organizations offering customized, integrated systems in the high-end commercial and high-end residential electronic security markets.

        In the contract guard services market, we will seek to acquire organizations which provide contract guard services to Federal government agencies and to the private sector. We are specifically looking to acquire larger organizations which provide contract guard services to Federal government agencies pursuant to negotiated contracts or which otherwise have contracts with higher profit margins. We are also looking to acquire organizations which provide contract guard services to the private sector, including residential and commercial facilities, and which have contracts with higher profit margins than our current Federal government contracts. Although we intend our initial acquisition activities to be concentrated in the Southeast, Midwest and Atlantic coastal portions of the United States, we have not placed any geographic restrictions on our future acquisition strategy. We believe we will have significantly more acquisition possibilities in the private sector than in the Federal government sector.

        We frequently evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential acquisitions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any acquisition material to our operations or otherwise so far advanced in any discussions as to make an acquisition material to our operations reasonably certain.

        Because the security industry is still very highly fragmented, we believe there will be no lack of opportunities for acquiring the type of companies that are the focus of our planned acquisition efforts. Both industry segments are marked by concentration by several of the well known larger providers of security services, such as Tyco International Ltd. on the electronic side of the business and Allied Security, Inc., Securitas Security Services USA and Rentokil Initial plc on the physical security side. While there is concentration among the larger providers, we believe there remains a host of quality, sizable regional and local providers that are available for acquisition.

Our Contract Guard Services Operations

        Through Paragon Systems, we provide contract guard services to various Federal government agencies. Our contract guard services include providing uniformed and armed guards for access control, plant security, personnel security, theft prevention, surveillance, vehicular and foot patrol, crowd control and the prevention of sabotage, terrorist and criminal activities. We provide guards and other personnel who are, depending on the particular requirements of the customer, uniformed or plain-clothed, armed or unarmed, and who patrol in marked radio cars or stand duty on the premises at stationary posts. Our guards maintain contact with headquarters or supervisors via car radio or hand-held radios. In addition, our guards respond to emergency situations and report to appropriate authorities for fires, natural disasters, work accidents and medical crises.

        In connection with providing these services, we assume responsibility for a variety of functions, including recruiting, hiring, training and supervising the guards deployed to the Federal agencies we serve, as well as paying all guards and providing them with firearms, uniforms, fringe benefits, workers' compensation insurance and any required bonding. We are responsible for preventing the interruption of guard services as a consequence of illness, vacations or resignations.

        We strive to provide cost-effective solutions to ensure the safety and security of the assets of our customers and to continually improve the protection we provide for their personnel, programs, resources and facilities. Our goal is to provide demonstrably superior contract guard services with the highest degree of integrity and responsiveness.

Our Logistics Contracts

        In 2000, Paragon Systems entered into two contracts to provide logistics services by developing and executing plans for improved logistics systems in support of U.S. Army facilities located at Fort Bliss, Texas and Fort Sill, Oklahoma. Pursuant to these contracts, Paragon Systems provides expertise in support of the U.S. Army's Velocity Management initiatives, known as the Logistics Centers of Excellence ("LCOE") programs, by developing and executing plans for improved logistics systems in terms of readiness and cost reduction. Paragon Systems designs and operates LCOEs at Fort Bliss, Texas and Fort Sill, Oklahoma to support the Army's Materiel Command weapon programs. Paragon Systems provides the essential and critical interfaces and lines of technical communications between the various U.S. Army Aviation and Missile Command Project Offices, the end user and the weapons prime contractors. These contracts expire pursuant to their terms in March 2005, and we have not determined whether we will pursue any additional logistics contracts.

Our Equity Interest in Army Fleet Support, LLC

        Through Paragon Systems, we own a 10% equity interest in Army Fleet Support, LLC, which provides all logistics support for U.S. Army aviation training at Fort Rucker, Alabama. In providing this support, the joint venture provides personnel, management, material parts, supplies, transportation and equipment to perform aviation unit maintenance, aviation unit intermediate maintenance and approved depot maintenance.

        L-3 Communications Integrated Systems and Vertex Aerospace LLC collectively own the majority equity interest in Army Fleet Support, LLC. L-3 Communications Integrated Systems provides comprehensive logistics support and services, including extensive rotary-wing aircraft systems integration, modification and maintenance. Vertex Aerospace LLC is an aviation and aerospace technical services company, managing and servicing rotary-wing air craft, as well as other equipment, primarily for government customers.

        As a minority equity holder, we do not participate in the management of, or have any operational authority with respect to, Army Fleet Support, LLC. None of our management personnel or employees provides any services to Army Fleet Support, LLC. In June 2003, Paragon Systems made an initial capital contribution to Army Fleet Support, LLC of $715,000. Since such time through September 30, 2004, Paragon Systems has received approximately $1.0 million in cash distributions with respect to its equity interest.

Sales and Marketing

        We have a sales and marketing approach designed to focus on Federal government agencies. We market our services through the offices of our subsidiary, Paragon Systems, located in Huntsville, Alabama. Currently, the executive officers of Paragon Systems conduct all of our sales and marketing efforts. We currently do not have a separately designated sales and marketing staff but intend to establish a separate sales and marketing department to identify opportunities in the Federal government and private sectors and to negotiate and bid on Federal government contracts. Our key marketing vehicles are our website, Federal government bulletin board sites on the Internet, word of mouth and customer referrals.

Employees

        As of September 30, 2004, we employed approximately 763 individuals, consisting of more than 725 security guards, and approximately 38 sales and marketing staff, and managerial and administrative employees in our offices located at Huntsville, Alabama. Two of the former shareholders of Paragon Systems serve as the President and Executive Vice President of Paragon Systems and are responsible for managing substantially all of Paragon Systems' operations relating to the provision of contract guard services. These two individuals are employed by Paragon Systems pursuant to employment agreements which expire in February 2005. Furthermore, pursuant to such agreements, these two individuals are only employed half-time by Paragon Systems. We are currently conducting an executive search for new management to replace Paragon Systems' current President and Executive Vice President, who have agreed to continue to provide services to Paragon Systems in a transitional role until we are able to hire and train new management personnel.

        Our business is labor intensive and, as a result, is affected by the availability of qualified personnel and the cost of labor. Although the contract guard services industry is characterized by high turnover, we believe our experience compares favorably with that of the industry. We have not experienced any material difficulty in employing suitable numbers of qualified guards, although when labor has been in short supply, we have been required to pay higher wages and incur overtime charges.

        We believe that the quality of our guards is essential to our ability to offer effective and reliable service, and we believe diligence in their selection and training produces the level of performance required to maintain customer satisfaction and internal growth. Our policy requires that all selected applicants for a guard position with us undergo a detailed pre-employment interview and a background investigation covering such areas as employment, education, military service, medical history and, subject to applicable state laws and criminal record checks. Personnel are selected based upon physical fitness, maturity, experience, personality, stability and reliability. We treat all employees and applicants for employment without unlawful discrimination as to race, creed, color, national origin, sex, age, disability, marital status or sexual orientation in all employment-related decisions. However, all Federal guard service contracts require that guards be a minimum of 21 years of age.

        Our comprehensive training programs for our guards include pre-assignment training, on-the-job assignment training and refresher training. Pre-assignment training explains the duties and powers of a guard, report preparation, emergency procedures, ethics and professionalism, grounds for discharge, general orders, uniforms and personal appearance, and basic post responsibilities. It also includes jurisdiction and legal responsibilities, use of force, arrest authority and procedures, search and seizure procedures, crime scene protection, rules of evidence, hostage situations, bomb threats and incidents, workplace violence, sabotage and espionage, terrorism/anti-terrorism, and weapons of mass destruction. On-the-job assignment training covers specific duties as required by the post and job orders. Ongoing refresher training is given on an annual basis as the need arises as determined by the local area supervisor and manager, or quality control personnel.

        Unionized employees account for approximately 60% of our employees and work under collective bargaining agreements with the following unions: the United Union of Security Guards; the Industrial, Technical and Professional Employees Union; and the Security Police and Fire Professionals of America. These collective bargaining agreements do not permit work stoppages, and we have experienced no work stoppages attributable to labor disputes. Our relations with our employees have generally been satisfactory. Guards and other personnel supplied by us to its customers are our employees, even though they may be stationed regularly at the customer's premises.

Insurance

        We maintain all appropriate forms of insurance, including comprehensive general liability, performance and crime bonding, professional liability and automobile coverage. Special coverage is sometimes added in response to unique customer requirements. We also maintain compliance with all state workers' compensation laws. A certificate of insurance, which meets individual contract specifications, is made available to every customer.

        Generally, our Federal government contracts do not require that we obtain a performance bond; however, one of our current contracts does require a performance bond in the amount equal to 20% of the current year's contract price of $3.0 million or $600,000. The fee to obtain this bond is 1% of the bond amount. The bond does not cover losses incurred by our failure to perform due to acts of terrorism. However, the Federal government will pay 90% of covered terrorism losses exceeding the applicable deductible.

Customers

        Since February 27, 2004, when we acquired Paragon Systems, we have provided our contract guard services to seven customers in seven states. We provide contract guard services for the following Federal government agencies (i) the GSA; (ii) the Social Security Administration; (iii) the Corps of Engineers; (iv) the U.S. Coast Guard; (v) the Federal Law Enforcement Training Center; (vi) the NASA John C. Stennis Space Center; and (vii) the U.S. Food and Drug Administration.

        Our typical customer contract may provide for an hourly or monthly billing rate used for all security guards at a site or variable hourly billing rates for different guards. Our contracts are usually multi-year contracts with renewal options. For the six months ended June 30, 2004, ten contracts represented more than 93% of our consolidated revenues.

        For the year ended December 31, 2003, our contracts with the Social Security Administration, the General Services Administration, the Federal Law Enforcement Training Center and the Stennis Space Center each accounted for more than 10% of our consolidated revenue, as adjusted for our acquisition of Paragon Systems.

Competition in Contract Guard Services

        The contract guard services segment of the security industry is highly competitive but fragmented. Contract guard services generally compete with each other on price and the quality of service provided; the scope of the services performed; name recognition; the extent and quality of the guard supervision, recruiting, selection and training; and the ability to handle multiple worksites nationwide.

        Our largest competitors in the contract guard services market include contract security service providers such as Coastal International Security and Wackenhut/Alletug. These competitors are much larger than we are and have significantly greater resources with which to target our markets, including name recognition. The guard industry also contains a large number of smaller regional and local security service providers in the United States in addition to those listed above which also directly compete with us, including Alpha Protective Services and Security Consultants Group.

        Due to the contract guard services industry's low barriers to entry, other competitors are also likely to enter the industry. Furthermore, traditional guard companies will increasingly compete with the electronics side of the security industry, as customers increase their level of automation and replace guards with more sophisticated electronic hardware.

Government Regulation and Legal Proceedings

        We are subject to city, county and state firearm and occupational licensing laws that apply to security guards and private investigators. In addition, many states have laws or regulations requiring training and registration of security guards, regulating the use of badges and uniforms, prescribing the use of identification cards or badges, and imposing minimum bond, surety or insurance standards. We may be subjected to penalties or fines as the result of licensing irregularities or the misconduct of one of our guards from time to time in the ordinary course of our business.

        We are also subject to certain Federal regulations, including regulations concerning the use and distribution of firearms. Violations of these regulations may result in criminal penalties. Furthermore, we are subject to Federal laws and regulations relating to the formation, administration and performance of Federal government contracts, including the Federal Acquisition Regulations and supplemental GSA regulations, the Truth in Negotiations Act and the Cost Accounting Standards. See "Risk Factors—Risks Related to Government Contracting."

        The U.S. Department of Homeland Security has sent a cure notice to us which alleges, among other things, that we did not comply with appropriate procedures in connection with the theft of one of our firearms from one of our security guards. Although no litigation has been brought against us with respect to this incident, the Federal government has claimed that we did not perform in compliance with applicable rules and regulations regarding such theft.

        Except as otherwise discussed in this document, we believe we are currently in material compliance with all applicable laws and regulations. Based on currently known facts, that there are no claims or litigation pending against us, the disposition of which would materially affect our financial position or future operating results, although we cannot be certain as to the ultimate outcome of any such claim or litigation. In addition, exposure to litigation is inherent in our ongoing business and may harm our business in the future.

Facilities

        Our corporate headquarters and principal executive offices are located in Alpharetta, Georgia, and our contract guard services operations are located at the offices of our wholly-owned subsidiary, Paragon Systems, in Huntsville Alabama. We lease space at both locations. We are obligated to pay rent on the Alpharetta, Georgia facility of approximately $1,930 per month through February 2005. We are obligated to pay rent on the Huntsville, Alabama facility of approximately $3,900 per month, plus a share of operating expenses, through November 2005.

        We believe our leased facilities are adequate to meet our needs and that additional facilities are available to us to meet our expansion needs for the foreseeable future on commercially reasonable terms.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        Our executive officers, directors and significant employees, as of October 11, 2004, are as follows:

Name	Age	Position
Ronald G. Farrell	61	Chairman of the Board, President and Chief Executive Officer of the Company
E. Wayne Stallings	58	Chief Financial Officer of the Company
Charles Keathley	75	President of Paragon Systems
Robert Luther	73	Executive Vice President of Paragon Systems
Carla Cilyok	37	Vice President for Finance and Accounting of Paragon Systems

        Mr. Farrell is currently the only director of the Company. The shareholders of the Company have elected Dr. James A. Verbrugge (age 63), L.K. Toole (age 68) and James M. Logsdon (age 57) to serve as directors of the Company effective immediately upon the completion of the offering, and Dr. Verbrugge and Messrs. Toole and Logsdon have agreed to so serve. See "Management—Directors and Executive Officers—Board of Directors."

        Certain additional information concerning the individuals named above is set forth below:

        Ronald G. Farrell is the Company's founder and has served as its sole director and officer since the Company was formed in October 2001. Since 1985, Mr. Farrell has also been the sole officer, director and shareholder of R.G.F. Investments, Inc. and R.G. Farrell, Inc., private companies engaged in financial consulting relating to public offerings, venture capital transactions, leveraged buy-outs and roll-up transactions. From December 1998 to December 2001, Mr. Farrell served as Chairman of the Board and Chief Executive Officer of Golf Entertainment, Inc. At various times from 1986 through 1998, Mr. Farrell founded and served as Chairman of the Board and Chief Executive Officer of Computer Integration Corporation, Sports Leisure, Inc., Automotive Industries, Inc. and Builders Design, Inc.

        L.K. Toole founded Toole Consulting Company in 1997, which provides consulting services to Lucent Technologies, Inc. and GTE Corporation, among other clients. Mr. Toole retired in 1997 as a senior vice president of GTE Corporation, concluding a 36 year career in the telecommunications industry. During his career, which included 15 years with AT&T, Inc., Mr. Toole served in various executive capacities, including President of GTE China, Senior Vice President Asia Pacific, Vice President Business Development worldwide for wireless networks, and Chairman of the Board of Directors of a joint venture in Argentina which built a nationwide wireless network.

        Dr. James A. Verbrugge is Emeritus Professor of Finance in the Terry College of Business at the University of Georgia. He is also the Director of the Center for Strategic Risk Management at the University of Georgia. From 1976 to 2001, he was the Chairman of the Department of Banking and Finance in the Terry College of Business, and he held the Chair of Banking from 1992-2002. He is a member of the board of directors of each of eResource Capital Group, Inc., Crown Crafts, Inc. and InterCept, Inc., and also serves on the boards of two private companies.

        James M. Logsdon served as President, Chief Operating Officer and a director of Verso Technologies, Inc., a publicly held technology company, from September 2000 until March 2004. From January 2000 to September 2000, Mr. Logsdon also served as President, Chief Operating Officer and a director of Cereus Technology Partners, Inc., a publicly held technology company. From January 1998 to January 2000, Mr. Logsdon served as Vice President and General Manager of Branch Operations—

East for the Network Services division of GTE Corporation, a global telecommunications company. From January 1991 to December 1997, he served as GTE's Vice President, Sales & Marketing—Commercial Markets.

        E. Wayne Stallings has served as the Company's Chief Financial Officer since October 2004. From 1992 to September 2004, Mr. Stallings served in various executive capacities, including Senior Vice President and Chief Financial Officer with Wellington Leisure Products, Inc., a manufacturer of rope and outdoor products. Prior to 1992, Mr. Stallings served over ten years in various executive capacities in the United States corporate office of Grand Metropolitan, PLC, a major United Kingdom public company.

        Charles Keathley, along with others, founded Paragon Systems in 1983 and has served as its President since its inception. In this capacity, Mr. Keathley is primarily responsible for providing overall management of the business, communicating with customers and corporate staff, and serving in an advisory role for new business and marketing. Mr. Keathley served as a director of Paragon Systems until it was acquired by the Company in February 2004.

        Robert Luther, along with others, founded Paragon Systems in 1983 and has served as its an Executive Vice President since its inception. In this capacity Mr. Luther is primarily responsible for managing the security systems division of our business, preparing technical proposals and conducting marketing and business development efforts. Mr. Luther served as a director of Paragon Systems until it was acquired by the Company in February 2004.

        Carla Cilyok has served as the Chief Financial Officer and controller of Paragon Systems since 1997. Prior to 1997, Ms. Cilyok served as the Business Manager for Paragon Systems.

        Mr. Farrell has been elected to serve as Chief Executive Officer and President of the Company pursuant to that certain Employment Agreement dated January 1, 2002 between the Company and Mr. Farrell. See "Management—Director and Executive Compensation—Employment Agreement."

Board of Directors

        Our bylaws provide that our board of directors shall consist of no fewer than one member and no more than nine members. Our board of directors currently consists of one member, Ronald G. Farrell. Effective upon the completion of the offering, our board of directors will consist of four (4) members, Dr. Verbrugge and Messrs. Farrell, Toole and Logsdon. If we have more than two directors, our articles of incorporation provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The shareholders of the Company have elected each of Dr. Verbrugge and Messrs. Farrell, Toole and Logsdon to serve as directors of the Company effective upon, and subject to, the completion of the offering as follows: Mr. Logsdon has been elected as a Class I Director, whose term expires at the 2005 annual meeting of shareholders; Dr. Verbrugge has been elected as a Class II Director, whose term expires at the 2006 annual meeting of shareholders; and Messrs. Farrell and Toole have been elected as Class III Directors, whose terms expire at the 2007 annual meeting of shareholders. Upon the completion of the offering, Dr. Verbrugge and Messrs. Farrell, Toole and Logsdon will serve as directors until the expiration of their applicable terms and until their successors have been elected and qualified or until their earlier death, resignation or removal. This classification of the board of directors may delay or prevent a change in control of the Company. See "Description of Capital Stock."

Executive Officers

        Our board of directors appoints our executive officers on an annual basis to serve until their successors have been elected and qualified, subject to applicable employment agreements. See

"Management—Director and Executive Compensation—Employment Agreement." There are no family relationships among any of our directors or officers.

Board Committees

        Compensation Committee.    Our board of directors established a compensation committee in October 2004, with such committee to commence its duties upon completion of this offering. Upon completion of this offering, the compensation committee will consist of Dr. Verbrugge and Messrs. Toole and Logsdon. The responsibilities of the compensation committee will include reviewing and recommending to the board of directors the compensation of all of our officers and directors, including stock compensation and loans, establishing and reviewing general policies relating to the compensation and benefits of our employees and administering our 2004 Stock Incentive Plan.

        Audit Committee.    Our board of directors established an audit committee in October 2004, with such committee to commence its duties upon completion of this offering. Upon completion of this offering, the audit committee will consist of Dr. Verbrugge and Messrs. Toole and Logsdon. The responsibilities of the audit committee will include reviewing our internal accounting procedures and consulting with and reviewing the services provided by our independent auditors.

DIRECTOR AND EXECUTIVE COMPENSATION

Director Compensation

        We will compensate each member of our board of directors for their service on our board of directors at an annual rate of $10,000 per year. We will also compensate each member of our board of directors who serves on a committee of the board at an annual rate of $2,500 for each committee on which such member serves and reimburse our board members for reasonable expenses incurred by them in attending such meetings of the board and any committees of the board of which they are members. Members of our board of directors are also eligible to receive stock options granted pursuant to our 2004 Stock Incentive Plan.

Executive Compensation

        The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by our Chief Executive Officer during the year ended December 31, 2003, as well as for any other of our employees whose salary and bonus exceeded $100,000 during the year ended December 31, 2003.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
Name and Principal Position				Securities Underlying Options (#)		All Other Compensation ($)
	Year	Salary ($)	Bonus ($)
Ronald G. Farrell Chief Executive Officer and President of the Company	2003 2002 2001	290,750 167,859 —	— — —	— 300,000 —	(1)	— — —
Charles Keathley President of Paragon Systems	2003 2002 2001	235,173 232,037 291,731	— 92,500 44,000	— — —		— — —
Robert Luther Executive Vice President of Paragon Systems	2003 2002 2001	203,767 200,362 254,982	— 65,000 34,000	— — —		— — —
Carla Cilyok Vice President for Finance and Accounting of Paragon Systems	2003 2002 2001	93,994 90,829 —	12,000 17,300 —	— — —		— — —
Harold Bright Executive Vice President of Paragon Systems	2003 2002 2001	205,020 202,812 162,699	— 42,900 33,000	— — —		— — —
John Wilson Vice President of Paragon Systems	2003 2002 2001	157,348 154,059 114,879	— 42,200 50,000	— — —		— — —

(1)
This option, which is exercisable until January 1, 2011 at an exercise price of $0.04 per share, was issued pursuant to the Employment Agreement dated January 1, 2002 between the Company and Mr. Farrell. This option was issued at an exercise price equal to or greater than the fair market value of our common stock on the date of issuance as determined by the board of directors of the Company. This option vested as to 100,000 underlying shares on each of December 31, 2002 and December 31, 2003 and will vest as to the remaining 100,000 underlying shares on December 31, 2004. See "Management—Director and Executive Compensation—Employment Agreement." Upon the Exchange and Recapitalization, the option will be exchanged for an option to purchase 97,087 shares of common stock at an exercise price of $0.12 per share.

Option Grants In Last Fiscal Year

        We did not grant any options to purchase our common stock during the year ended December 31, 2003 to our Chief Executive Officer or to any other employee named in the Summary Compensation Table above.

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

        The following table presents information concerning the value at December 31, 2003 of all unexercised options held by our Chief Executive Officer and any other employee named in the Summary Compensation Table above.

	Number of Securities Underlying Unexercised Options at December 31, 2003
			Value of Unexercised In-the-Money Options at December 31, 2003
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald G. Farrell	200,000	100,000	$134,000	$67,000

401(k) Plan

        In 1994, Paragon Systems adopted the Paragon Systems, Inc. 401(k) Profit Sharing which covers all of our eligible employees who have attained age 21. The 401(k) plan excludes from participation all collectively-bargained and non-resident alien employees. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, and the 401(k) plan trust is intended to qualify under Section 501(a) of the Internal Revenue Code. None of the contributions to the 401(k) plan made by eligible employees or by us or any of the investment earnings thereon is taxable to such employees until withdrawn, and any contributions we may make are expected to be deductible by us when made. Our eligible employees may elect to reduce their eligible compensation by up to 10%, subject to statutorily prescribed limits, and to have such compensation reductions contributed on their behalf to the 401(k) plan. The 401(k) plan permits us to make matching contributions to the 401(k) plan.

2004 Stock Incentive Plan

        Overview.    Our 2004 Stock Incentive Plan provides for the grants of incentive awards to eligible participants, including our employees, officers, directors, consultants and independent contractors. These awards include (i) options to purchase shares of common stock that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended; (ii) options to purchase shares of common stock that do not qualify as incentive options ("non-qualified options"); (iii) awards of shares of common stock that are subject to risk of forfeiture and transferability restrictions that lapse after specified periods of time or upon the occurrence of events described in our 2004 Stock Incentive Plan ("restricted stock awards"); and (iv) awards of shares of common stock ("stock bonuses"). Incentive options and non-qualified options are collectively referred to in this prospectus as "options," and options, restricted stock awards, and stock bonuses are collectively referred to herein as "incentive awards."

        Our 2004 Stock Incentive Plan was approved and adopted by our board of directors and shareholders on October 13, 2004. The maximum number of shares of common stock that are available for issuance under our 2004 Stock Incentive Plan is 500,000. As of October 13, 2004, 500,000 shares of common stock were available for future grant under our 2004 Stock Incentive Plan.

        Administration.    The 2004 Stock Incentive Plan provides that it will be administered by our board of directors or by a committee of our board of directors. We have appointed the compensation committee of our board of directors as the "committee" to administer our 2004 Stock Incentive Plan. In accordance with and subject to the provisions of the 2004 Stock Incentive Plan, the committee has the authority to determine all provisions of incentive awards as the committee may deem necessary or desirable and as consistent with the terms of the 2004 Stock Incentive Plan, including (i) the recipients to be granted incentive awards under the 2004 Stock Incentive Plan; (ii) the nature and extent of the incentive awards to be made to each participant; (iii) the time or times when incentive awards will be granted; (iv) the duration of each incentive award; and (v) the restrictions and other conditions to which the payment or vesting of incentive awards may be subject.

        Eligible Participants.    All employees (including officers and directors who are also employees), non-employee directors, consultants and independent contractors of the Company or any subsidiary of the Company who, in the judgment of the committee, have contributed, are contributing or are expected to contribute to the achievement of economic objectives of the Company and its subsidiaries will be eligible to participate in our 2004 Stock Incentive Plan.

        Options.    The per share price to be paid by a participant upon exercise of an option will be determined by the committee in its discretion at the time of the option grant, provided that the exercise price for incentive stock options must be equal to the fair market value of one share of common stock on the date of grant and 110% of the fair market value if, at the time the incentive stock option is granted, the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of the Company or any parent or subsidiary corporation of the Company. An option will become exercisable at such times and in such installments as may be determined by the committee in its sole discretion at the time of grant, provided that no option may be exercisable after 10 years from its date of grant.

        Restricted Stock Awards.    Restricted stock awards are awards of common stock granted to a recipient which are subject to restrictions on transferability and the risk of forfeiture. The committee may impose such restrictions or conditions, not inconsistent with the provisions of our 2004 Stock Incentive Plan, to the vesting of restricted stock awards as it deems appropriate, including that the participant remain in the continuous employ or service of the Company or any of its subsidiaries for a specified period of time or that the participant or the Company, or any subsidiary or division of the Company, satisfy specified performance goals or criteria.

        Stock Bonuses.    Stock bonuses are awards of common stock that are not subject to any restrictions other than, if imposed by the committee, restrictions on transferability. A participant may be granted one or more stock bonuses under our 2004 Stock Incentive Plan, and such stock bonuses will be subject to such terms and conditions, consistent with other provisions of our 2004 Plan, as may be determined by the committee in its sole discretion.

        Transferability.    No right or interest of any participant in an incentive award may be assigned or transferred, except pursuant to a qualified domestic relations order (other than in the case of incentive stock options), testamentary will, the laws of descent and distribution, or as otherwise expressly permitted by our 2004 Stock Incentive Plan, or subjected to any lien or otherwise encumbered during the lifetime of the participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, unless approved by the committee in its sole discretion.

        Amendment and Termination.    Our 2004 Stock Incentive Plan will terminate at midnight no later than October 13, 2014, unless terminated earlier by action of our board of directors. Our board of directors may suspend or terminate our 2004 Stock Incentive Plan or any portion thereof at any time and may amend our 2004 Stock Incentive Plan in any respect without shareholder approval, unless shareholder approval is then required by federal securities or tax laws or the rules of any stock exchange or quotation system, including the over-the-counter electronic bulletin board or the Nasdaq Stock Market, on which the common stock is then listed.

Employment Agreement

        On January 1, 2002, we entered into an employment agreement with Mr. Farrell pursuant to which Mr. Farrell has agreed to serve as Chief Executive Officer and President of the Company until December 31, 2005, which term has been subsequently extended until December 31, 2008. The agreement provides for (i) payment of a specified base salary which increases by 10% per year; (ii) payment of an annual bonus equal to 5% of the Company's operating income for such year, provided that such bonus may not exceed Mr. Farrell's base salary for such year; (iii) prohibition against Mr. Farrell's disclosure of confidential information for a period of one year following the termination of his employment; and (iv) continuation of Mr. Farrell's compensation and benefits for the remainder of the term of the employment agreement if his employment is terminated by the Company without cause or by Mr. Farrell for "good reason". For the year ending December 31, 2004, Mr. Farrell's salary under his employment agreement is $254,000.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, our compensation committee will consist of Dr. Verbrugge and Messrs. Toole and Logsdon. None of the members of our compensation committee will be, or has ever been, at any time since the time of our formation, one of our officers or employees. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee. Prior to the formation of the compensation committee, compensation decisions were made by our entire board of directors.

CERTAIN TRANSACTIONS

        The following is a description of transactions since January 1, 2003 to which we have been a party in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are described under "Management—Director and Executive Compensation." In addition, described below are certain transactions between us and our promoters.

Employment Agreement

        For a description of the employment agreement between the Company and Mr. Farrell, see "Management—Director and Executive Compensation—Employment Agreement."

Agreements with Former Shareholders of Paragon Systems

        As described in "Recent Developments—Agreements with Former Shareholders of Paragon Systems", we have entered into an agreement with two of the former shareholders of Paragon Systems, who are both current executive officers of Paragon Systems, pursuant to which, among other things, we have amended and restated certain promissory notes held by such former shareholders of Paragon Systems. See "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

        As described in "Recent Developments—Agreements with Former Shareholders of Paragon Systems", we have entered into an agreement with the remaining two former shareholders of Paragon Systems, who are both current executive officers of Paragon Systems, pursuant to which, among other things, such former shareholders have agreed to extend the maturity dates of certain promissory notes held by them of Paragon Systems. See "Recent Developments—Agreements with Former Shareholders of Paragon Systems."

Exchange and Recapitalization

        As discussed in "Recent Developments—Exchange and Recapitalization", we intend to enter into an agreement with the holders of our common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock pursuant to which we intend to recapitalize the Company prior to the completion of this offering. See "Recent Developments—Exchange and Recapitalization." As part of this recapitalization, R.G.F. Investments, Inc. and its affiliates will exchange 2,500,000 shares of common stock held by them immediately prior to the recapitalization for 809,061 shares of common stock upon completion of the recapitalization. In connection with the recapitalization, Mr. Farrell will also exchange an option to purchase 300,000 shares of common stock at an exercise price of $0.04 per share held by Mr. Farrell for an option to purchase 97,087 shares of common stock at an exercise price of $0.12 per share.

Indemnification Agreements

        On October 13, 2004, we entered into indemnification agreements with each of our executive officers and directors pursuant to which we will indemnify each such person to the fullest extent permitted by applicable law in the event that such person was involved or becomes involved or is threatened to be involved in any investigation, action, claim suit or proceeding, whether civil, criminal, administrative or investigative, by reason of that fact that such person is or was serving as an officer or director of the Company or is or was serving at our request as an agent of any other entity. Upon completion of this offering, we will also enter into the same indemnification agreements as described above with Dr. Verbrugge and Messrs. Logsdon and Toole, all of whom will commence serving as directors of the Company upon completion of this offering.

Issuances of Securities

        On November 11, 2001, we issued 2,500,000 shares of our common stock to R.G.F. Investments, Inc., of which Mr. Farrell is the sole officer, director and shareholder, for aggregate consideration of $100,000, 50% of which was paid by Mr. Farrell by making a promissory note in favor of the Company and 50% of which was paid to Mr. Farrell by providing services to us with a market value of at least $50,000. The Company cancelled the promissory note in exchange for Mr. Farrell agreeing to forgive $50,000 in accrued but unpaid salary. Such shares will be exchanged in the Recapitalization and Exchange for an aggregate of 809,061 shares of common stock, of which 97,087 shares of common stock have been transferred to an affiliate of R.G.F. Investments, Inc.

        Pursuant to Mr. Farrell's Employment Agreement, on January 1, 2002, we issued to Mr. Farrell an option to purchase 300,000 shares of common stock, exercisable for a ten-year period at an exercise price of $0.04 per share. Such option will be exchanged in the Recapitalization and Exchange for an option to purchase 97,087 shares of common stock at an exercise price of $0.12 per share.

Future Transactions

        We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, if any, between us and our officers, directors and principal shareholders will be approved by a majority of our board of directors, including a majority of the independent, disinterested outside directors of the board and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

SECURITY OWNERSHIP

        Upon completion of this offering, the only capital stock of the Company that will be outstanding will be 3,290,002 shares of common stock (including the 2,070,000 shares of common stock issued in this offering, assuming the underwriters' over-allotment option is exercised in full and assuming a $6.00 per share offering price for this offering) and 100 shares of Series C Redeemable Preferred Stock. Our Series C Redeemable Preferred Stock does not have voting rights, other than as required by applicable law. See "Recent Developments—Exchange and Recapitalization" and "Description of Capital Stock".

        The following table sets forth as of October 11, 2004 the beneficial ownership of our common stock, as adjusted for the offering and the Exchange and Recapitalization which we intend to effect immediately prior to the completion of the offering, by (i) each person or group of persons known to us to beneficially own more than 5% of the outstanding shares of our voting stock, (ii) each director and executive officer of the Company; (iii) each person who will become a director upon completion of the offering; (iv) each named executive officer of the Company named in the Summary Compensation Table above; and (v) all executive officers and directors of the Company as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated in the footnotes to the table below, each shareholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by such shareholder. The percentage calculations in the table below are based on 3,290,002 shares of common stock (including the 2,070,000 shares of common stock issued in this offering, assuming the underwriters' over-allotment option is exercised in full and assuming a $6.00 per share offering price for this offering) to be issued and outstanding immediately after the Exchange and Recapitalization, plus shares of common stock that may be acquired within 60 days of October 11, 2004, by each individual or group listed. Shares not outstanding but deemed beneficially owned by virtue of right of an individual or member of a group to acquire them within 60 days of October 11, 2004, are treated outstanding only when determining the amount and percentage owned by such individual or group. Unless otherwise indicated, the address of each individual named below is the address of the Company, 3700 Mansell Road, Suite 220, Alpharetta, Georgia 30032.

	Common Stock
Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
Ronald G. Farrell†‡	906,149	(1)	27%
James A. Logsdon†	0		—
L. K. Toole†	0		—
James A. Verbrugge†	0		—
E. Wayne Stallings‡	0		—
Charles Keathley	0
Robert Luther	0
Carla Cilyok	0
Harold Bright	0
John Wilson	0
All directors and executive officers as a group (5 persons)	906,149		27

†
Director of the Company

‡
Officer of the Company

*
Less than 1% of the issued and outstanding shares of our common stock.

(1)
Includes (i) 711,974 shares of common stock held by R.G.F. Investments, Inc., a corporation in which Mr. Farrell is the sole shareholder, officer and director, over which shares Mr. Farrell may be deemed to have sole investment and voting power; (ii) 97,087 shares of common stock held by Mr. Farrell's spouse, over which shares Mr. Farrell may be deemed to have sole investment and voting power; and (iii) 97,087 shares of common stock issuable upon exercise of an option held by Mr. Farrell.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock as set forth in our amended articles of incorporation and amended bylaws, the forms of which have been filed with SEC as exhibits to the registration statement of which this prospectus is a part. The following description of our capital stock does not purport to be complete and is subject to and qualified by our amended articles of incorporation and amended bylaws and applicable provisions of Georgia law.

General

        Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), of which 1,000,000 shares have been designated as Series A Convertible Preferred Stock, 250,000 shares have been designated as Series B Convertible Preferred Stock, and 100 shares have been designated as Series C Redeemable Preferred Stock.

        Upon completion of the offering, after giving effect to the Exchange and Recapitalization, 3,290,002 shares of common stock will be issued and outstanding (including the 2,070,000 shares of common stock issued in this offering, assuming the underwriters' over-allotment is exercised in full and assuming a $6.00 per share offering price for this offering), 100 shares of Series C Redeemable Preferred Stock will be outstanding, and no shares of Series A Convertible Preferred Stock or Series B Convertible Preferred Stock will be outstanding. See "Recent Developments—Exchange and Recapitalization." In addition, 500,000 shares of common stock will be reserved for issuance pursuant to our 2004 Stock Incentive Plan which will become effective upon the completion of the offering.

Common Stock

        Voting Rights.    The holders of common stock are entitled to one vote per share on all matters. The common stock does not have cumulative voting rights, which means that holders of the shares of common stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

        Dividends.    Each share of common stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by our board of directors. We do not anticipate paying cash dividends on the common stock in the foreseeable future. See "Dividend Policy."

        Conversion.    The common stock has no conversion rights.

        Liquidation.    In the event we dissolve, liquidate or wind up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any outstanding Preferred Stock we may designate and issue in the future with liquidation preferences greater than those of the common stock.

        Other.    The holders of shares of common stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, fully paid and nonassessable.

        Prior to the date of this prospectus, there has been no established public trading market for the common stock. We intend to apply to list our common stock for quotation on the Nasdaq SmallCap Stock Market under the symbol "TRIS."

Preferred Stock

        Our board of directors is authorized, without further shareholder action, to divide any or all shares of our authorized preferred stock into series and to fix and determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. Upon the completion of this offering, after giving effect to the Exchange and Recapitalization, 100 shares of Series C Redeemable Preferred Stock will be outstanding, and no shares of either Series A Convertible Preferred Stock or Series B Convertible Preferred Stock will be outstanding. As of the date of this prospectus, our board of directors has no plans, agreements or understandings for the issuance of any shares of preferred stock.

        Series C Redeemable Preferred Stock.    Holders of Series C Redeemable Preferred Stock have no voting rights, except as otherwise required by applicable law. Holders of Series C Redeemable Preferred Stock have no preemptive, conversion or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are not entitled to any liquidation preference and do not share in the assets of the Company.

        The Series C Redeemable Preferred Stock has a redemption value of $60,000 per share. We may redeem the outstanding shares of Series C Preferred Stock at any time, but must redeem all the outstanding shares of Series C Redeemable Preferred Stock no later than February 27, 2007. The holders of the Series C Preferred Stock are entitled to receive cumulative cash dividends at an annual rate of 5% of the redemption value (or $3,000 per share per annum) payable semi-annually on August 31 and February 28 of each year.

Provisions of the Articles of Incorporation, Bylaws and Georgia Law Regarding Shareholders' Rights and Related Matters

        Shareholders' rights and related matters are governed by the Georgia Business Corporation Code and our articles of incorporation and bylaws. The provisions of the articles of incorporation, bylaws and Georgia law summarized below could have the effect of preventing, hindering or delaying a change in control of the Company or a change in management.

        Classified Board of Directors; Removal of Directors.    If our shareholders elect more than two members to our board of directors, then our board of directors is divided into three classes of directors, serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. In addition, members of the board of directors may only be removed for cause and then only at a special meeting of shareholders called for such purpose by the affirmative vote of at least two-thirds of the then-outstanding shares of common stock. The classification of directors, together with the limitation on the removal of directors, and the ability of the remaining directors to fill any vacancies on the board of directors, has the effect of making it more difficult for shareholders to change the composition of the board of directors.

        Advance Notice of New Business and Director Nominations.    Our bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 120 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, within ten days after notice of such special shareholders' meeting was sent by us to the shareholders. Such provision may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

        Anti-Takeover Provisions and Georgia Law.    The Georgia Business Corporation Code generally restricts a company from entering into specified business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company's voting stock, or its affiliates for a period of five years after the date on which such shareholder became an interested shareholder, unless:

  •
  its board of directors approves the business combination or the transaction in which the shareholder became an interested shareholder prior to the date the shareholder became an interested shareholder;

  •
  the interested shareholder acquires 90% of the company's voting stock in the same transaction in which it exceeds 10%; or

  •
  subsequent to becoming an interested shareholder, such shareholder acquires 90% of the company's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote thereon. The business combination statute applies only if a corporation's bylaws specifically provide that it applies. We have elected to be covered by the business combination statute.

        The Georgia Business Corporation Code also contains provisions that impose certain fair price and other procedural requirements applicable to specified business combinations with any person who owns 10% or more of the common stock. These statutory requirements restrict business combinations with, and accumulations of shares of voting stock of, certain Georgia corporations. The fair price statute applies only if a corporation elects to be covered by its restrictions. We have elected to be covered by the fair price statute.

        Ability to Consider Other Constituencies.    Our articles of incorporation permit our board of directors to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other establishments are located and all other factors the directors consider pertinent, in addition to considering the effects of any actions on us and our shareholders, when determining what is in the best interests of our shareholders. Pursuant to this provision, the board of directors may consider numerous subjective factors affecting a proposal, including certain non-financial matters, and on the basis of these considerations may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

Indemnification and Limitation of Liability

        Our articles of incorporation eliminate the personal liability of our directors to the Company or our shareholders for monetary damage for any breach of duty as a director, provided that we do not (and we cannot) eliminate or limit the liability of a director for:

  •
  a breach of duty involving appropriation of a business opportunity of the Company;

  •
  an act or omission which involves intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director receives an improper personal benefit; or

  •
  unlawful corporate distributions.

        In addition, if at any time the Georgia Business Corporation Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors will be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless otherwise required. These provisions of the articles of incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

        Under our bylaws, we must indemnify any director or officer who was, is or is threatened to be made a party to any legal proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was a director or officer, against liability incurred in such proceeding. Our bylaws do not require such indemnification for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

  •
  any appropriation, in violation of such director's or officer's duties, of any business opportunity of the Company;

  •
  acts or omissions which involve intentional misconduct or a knowing violation of law;

  •
  unlawful corporate distributions; or

  •
  any transaction from which such officer or director received an improper personal benefit.

        In addition, our bylaws provide that (i) we must advance funds to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because such person is a director or officer, if such director or officer satisfies the conditions contained in our bylaws, and (ii) we may indemnify and advance expenses to our employees or agents who are not also directors or officers to the same extent that we could to a director.

        Furthermore, we afford additional protection to our directors and executive officers pursuant to indemnification agreements we have entered into with each such person. Pursuant to such agreements, we will indemnify our directors and executive officers to the fullest extent permitted by applicable law in the event that they were involved or become involved or are threatened to be involved in any investigation, action, claim suit or proceeding, whether civil, criminal, administrative or investigative, by reason of that fact that they are or were serving as an officer or director of the Company or are or were serving at our request as an agent of any other entity.

Transfer Agent and Registrar

        [                        ] will act as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 3,290,002 shares of common stock (including the 2,070,000 shares of common stock issued in this offering, assuming the underwriters' over-allotment is exercised in full and assuming a $6.00 per share offering price for this offering) without taking into account any options which may be granted or exercised. Upon completion of the offering and after giving effect to the Recapitalization and Exchange, we will have options outstanding to purchase 113,269 shares of common stock. All of the shares of common stock sold hereby will be freely tradable without restriction or further registration under the Securities Act of 1933 by persons other than our "affiliates" (defined in Rule 144 under the Securities Act of 1933 as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, us). Immediately prior to the offering, after giving effect to the Recapitalization and Exchange, we will have outstanding 1,200,000 shares of common stock, which shares will be deemed restricted securities within the meaning of Rule 144. Shares of common stock acquired or to be acquired by our officers and employees pursuant to the exercise of options or restricted stock grants will be, upon the filing of a Registration Statement on Form S-8 registering such shares, freely tradable without restriction or further registration under the Securities Act of 1933 by persons other than "affiliates." Sales of restricted securities and shares of common stock held by "affiliates" are subject to certain volume, timing and manner of sale restrictions pursuant to Rule 144. Any sales of substantial amounts of these shares in the public market might adversely affect prevailing market prices for the shares of common stock.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year, including "affiliates" of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of common stock then outstanding or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to any of the requirements described above. We are unable to estimate the number of restricted shares or shares held by affiliates that will be sold under Rule 144 because this will depend in part on the market price for the common stock, the personal circumstances of the holders of the shares and other factors.

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144 without having to comply with the holding period requirements or other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

        Our officers and directors and certain other persons who own greater than 1% of our outstanding common stock have agreed that, for a period of one year from the date of this prospectus, none of us will, without the prior written consent of Bathgate Capital Partners LLC, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, any shares of our common stock (other than shares of our common stock acquired in or after this offering) or any securities convertible into, or exercisable or exchangeable for, our common stock. Thereafter, such officers, directors and certain other persons will be able to sell any shares of common stock they own in reliance upon Rule 144, subject to the resale, volume and other limitations described above.

        Prior to this offering, there has been no public market for the common stock. Trading of the common stock is expected to commence following the completion of this offering. There can be no assurance that an active trading market will develop or continue after the completion of this offering or that the market price of the common stock will not decline below the initial public offering price. No prediction can be made as to the effect, if any, that future sales of shares of common stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock or our ability to raise capital through a public offering of our equity securities.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated as of [                        ], 2004, the underwriters named below, for whom Bathgate Capital Partners LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally the number of shares indicated below:

Name	Number of Shares of Common Stock
Bathgate Capital Partners LLC
Total	1,800,000

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $[            ] a share under the initial public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $[            ] a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

        We have granted to the underwriters an option, exercisable for 60 days from the date of this prospectus, to purchase up to an aggregate of 270,000 additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $[            ], the total underwriters' discounts and commissions would be $[            ] and total proceeds to us would be $[            ].

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We intend to apply to list the common stock offered hereby for quotation on the Nasdaq SmallCap Stock Market under the symbol "TRIS."

        Together with our directors, executive officers and certain shareholders, we have agreed that, without the prior written consent of Bathgate Capital Partners LLC on behalf of the underwriters, none of us will, during the one-year period after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether these shares or any such securities are then owned by the person or are thereafter acquired, directly from us; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

Pricing of the Offering

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price for the shares of common stock offered by this prospectus was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were:

  •
  our record of operations, our current financial position and future prospects;

  •
  the experience of our management;

  •
  sales, earnings and certain of our other financial and operating information in recent periods; and

  •
  the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

Underwriter Compensation

        The underwriters will purchase the shares of common stock offered hereby at a discount of 8% of the initial public offering price, or $      per share assuming an initial public offering price of $      per share. We have agreed to pay Bathgate Capital Partners LLC a nonaccountable expense allowance equal to 3% of the gross proceeds from the sale of shares of common stock offered hereby, including an exercise of the over-allotment option. Our agreement with the underwriters also provides that we will pay all expenses in connection with qualifying the shares for sale under the laws of those states as the underwriter may designate and the costs of review by the National Association of Securities Dealers, Inc. of the underwriting arrangements between the underwriters and us. We have paid $75,000 to the representative of the underwriters as of the date of this prospectus. If this offering is not completed, Bathgate Capital Partners LLC will retain this payment.

        In addition, at the closing of this offering, we will issue to the underwriters warrants to purchase a number of shares of our common stock equal to 10% of the shares of common stock purchased by the underwriters in this offering, excluding any shares purchased as part of the exercise of the over-allotment option. The warrants will have an exercise price of 120% of the initial public offering price (or $[            ] per share assuming an initial public offering price of $[            ] per share) and will be exercisable for a period of five years. The warrants contain anti-dilution provisions providing for appropriate adjustments on the occurrence of certain events and contain customary participatory registration rights and contain cashless exercise provisions (which allow the holder to exercise the option or warrant by surrendering a portion of the shares or warrants underlying it instead of paying cash).

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Rogers & Hardin LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by David H. Drennen, Esq. Mr. Drennen is the general counsel of Bathgate Capital Partners LLC.

EXPERTS

        Miller Ray & Houser LLP, independent auditors, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on the report of Miller Ray & Houser LLP, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 for the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For additional information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov. We intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors, and make available to our shareholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

        Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934. As a result, we will file periodic reports, proxy statements and other information with the SEC. The periodic reports, proxy statements and other information we will file will be available for inspection and copying at the SEC public reference facilities and the web site of the SEC referred to above.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Tri-S Security Corporation

        We have audited the accompanying balance sheets of Paragon Systems, Inc. (predecessor company to Tri-S Security Corporation) as of December 31, 2002 and 2003 and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paragon Systems, Inc, as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

                      /s/ Miller Ray & Houser LLP

Atlanta, Georgia
August 10, 2004

Tri-S Security Corporation and Subsidiary

Consolidated Balance Sheets

(in thousands, except per share data)

	Predecessor Basis		Successor Basis
	Paragon Systems, Inc. December 31, 2002	Paragon Systems, Inc. December 31, 2003	Consolidated Tri-S Security Corporation June 30, 2004
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$877	$846	$109
Trade accounts receivable, net	4,852	4,695	4,562
Prepaid expenses and other assets	182	172	534

Total current assets	5,911	5,713	5,205

Property and equipment, less accumulated depreciation	203	455	363
Investment in joint venture	—	715	3,612
Intangible assets, net	—	—	1,630
Goodwill	—	—	10,511

Total assets	$6,114	$6,883	$21,321

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Trade accounts payable	$901	$29	$101
Accrued salaries	888	726	1,243
Payroll withholding	231	184	270
Accrued vacation	343	524	717
Accrued interest expense	—	—	173
Accrued interest on preferred stock subject to mandatory redemption	—	—	102
Other accrued expenses	307	226	290
Income taxes payable	—	152	182
Short-term notes payable	454	1,130	9,416
Current portion of capital lease obligations	—	87	80

Total current liabilities	3,124	3,058	12,574

Other liabilities:
Capital lease obligations, less current portion	—	185	145
Income taxes payable	—	—	1,056
Deferred income taxes	—	—	2,045
Series C preferred stock subject to mandatory redemption	—	—	6,000

Total liabilities	3,124	3,243	21,820

Stockholders' equity (deficit):
Preferred stock, $1.00 par value, 10,000,000 shares authorized:
Series A convertible preferred stock, 100,000 shares issued and outstanding	—	—	460
Series B convertible preferred stock, 40,000 shares issued and outstanding	—	—	196
Common stock, $1.00 par value, 1,000 shares authorized, 940 shares issued and outstanding	1	1	—
Common stock, $0.001 par value, 25,000,000 shares authorized, 2,558,000 shares issued and outstanding	—	—	3
Additional paid-in capital	—	—	113
Retained earnings (deficit)	2,989	3,639	(1,271)

	2,990	3,640	(499)
Less treasury stock acquired (60 shares)	—	—	—

Total stockholders' equity (deficit)	2,990	3,640	(499)

Total liabilities and stockholders' equity (deficit)	$6,114	$6,883	$21,321

See accompanying notes to consolidated financial statements.

Tri-S Security Corporation and Subsidiary

Consolidated Statements of Operations

(in thousands, except per share data)

	Predecessor Basis Paragon Systems, Inc.
							Successor Basis Consolidated Tri-S Security Corporation
						January 1, 2004 to February 27, 2004
	Year ended December 31, 2001	Year ended December 31, 2002	Three months ended June 30, 2003	Six months ended June 30, 2003	Year ended December 31, 2003		Three months ended June 30, 2004	February 28, 2004 to June 30, 2004
			(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
Sales	$16,491	$21,364	$6,790	$14,014	$29,395	$4,705	$7,468	$10,046
Operating expenses:
Direct labor	7,944	11,342	3,470	7,709	16,070	2,481	4,149	5,414
Indirect labor and other contract support costs	7,148	8,256	2,761	5,066	11,151	2,113	2,908	3,737
Selling, general and administrative	896	1,179	288	546	1,466	230	434	573
Amortization of intangible assets	—	—	—	—	—	—	108	144

	15,988	20,777	6,519	13,321	28,687	4,824	7,599	9,868

Operating income(loss)	503	587	271	693	708	(119)	(131)	178
Other income (expense):
Interest income	28	23	17	18	12	—	2	3
Interest expense	(11)	(7)	(3)	(11)	(30)	(11)	(446)	(616)
Interest on preferred stock subject to mandatory redemption	—	—	—	—	—	—	(75)	(100)

	17	16	14	7	(18)	(11)	(519)	(713)

Income (loss) before income taxes	520	603	285	700	690	(130)	(650)	(535)
Income taxes	127	—	—	—	40	—	—	—

Net income (loss)	$393	$603	$285	$700	$650	$(130)	$(650)	$(535)

Pro forma income tax expense (benefit)	$198	$229	$108	$266	$262	$(49)

Pro forma net income (loss)	$322	$374	$177	$434	$428	$(81)

Basic net income (loss) per common stock							$(0.25)	$(0.21)
Diluted net income (loss) per common stock							$(0.25)	$(0.21)
Basic weighted average number of common stock							2,558	2,558
Diluted weighted average number of common stock							3,908	3,908

See accompanying notes to consolidated financial statements.

Tri-S Security Corporation and Subsidiary

Consolidated Statements of Shareholders' Equity (Deficit)

(in thousands)

	Predecessor Basis			Successor Basis
						Series A Convertible Preferred Stock		Series B Convertible Preferred Stock
	Common Stock			Common Stock
			Treasury Stock							Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Cost		Shares	Cost	Shares	Cost	Shares	Cost			Total
Predecessor Basis
Balance at December 31, 2000	940	$1	$—	—	$—	—	$—	—	$—	$—	$1,993	1,994
Net income	—	—	—	—	—	—	—	—	—	—	393	393

Balance at December 31, 2001	940	1	—	—	—	—	—	—	—	—	2,386	2,387
Net income	—	—	—	—	—	—	—	—	—	—	603	603

Balance at December 31, 2002	940	1	—	—	—	—	—	—	—	—	2,989	2,990
Net income	—	—	—	—	—	—	—	—	—	—	650	650

Balance at December 31, 2003	940	1	—	—	—	—	—	—	—	—	3,639	3,640
Net income	—	—	—	—	—	—	—	—	—	—	(130)	(130)

Balance at February 27, 2004	940	1	$—	—	$—	—	$—	—	$—	$—	$3,509	$3,510

Successor Basis
Balance at February 27, 2004	940	$1	—	—	—	—	—	—	—	—	$3,509	$3,510
Reverse capital structure of predecessor	(940)	(1)	—	—	—	—	—	—	—	—	(3,509)	(3,510)
Establish capital structure of successor				2,558	$3	100	$460	40	$196	$113	(736)	36
Net income (loss)											(535)	(535)

Balance at June 30, 2004	—	$—	$—	2,558	$3	100	$460	40	$196	$113	$(1,271)	$(499)

Tri-S Security Corporation and Subsidiary

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor Basis Paragon Systems, Inc.
							Successor Basis Consolidated Tri-S Security Corporation
						For the period January 1, 2004 to February 27, 2004
	Year ended December 31, 2001	Year ended December 31, 2002	For the three months ended June 30, 2003	For the six months ended June 30, 2003	Year ended December 31, 2003		For the three months ended June 30, 2004	For the period February 28, 2004 to June 30, 2004
			(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income (loss)	$393	$603	$285	$700	$650	$(130)	$(650)	$(535)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	88	68	15	30	175	28	184	235
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,597)	(673)	1,258	(126)	157	(1,161)	196	1,294
Prepaid expenses and other assets	7	(5)	26	(308)	10	(499)	98	138
Trade accounts payable	1,168	(313)	(756)	(846)	(872)	62	(55)	(10)
Accrued salaries	297	259	504	120	(162)	(59)	612	576
Payroll withholding	55	67	(147)	47	(47)	226	20	(140)
Accrued vacation	188	155	77	200	181	85	90	108
Accrued interest expense	—	—	—	—	—	—	202	270
Other accrued expenses	83	(131)	(150)	13	(81)	692	(215)	(627)
Income taxes payable	127	(127)	(107)	(107)	152	(111)	(268)	(211)

Net cash provided (used) by operating activities	809	(97)	1,005	(277)	163	(867)	214	1,098
Cash flow from investing activities:
Investment in joint venture	—	—	—	—	(715)	715
Proceeds from investment in joint venture	—	—	—	—	—	—	149	149
Purchase of property and equipment	(36)	(127)	(6)	(21)	(427)	—

Net cash provided (used) by investing activities	(36)	(127)	(6)	(21)	(1,142)	715	149	149
Cash flow from financing activities:
Proceeds (repayments) of short-term notes	(365)	454	(1,672)	(454)	676	1,895	(1,211)	(1,309)
Proceeds (repayments) of capital lease obligations	—	—	—	—	272	(13)	(28)	(34)
Payments to related parties	—	—	—	—	—	(2,300)	—	—
Issuance of common stock for services							—	5
Costs to set up factoring facility	—	—	—	—	—	—	—	(101)

Net cash provided (used) by financing activities	(365)	454	(1,672)	(454)	948	(418)	(1,239)	(1,439)

Net increase (decrease) in cash and cash equivalents	408	230	(673)	(752)	(31)	(570)	(876)	(192)
Cash and cash equivalents at beginning of period	239	647	798	877	877	846	985	301

Cash and cash equivalents at end of period	$647	$877	$125	$125	$846	$276	$109	109

Supplemental disclosures of cash flow information:
Interest paid	$11	$7	$3	$11	$30	$6	$244	$346
Income taxes paid	$—	$127	$—	$—	$—	$—	$170	$170

See accompanying notes to consolidated financial statements.

TRI-S SECURITY CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements

(Information as of and for the six months ended June 30, 2004 is unaudited)

(dollars in thousands, except per share data)

1.    Summary of Significant Accounting Policies

  Basis of Presentation

        On February 27, 2004, Tri-S Security Corporation ("Tri-S") completed the acquisition (the "Acquisition") of Paragon Systems, Inc. ("Paragon"). Tri-S acquired all of the outstanding capital stock of Paragon for a total purchase price of $16,000 payable in cash, redeemable preferred stock, and notes payable.

        For periods subsequent to the Acquisition, the accompanying financial statements represent the consolidated statements of Tri-S and its wholly owned subsidiary, Paragon (the "Company"). Paragon owns a 10% equity interest in a joint venture. The accounting for the investment does not qualify for consolidation as a variable interest entity as determined under FIN 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. Additionally, Paragon or Tri-S does not have a significant influence or control of the investee company. As such, the investment is accounted for under the cost method of accounting. All intercompany transactions and balances have been eliminated in consolidation.

        Tri-S was formed in October 2001 for the purpose of acquiring and consolidating electronic and physical security companies in order to take advantage of the operating efficiencies created by a large company. Tri-S has been and currently intends to continue to pursue acquisition opportunities in the contract guard services and system integration services segments of the security industry. To this end Tri-S acquired Paragon.

        Tri-S did not have any operating businesses prior to the Acquisition. Expenses consisted primarily of services performed and fees incurred associated with the creation and capitalization of the Company and the pursuit of acquisition opportunities. The financial statements of Paragon, as an operating entity, are the more relevant information available prior to the Acquisition of Paragon by Tri-S. Consequently, the accompanying financial statements present the financial statements of Paragon as the "Predecessor" prior to the Acquisition and the consolidated financial statements of Tri-S as the "Successor" subsequent to the Acquisition.

        The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete annual financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented with the annual financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Operating results for the period from January 1, 2004 through February 27, 2004, (Predecessor Basis) or for the period from February 28, 2004 through June 30, 2004 (Successor Basis) are not necessarily indicative of results that may be expected for any other interim periods or for the year ending December 31, 2004.

        In accordance with the requirements of purchase accounting, the assets and liabilities of Paragon were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition (see Note 2). The application of purchase accounting generally results in higher amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements as of and for the periods prior to the Acquisition may not be comparable with those periods subsequent to the Acquisition.

  Nature of Operations

        The Company provides contract guard services to various Federal government agencies. These guard services include providing uniformed and armed guards for access control, personnel protection, plant security, theft prevention, surveillance, vehicular and foot patrol, crowd control and the prevention of sabotage, terrorist and criminal activities. In connection with providing these services, Paragon assumes responsibility for a variety of functions, including recruiting, hiring, training and supervising security guards deployed to the Federal agencies served as well as paying all guards and providing them with uniforms, employee benefits and workers' compensation insurance. Paragon is responsible for preventing the interruption of guard services as a consequence of illness, vacations or resignations.

  Revenue Recognition

        Revenue is recognized as guard services are provided under contracts with Federal government agencies. Guard services are billed in arrears at hourly or monthly rates based on the number of hours worked under some contracts and as fixed monthly amounts under other contracts. Hourly and monthly rates are determined as a result of bids submitted in response to formal specifications included in solicitations for bids from government agencies. Hourly and monthly billing rates are developed by accumulating the estimated labor, general and administrative expenses, profit objective and other costs to service a contract over a five year period.

        Direct labor includes the regular wages of direct personnel as defined under the contracts and is recorded on an actual basis as it is incurred. Indirect costs include other wages, payroll taxes, union benefits, employee benefits, workers compensation insurance, liability insurance and other costs associated with specific contracts. The wages component of indirect labor includes vacation, training, holiday and sick time. Initial one-time expenses, such as extra training costs to start a new contract, are expensed as incurred.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

  Concentration of Credit Risk

        The Company provides services under contracts with various Federal agencies. The Company maintained an allowance for doubtful accounts of $10, $50, and $40 at December 31, 2002 and 2003 and June 30, 2004, respectively, as a reserve against potential billing adjustments.

  Stock Based Compensation

        In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the Company measures stock-based compensation expense as the excess of the market price on date of grant over the amount of the grant. Since the Company grants all stock-based compensation at the market price on the date of grant, no compensation expense is recognized. As permitted, the Company has elected to adopt only the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

  Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amounts of the Company's short-term loans and capital lease obligations approximate fair value of these obligations based upon management's best estimates of interest rates that would be available for similar debt obligations at December 31, 2002 and 2003 and at June 30, 2004.

  Retirement Plan

        Substantially all of Paragon's employees are eligible to participate in a 401(k) profit sharing plan. Under the terms of the plan, employees may elect to defer up to ten percent of their compensation subject to Internal Revenue Service limitations. Paragon provides discretionary matching contributions on these deferrals each year based upon determinations by the board of directors. Paragon made matching contributions of $30 for 2001 and none for 2002, 2003 and the six months ended June 30, 2004.

  Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Investment in Joint Venture

        In November 2003, Paragon acquired a 10% interest in Army Fleet Support, LLC. Paragon does not exercise significant influence over the operating and financial activities of Army Fleet Support, LLC, consequently, the investment is accounted for under the cost method. Paragon records cash receipts from Army Fleet Support, LLC as a reduction in the investment account until such time as the investment account has been reduced to zero. During the six months ended June 30, 2004, Paragon received distributions of $865 from Army Fleet Support, LLC, which were credited to reduce the cost of the investment. There were no distributions during 2003.

  Property and Equipment

        Property and equipment are recorded at cost and depreciated over their estimated useful lives using the double-declining method. Property and equipment held under capital leases are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

  Long-lived Assets Including Goodwill and Other Acquired Intangible Assets

        The Company reviews property and equipment and certain identifiable intangibles, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment and certain identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. The Company has made no adjustments to its long-lived assets in any of the periods presented.

        The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company will complete its first goodwill impairment test as of December 31, 2004.

        SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from 2 to 5 years. The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets.

  Preferred Stock Subject to Mandatory Redemption

        Preferred Stock subject to mandatory redemption is accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as freestanding financial instruments having characteristics of both liabilities and equity and, as such, are classified as liabilities in the financial statements. The dividend requirement is recorded as interest expense. Payments and accruals for the dividend requirements are presented in the income statement and the cash flows statement separately from payments and interest due to other creditors.

  Income Taxes

        Beginning with its S corporation election on January 1, 1999, and prior to its acquisition by Tri-S on February 27, 2004, Paragon was taxed as a subchapter S corporation. All income and losses of Paragon were allocated to the shareholders for inclusion in their respective income tax returns. Prior to its election as a subchapter S corporation, Paragon was taxed as a C corporation and was subject to taxes on income earned prior to its election as an S corporation. These taxes are termed built-in gain taxes by the Internal Revenue Service as they relate to differences between the fair market value and the tax basis of assets as of the date a C corporation elects S status. These taxes paid by the S corporation are deductible by shareholders. The provision for income taxes of Paragon as the Predecessor consists of built-in gains taxes. Paragon's S election was automatically terminated upon its acquisition by Tri-S.

        Paragon used the cash basis of accounting for income taxes prior to its acquisition, at which time it was required to change its tax method to the accrual basis. Effective February 28, 2004, the Company will file a consolidated income tax return that includes the accounts of Tri-S and Paragon.

        The Company determines its deferred tax provision using the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities and are measured using the tax rates and laws in effect at the time of such determination. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which, based on available evidence, the future tax benefits more likely than not will not be realized.

        The accompanying financial statements present the financial statements of Paragon as the Predecessor prior to the Acquisition and the consolidated financial statements of Tri-S as the Successor subsequent to the Acquisition. The Predecessor company was a subchapter S corporation; consequently, pro forma tax expense and pro forma net income per share are presented on the face of the historical statements of operations for the periods presented as the Predecessor.

  Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued FASB Interpretation ("FIN") 46, Consolidation of Variable Interest Entities. FIN 46 expands upon existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of a variable interest entity. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of FIN 46 did not have any impact on the Company's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS No. 150 prohibits entities from restating financial statements for earlier years presented. SFAS No. 150 became effective for the Company at the beginning of the third quarter of 2003. The Company agreed to issue preferred shares subject to mandatory redemption in conjunction with the acquisition as more fully discussed in Note 2. The preferred shares subject to mandatory redemption are accounted for in accordance with SFAS No. 150.

2.    Acquisition of Paragon Systems, Inc.

        On February 27, 2004, Tri-S completed the Acquisition of Paragon Systems, an Alabama corporation with offices located in Huntsville, Alabama. Tri-S acquired all the outstanding capital stock of Paragon for a total of $16,000, payable in cash, preferred shares subject to mandatory redemption and notes as set forth below. The Acquisition has been accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. At the closing of the Acquisition, Tri-S:

  •
  paid $2,300 in cash to the former shareholders of Paragon;

  •
  issued promissory notes to the former shareholders of Paragon in an aggregate principal amount of $7,700 with an annual rate of 7.0%; and

  •
  agreed to issue to the former shareholders of Paragon preferred stock subject to mandatory redemptions, with an aggregate redemption value of $6,000 with an annual rate of 5.0%.

        Simultaneous with the closing of the Acquisition, Paragon sold $4,295 in receivables to LSQ Funding, L.L.C., an unaffiliated company which factors receivables ("LSQ"). The proceeds of the transaction were utilized as follows:

Cash payment to sellers of Paragon	$2,300
Pay off outstanding borrowings under the Paragon line-of-credit	1,175
Additional cash for working capital at Paragon	700
Fees and interest costs	120

$4,295

        The $10,481 excess of the purchase price over the estimated fair values of the net tangible assets and separately identifiable intangible assets of Paragon was recorded as goodwill, which is not expected to be tax deductible by Tri-S. The purchase price was allocated among tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the transaction date. The following represents the allocation of the purchase price at the time of the acquisition:

Book value of net assets acquired	$3,511
Investment in joint venture	3,761
Federal contracts	1,700
Income tax liabilities	(1,408)
Deferred income tax liabilities	(2,045)
Goodwill	10,481

Allocated purchase price	$16,000

        The valuation of the investment in joint venture is based on management's estimate of anticipated cash flows from the joint venture. Management intends to obtain an independent appraisal of the investment in joint venture during the fourth quarter of 2004 and will adjust the allocation of the purchase price accordingly. Adjustment of the allocation of the purchase price will not have an effect on the results of operations.

        As of the Acquisition date, the Company has contracts with Federal agencies to provide various security services. Each contract has a discernable life. The aggregate value of the contracts for the purchase price allocation was based on a net present value calculation of the estimated future cash flows from the existing contracts. The method for recording amortization expense related to the intangible value is based on the expected future sales by year under each contract as a percentage of the expected aggregate future sales for all contracts under the Federal agreements.

        Paragon used the cash basis of accounting for income taxes prior to its acquisition, at which time Paragon was required to change its method to the accrual basis. Income taxes as a result of the change in method became due in four annual installments and were recorded as an adjustment of $1,408 to the purchase price of Paragon in accordance with business combination purchase accounting.

        As a result of the acquisition of Paragon, the Company recorded a net deferred tax liability of $2,045. This deferred tax liability results from the difference between financial reporting and income tax bases of assets and liabilities purchased.

        The following unaudited combined pro forma financial information presents the results of operations of the Company as if the Acquisition had occurred at the beginning of each of the periods presented. Adjustments to the combined financial information related to the Acquisition that affect the results of operations include the interest expense associated with the debt and redeemable preferred shares issued in conjunction with the Acquisition and amortization of the fair value of intangible assets. This pro forma information does not purport to be indicative of what would have occurred had the Acquisition occurred as of January 1 or of results of operations that may occur in the future.

	Combined Pro Forma Statements of Operations
	For the year ended December 31, 2003	For the six months ended June 30, 2004
Revenues	$29,395	$14,751
Operating income	$515	$84
Net (loss)	$(342)	$(774)
Basic (loss) per common share	$(0.13)	$(0.30)
Diluted (loss) per common share	$(0.13)	$(0.30)

        Tri-S did not have an operating business prior to the Acquisition. Expenses consisted primarily of services performed and fees incurred associated with the creation and capitalization of the Company and the pursuit of acquisition opportunities. The financial statements of Paragon, as an operating equity, are the more relevant information available prior to the Acquisition of Paragon by Tri-S. Consequently, the unaudited combined pro forma financial information represent the financial statements of Paragon as the Predecessor Company prior to the acquisition date of February 27, 2004 and the consolidated financial statements of Tri-S as the Successor Company subsequent to the acquisition date of February 27, 2004.

        Historical amounts for the year ended December 31, 2003, are derived from audited 2003 financial statements for the Predecessor Company. Historical amounts for the six months ended June 30, 2004, are derived from the Company's unaudited consolidated financial statements, which represent the mathematical addition of the Successor Company's consolidated results of operations for the period from February 28, 2004 through June 30, 2004 and the Predecessor Company results of operations for the period from January 1, 2004 through February 27, 2004; such a compilation of results of operations is not necessarily consistent with generally accepted accounting principles.

        There is no adjustment to the income tax provision due to the operating loss, because any deferred tax asset recorded would have a full valuation allowance. Because the Company is experiencing a net operating loss from operations, the Company does not have a reasonable basis, at this time, to take a position that it is more likely than not that the Company will be able to realize deferred tax assets.

3.    Sales to Major Customers

        The Company's principal operation is to provide contract guard services to various Federal Agencies. Substantially all of the Company's revenues are derived from ten customers. Contracts with four of the customers account for 84% of consolidated revenue.

4.    Related Party Transactions

  Employment Agreements

        Upon completion of the Acquisition of Paragon, Tri-S entered into employment agreements with six key employees of Paragon, with agreement terms between one and three years. The terms and conditions of the agreements were substantially the same as that which the employees were entitled prior to the Acquisition.

5.    Property and Equipment

        Property and equipment are comprised of the following:

		December 31,
	Estimated Useful Life			June 30, 2004
		2002	2003
				(unaudited)
Computer equipment and software	3-5 years	$191	$212	$209
Vehicles	5 years	280	644	644
Furniture and fixtures	5-7 years	110	134	134

		581	990	987
Less accumulated depreciation and amortization		(378)	(535)	(624)

Property and equipment, net		$203	$455	$363

        Depreciation expense was $88, $68 and $175, respectively, for the years ended December 31, 2001, 2002 and 2003, and $88, for the six months ended June 30, 2004.

6.    Goodwill and Other Intangible Assets

        The changes in the carrying amount of goodwill for the six months ended June 30, 2004, are as follows:

Balance as of January 1, 2004	$—
Acquisition costs incurred by Tri-S	30
Goodwill acquired during the period	10,481

Balance as of June 30, 2004	$10,511

        Information regarding the Company's intangible assets that are being amortized is as follows:

	As of June 30, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Federal contracts	$1,700	$144	$1,556
Loan costs	101	27	74

Total	$1,801	$171	$1,630

        Federal contracts represent the aggregate value of the contracts with Federal agencies purchased in the Acquisition in February 2004. The method for recording amortization expense is based on the expected future sales by year under each contract as a percentage of the expected aggregate future sales for all contracts under the Federal agreements.

        Loan costs are the upfront fees paid by the Company to arrange and complete the factoring arrangement with LSQ in February 2004. The fees were capitalized and are being amortized over the

12 month life of the factoring agreement. The amortization of loan costs is reflected as interest expense in the consolidated financial statements of the Company.

        Amortization expense of acquisition-related intangible assets for the six months ended June 30, 2004 was $171.

        Estimated future amortization expense for acquisition-related intangible assets on the Company's June 30, 2004 consolidated balance sheet for the fiscal years ending December 31, is as follows:

2004	$266
2005	451
2006	362
2007	341
2008	148
Thereafter	62

$1,630

7.    Debt and Other Obligations

        In conjunction with the closing of the Acquisition in February 2004, the Company:

  •
  issued 7% promissory notes to the former shareholders of Paragon in aggregate principal amounts of $6,200 and $1,500;

  •
  issued to the former shareholders of Paragon an aggregate of 100 shares of Series C redeemable preferred stock, with a 5% dividend and an aggregate redemption value of $6,000; and

  •
  repaid outstanding borrowings under the line-of-credit and terminated the line of credit agreement.

        In February 2004, Paragon entered into a factoring arrangement and began to sell certain of its accounts receivable to LSQ. LSQ provides advances of up to 85% of eligible accounts receivable in exchange for a funds usage rate equal to prime plus .75% to 2.0% on the outstanding funds advanced plus a factoring commission. The factoring commission is equal to a discount ranging from 1.25% to 2.0% of gross factored sales plus an invoice service fee of up to 1.0% depending on days outstanding on factored invoices. For advances in excess of 85% of eligible accounts receivable LSQ may charge additional fees. LSQ may require Paragon to repurchase factored receivables for various reasons including uncollectibility or delinquency as defined in the agreement. Because LSQ has recourse to Paragon on factored receivables, accounts receivable are shown gross on the balance sheet and advances are shown as short-term notes payable. The Company's obligations to LSQ are secured by a lien on all of the Company's assets.

        Debt and other obligations are summarized as follows:

	Predecessor		Successor
	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Current:
Short-term borrowings under line-of-credit	$454	$1,130	$—
Amounts payable under factoring facility	—	—	1,716
Promissory notes payable, 7.0% due December 31, 2004	—	—	6,200
Promissory notes payable, 7.0% due February 28, 2005	—	—	1,500

	$454	$1,130	$9,416

Long-term:
Preferred shares subject to mandatory redemption due February 27, 2007	—	—	$6,000

        The promissory notes with an outstanding principal balance of $6,200 were originally due $5,500 on May 31, 2004 and $700 on June 10, 2004. The terms of $5,150 of these notes were amended and restated such that the notes are due December 31, 2004. The maturity date on the remaining $1,050 of these notes was extended until the earlier of January 1, 2005 or the date on which the Company receives the proceeds from an initial public offering of its shares.

        The promissory notes with an outstanding principal balance of $700 originally due June 10, 2004 are secured by certain accounts receivable.

        The Series C redeemable preferred stock is classified as preferred shares subject to mandatory redemption in the financial statements. The shares may be redeemed by the Company at any time but must be redeemed no later than February 27, 2007. As of June 30, 2004 the Company has accrued interest expense of $102 on these shares. The payment of interest is required annually.

        Paragon's payment obligations under the promissory notes issued to the former shareholders of Paragon and the redemption and dividend obligations under the preferred shares subject to mandatory redemption are secured by a pledge to the former shareholders of Paragon of approximately 55% of the capital stock of Paragon.

        Prior to the Acquisition, Paragon secured for its benefit a line of credit guaranteed by two corporate shareholders allowing draws up to the lesser of $6,000, or 80% of accounts receivable. The line was secured by all accounts receivable and contract rights. Interest was payable on all draws monthly. The amount due as of December 31, 2002 and 2003 was $454 and $1,130, respectively. Simultaneous with the closing of the Acquisition, Paragon paid off outstanding borrowings under the line-of-credit and terminated the line-of-credit agreement.

8.    Income Taxes

        The income tax provision for Paragon, the Predecessor Company, consists of built-in gains taxes. There is no income tax provision for Tri-S, the Successor Company, because the tax benefits of net operating losses were offset by increases in the valuation allowance.

        The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate because of the increase in the valuation allowance.

        Net deferred tax liabilities at June 30, 2004 for Tri-S resulted from temporary differences associated with the following:

June 30, 2004
Deferred tax liabilities:
Investment in joint venture	$1,374
Intangible value of government contracts	646
Depreciation	25

2,045

Deferred tax assets:
Net operating loss carryforwards	1,100
Valuation allowance	(1,100)

—

Net deferred tax liability	$2,045

        As a result of the acquisition of Paragon, the Company recorded a net deferred tax liability of approximately $2,045. This deferred tax liability results from the difference between financial reporting and income tax bases of assets and liabilities purchased.

        Paragon used the cash basis of accounting for income taxes prior its acquisition, at which time Paragon was required to change its method to the accrual basis. Income taxes as a result of the change in method became due in four annual installments and were recorded as an adjustment of $1,408 to the purchase price of Paragon in accordance with business combination purchase accounting.

        As of June 30, 2004, the Company has net operating loss carryforwards of approximately $1,100 that will expire in 2024.

9.    Lease Obligations

        Paragon leases real property and vehicles under operating leases. The lease terms range from one to thirty years. Rental expense was $125, $79 and $112 for 2001, 2002 and 2003. Included in rental expense is $13 for 2001, 2002 and 2003 paid to two officers for rental of a building. The amounts due under operating leases are summarized below:

Year Ending December 31,
2004	$120
2005	67
2006	20
2007	13
2008	13
Thereafter	238

Total	$471

        During 2003, Paragon entered into several capital leases for vehicles. The gross amount of assets capitalized under these leases as of December 31, 2003 is $364. Depreciation expense charged for these assets during 2003 was $80.

        The total lease obligation as of December 31, 2003 for the capitalized leases and the future minimum lease payments under these leases are as follows:

Year Ending December 31,
2004	$138
2005	138
2006	52

Total minimum lease payments	328
Less amount representing interest	(56)

Capital lease obligations	272
Less current portion	(87)

Long term portion	$185

10.    Common and Preferred Stock

  Predecessor Company

        As of December 31, 2002 and 2003, Paragon is authorized to issue 1,000 shares of common stock with a par value of $1.00 per share. As of each year end date, 940 shares are issued and outstanding and 60 shares, which were reacquired in a previous year, are presented as treasury stock in the accompanying financial statements for the Predecessor Company.

  Successor Company

        As of June 30, 2004, Tri-S is authorized to issue 10 million shares of Preferred Stock with a par value of $1.00 per share. The board of directors of Tri-S is authorized, without further shareholder action, to divide any or all shares of authorized preferred stock into series and to fix and determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges.

        As of June 30, 2004, Tri-S had 100,000 shares outstanding of Series A Convertible Preferred Stock, 40,000 shares outstanding of Series B Convertible Preferred Stock and 100 shares outstanding of Series C Redeemable Preferred Stock.

        Holders of the Series A Convertible Preferred Stock have no voting rights, except as otherwise required by applicable law, and no preemptive, dividend or sinking fund rights. Each outstanding share may be converted to 7.5 shares of common stock.

        Holders of the Series B Convertible Preferred Stock have no voting rights, except as otherwise required by applicable law, and no preemptive, dividend or sinking fund rights. Each outstanding share may be converted to 10 shares of common stock.

        Holders of Series C Mandatory Redeemable Preferred Stock have no voting rights, except as otherwise required by applicable law. Holders of Series C Mandatory Redeemable Preferred Stock have no preemptive, conversion or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of the Series C Preferred Shares are entitled to a liquidation preference and holders of common shares have a secondary liquidation right to the assets of the Company.

        The Series C Mandatory Redeemable Preferred Stock has a redemption value of $60,000 per share. The Company may redeem the outstanding shares of Series C Preferred Stock at any time, but must redeem all the outstanding shares of Series C Mandatory Redeemable Preferred Stock no later than February 27, 2007. The holders of the Series C Mandatory Redeemable Preferred Stock are entitled to receive cumulative cash dividends at a rate of 5% of the redemption value per annum (or $3,000 per share per annum).

        Tri-S is authorized to issue 25 million shares of common stock with a par value of $0.001 per share. The holders of common stock are entitled to one vote per share on all matters. The common stock does not have cumulative voting rights and no conversion rights. Each share of common stock has an equal and ratable right to receive dividends to be paid from assets legally available when and if declared by the Board of Directors. Tri-S has not paid any cash dividends since the inception of the Company.

  Income (Loss) Per Share

        Basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The following table sets forth the computation of the basic and diluted net income (loss) per share (share amounts in thousands):

	Three months ended June 30, 2004	February 28, 2004 to June 30, 2004
Numerator:
Net income (loss)	$(650)	$(535)

Denominator:
Weighted average common shares outstanding	2,558	2,558

Denominator for basic calculation	2,558	2,558
Effect of dilutive securities:
Conversion of Series A convertible preferred stock	750	750
Conversion of Series B convertible preferred stock	400	400
Common stock options	200	200

Denominator for diluted calculation	3,908	3,908

Basic net income (loss) per common stock	$(0.25)	$(0.21)

Diluted net income (loss) per common stock	$(0.25)	$(0.21)

        The diluted net loss per common stock is anti-dilutive, consequently the diluted net loss per common stock as presented on the face of the financial statements is the same as the basic net loss per common stock.

11.    Stock Options

        Non-qualified stock options for 300,000 shares of the common stock of Tri-S were granted on January 1, 2002 with an exercise price of $0.04 per share. These options vest 100,000 shares each on December 31, 2002, 2003 and 2004 and expire in October 2011. As of June 30, 2004 there have been no other options granted and there have been no options forfeited. At June 30, 2004, options for 300,000 shares were outstanding, of which 200,000 shares were exercisable.

        The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized for the stock options granted. Had the compensation expense been determined for the options granted in 2002 consistent with the provisions of SFAS 123, Accounting for

Stock-Based Compensation, the net loss of Tri-S, the Successor Company, for the years ended December 31, 2002 and 2003 would have been the pro forma amounts indicated below (unaudited):

	2002	2003
Net loss attributable to common shareholders:
As reported	$(216)	$(342)
Pro forma	$(236)	$(362)
Basic and diluted net loss per share attributable to common shareholders:
As reported	$(0.09)	$(0.13)
Pro forma	$(0.09)	$(0.14)

        The weighted-average estimated fair value of options granted during 2002 was $0.67 per share. For purposes of computing the pro forma amount above, the minimum value of the options was calculated using an estimated option life of ten years and a risk-free interest rate assumption of 2.55%.

12.    Contingencies

        The Company is involved in various legal proceedings, including employee discrimination suits, from time to time in the normal course of business. In management's opinion, the Company is not currently involved in any legal proceedings, individually or in the aggregate, which could have a material effect on the financial condition, results of operations or cash flows of the Company.

13.    Subsequent Events

  Modification of Notes Payable

        As part of the Acquisition of Paragon, the Company issued to the four former shareholders of Paragon promissory notes having an aggregate principal amount of $6,200 and original maturity date of May 31, 2004 and having an aggregate principal amount of approximately $700 and an original maturity date of June 10, 2004. In September 2004 the Company entered into an agreement with two of the former shareholders of Paragon to amend and restate an aggregate of $5,150 of the promissory notes to provide that such promissory notes shall be payable on December 31, 2004. Also in September 2004 the Company entered into an agreement with the other two former shareholders of Paragon to extend the maturity date on the remaining $1,050 of the promissory notes to the earlier of January 1, 2005 or the date on which the Company receives the proceeds from an initial public offering of its shares.

  Credit Agreement

        In July 2004, Paragon entered into a credit agreement with an unaffiliated finance source which allows Paragon to receive cash advances up to $400. Paragon assigned a security interest in various assets of Paragon, including two receivable balances approximating $440 in the aggregate. Once borrowings are repaid under the agreement, Paragon will not be entitled to borrow such amounts in the future. Pursuant to the credit agreement, interest expense at an annualized rate of 12% on the outstanding borrowings must be paid on a monthly basis. Any outstanding borrowings must be repaid to the extent Paragon collects the outstanding receivable balances in which the lender has a security interest. Notwithstanding the receivable collections, all outstanding borrowings shall be repaid on the earlier of the closing of an initial public offering by Tri-S or December 31, 2004. In addition to the above, Tri-S committed to issue 50,000 warrants to the finance source for the purchase of common stock, at $1.00 per share. In the event an initial public offering of common stock is not closed and funded by February 28, 2005, the party may put all or a portion of the warrants back to the Company at the rate of $1.50 per warrant.

14.    Supplemental Data (unaudited)

        As discussed in Note 1, the accompanying financial statements present the financial statements of Paragon as the "Predecessor" prior to the Acquisition and the consolidated financial statements of Tri-S as the "Successor" subsequent to the Acquisition. The following unaudited condensed financial information of Tri-S is provided as supplemental information to the accompanying audited financial statements.

	December 31,
	2002	2003
Current assets	$93	$102
Other assets	—	10

Total assets	$93	$112

Current liabilities	$2	$3
Equity:
Common stock	3	3
Series A convertible preferred stock	100	460
Series B convertible preferred stock	196	196
Additional paid-in capital	108	108
Retained earnings (deficit)	(316)	(658)

Total equity	91	109

Total liabilities and equity	$93	$112

        The operations of Tri-S prior to the Acquisition consisted primarily of compensation costs for the management of the Company as well as expenses for services performed and fees incurred, all of which were associated with the creation and capitalization of the Company and the pursuit of acquisition opportunities.

        There are no restrictions relative to the parent's share of net assets of Paragon. The assets of Paragon may be transferred to the parent in the form of loans, advances or cash dividends without the consent of a third party.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$2,000
NASD filing fee	5,000
Nasdaq listing fee	25,000
Printing and engraving expenses	30,000
Legal fees and expenses	225,000
Accounting fees and expenses	170,000
Blue Sky fees and expenses (including legal fees)	10,000
Transfer agent and registrar fees and expenses	3,000
Miscellaneous	30,000
Total	$500,000

Item 14. Indemnification of Directors and Officers

        Our amended articles of incorporation eliminate the personal liability of our directors to the Company or our shareholders for monetary damage for any breach of duty as a director, provided that we cannot eliminate or limit the liability of a director for:

  •
  a breach of duty involving appropriation of a business opportunity of the Company;

  •
  an act or omission which involves intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director receives an improper personal benefit; or

  •
  unlawful corporate distributions.

        In addition, if at any time the Georgia Business Corporation Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless otherwise required.

        Our amended bylaws require us to indemnify any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was one of our directors or officers, against liability incurred by the director of officer in such proceeding except for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

  •
  any appropriation, in violation of such director's or officer's duties, of any business opportunity of the Company;

  •
  acts or omissions which involve intentional misconduct or a knowing violation of law;

  •
  unlawful corporate distributions; or

  •
  any transaction from which such officer or director received an improper personal benefit.

        Our board of directors also has the authority to extend to employees and agents the same indemnification rights held by directors. Indemnified persons would also be entitled to have us advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts would be repaid. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to our officers and directors pursuant to these provisions, the SEC has informed us that in its opinion such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

        We have entered into separate indemnity agreements with each of our directors and our executive officers, whereby we agree to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in our amended articles of incorporation and amended bylaws.

Item 15. Recent Sales of Unregistered Securities

        Since inception, we have issued unregistered securities to a limited number of individuals, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, Regulation D promulgated thereunder ("Regulation D") or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701 of the Securities Act of 1933. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. In each instance, the recipients were accredited investors, as that term is defined in Rule 501 of Regulation D, or were employees or independent contractors of ours. All recipients had adequate access, through their relationships with us, to information about us. Set forth below is a description of the issuances of unregistered securities made by the Company since its inception.

  •
  On November 11, 2001, we issued 2,500,000 shares of common stock to our founder, Mr. Farrell for aggregate consideration of $100,000, 50% of which was paid by Mr. Farrell by means of issuing a promissory note in favor of the Company and 50% of which was paid by Mr. Farrell by providing services to us with a market value of at least $50,000.

  •
  On December 31, 2001, we issued 10,000 shares of Series B Convertible Preferred Stock to one accredited investor for a purchase price of $5.00 per share.

  •
  On January 1, 2002, we issued to Mr. Farrell, pursuant to that certain Employment Agreement dated as of January 1, 2002, a ten-year option to purchase 300,000 shares of common stock at an exercise price of $.04 per share, vesting 100,000 shares on each of December 31, 2002, December 31, 2003 and December 31, 2004. This option will be exchanged in the Exchange and Recapitalization for an option to purchase 97,087 shares of common stock at an exercise price of $0.12 per share.

  •
  On March 21, 2002, we issued 20,000 shares of Series B Convertible Preferred Stock to one accredited investor for a purchase price of $5.00 per share.

  •
  On March 30, 2002, we issued an aggregate of 43,000 shares of common stock to four individuals in exchange for services rendered by such individuals to us. Three of the individuals provided us with executive search services and the fourth individual provided us legal services in connection with the formation of the Company and certain capital raising efforts.

  •
  On April 29, 2002, we issued 10,000 shares of Series B Convertible Preferred Stock to one accredited investor for a purchase price of $5.00 per share.

  •
  On November 11, 2002, we issued an aggregate of 20,000 shares of Series A Convertible Preferred Stock to three accredited investors, as such term is defined in Rule 501 of Regulation D, for a purchase price of $5.00 per share.

  •
  On May 12, 2003, we issued 5,000 shares of Series A Convertible Preferred Stock to one accredited investor for a purchase price of $5.00 per share.

  •
  On July 3, 2003, we issued an aggregate of 10,000 shares of Series A Convertible Preferred Stock to two accredited investors for a purchase price of $5.00 per share.

  •
  On August 20, 2003, we issued an aggregate of 65,000 shares of Series A Convertible Preferred Stock to two accredited investors for a purchase price of $5.00 per share.

  •
  On March 3, 2004, we issued 10,000 shares of Series B Convertible Preferred Stock to one accredited investor for a purchase price of [$5.00] per share.

  •
  On March 3, 2004, we issued 15,000 shares of common stock to one individual in exchange for consulting services rendered by such individual to us.

  •
  In July 2004, we issued a warrant to purchase 50,000 shares of common stock with an exercise price of $1.00 per share to BRE LLC in connection with entering into our credit agreement. This warrant will be exchanged in the Exchange and Recapitalization for a warrant to purchase 16,181 shares of common stock at an exercise price of $3.09 per share.

Item 16. Exhibits and Financial Statement Schedules

        (a)   Exhibits.

        The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

        (b)   Financial Statement Schedules.

        Schedules filed with this registration statement are set forth on the Index to Financial Statements set forth elsewhere herein.

Item 17. Undertaking

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 13, 2004.

TRI-S SECURITY CORPORATION
By:	/s/ RONALD G. FARRELL Ronald G. Farrell Chairman of the Board, Chief Executive Officer and President

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Tri-S Security Corporation hereby constitutes and appoints Ronald G. Farrell his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the shares of common stock under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his substitute may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ RONALD G. FARRELL Ronald G. Farrell	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	October 13, 2004
/s/ E. WAYNE STALLINGS E. Wayne Stallings	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 13, 2004

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1.1	Form of Underwriting Agreement.	Filed herewith.
2.1	Stock Purchase Agreement dated February 23, 2004, among the Company and Charles Keathley, Robert Luther, Harold Bright and John Wilson.	Filed herewith.
3.1	Amended and Restated Articles of Incorporation.	Filed herewith.
3.2	Amended and Restated Bylaws.	Filed herewith.
4.1	Specimen Common Stock Certificate.	To be filed by Amendment.
4.2	Form of warrant to purchase 180,000 shares of common stock issued to the underwriters.	Filed herewith.
5.1	Opinion of Rogers & Hardin LLP.	To be filed by Amendment.
10.1	Factoring and Security Agreement dated as of February 27, 2004, between Paragon Systems, Inc. and LSQ Funding Group, L.L.C.	Filed herewith.
10.2	Assignment of Contract Proceeds dated as of February 27, 2004, between Paragon Systems, Inc. and LSQ Funding Group, L.L.C.	Filed herewith.
10.3	Assignment of Factoring Credit Balances dated as of July 27, 2004, among Paragon Systems, Inc., LSQ Funding Group, L.L.C. and BRE LLC.	Filed herewith.
10.4	Promissory Note dated July 27, 2004, made by Paragon Systems, Inc. in favor of BRE LLC in principal amount of $400,000.	Filed herewith.
10.5	Security Agreement dated July 27, 2004, between Paragon Systems, Inc. and BRE LLC.	Filed herewith.
10.6	Agreement Regarding Notes and Preferred Shares dated as of September 29, 2004, among the Company, Paragon Systems, Inc., Harold Bright, Charles Keathley, Robert Luther and John Wilson.	Filed herewith.
10.7	Letter Agreement dated October 6, 2004, between the Company, Paragon Systems, Inc., Charles Keathley and Robert Luther.	Filed herewith
10.8	Consent Agreement to Extend Promissory Notes dates as of September 7, 2004 among the Company, Paragon Systems, Inc., Harold Bright and John Wilson.	Filed herewith
10.9	Promissory Note dated February 24, 2004, made by the Company in favor of Harold Bright in the principal amount of $526,900.	Filed herewith
10.10	Amended and Restated Promissory Note dated September 29, 2004, made by the Company in favor of Charles Keathley in principal amount of $2,983,750.	Filed herewith.

10.11	Amended and Restated Promissory Note dated September 29, 2004, made by the Company in favor of Robert Luther in principal amount of $1,462,450.	Filed herewith.
10.12	Promissory Note dated February 24, 2004, made by the Company in favor of Tom Wilson in the principal amount of $526,900	Filed herewith.
10.13
	Amended and Restated Promissory Note dated September 29, 2004, made by Paragon Systems, Inc. in favor of Charles Keathley, both individually and as agent for Robert Luther, Harold Bright and John Wilson, in principal amount of $706,507.	Filed herewith.
10.14	Pledge and Assignment of Stock and Security Agreement dated September 29, 2004, between the Company and Charles Keathley.	Filed herewith.
10.15	Pledge and Assignment of Stock and Security Agreement dated September 29, 2004, between the Company and Robert Luther.	Filed herewith.
10.16	Promissory Note dated February 24, 2004, made by the Company in favor of Harold Bright in principal amount of $143,700.	Filed herewith.
10.17	Promissory Note dated February 24, 2004, made by the Company in favor of Charles Keathley in principal amount of $813,750.	Filed herewith.
10.18	Promissory Note dated February 24, 2004, made by the Company in favor of Robert Luther Bright in principal amount of $398,850.	Filed herewith.
10.19	Promissory Note dated February 24, 2004, made by the Company in favor of John Wilson in principal amount of $143,700.	Filed herewith.
10.20	Security Agreement dated February 24, 2004, between the Company and Harold Bright.	Filed herewith.
10.21	Security Agreement dated February 24, 2004, between the Company and Charles Keathley.	Filed herewith.
10.22	Security Agreement dated February 24, 2004, between the Company and Robert Luther.	Filed herewith.
10.23	Security Agreement dated February 24, 2004, between the Company and John Wilson.	Filed herewith.
10.24	Employment Agreement dated January 1, 2002, between the Company and Ronald G. Farrell. Represents an executive compensation plan or arrangement.	Filed herewith.
10.25	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and Charles Allbritten. Represents an executive compensation plan or arrangement.	Filed herewith.

10.26	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and Harold Bright. Represents an executive compensation plan or arrangement.	Filed herewith.
10.27	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and Carla J. Cilyok. Represents an executive compensation plan or arrangement.	Filed herewith.
10.28	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and Charles Keathley. Represents an executive compensation plan or arrangement.	Filed herewith.
10.29	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and Robert N. Luther. Represents an executive compensation plan or arrangement.	Filed herewith.
10.30	Employment Agreement dated February 24, 2004, between Paragon Systems, Inc. and John T. Wilson. Represents an executive compensation plan or arrangement.	Filed herewith.
10.31
	Form of Exchange and Recapitalization Agreement among the Company and the holders of the Company's outstanding common stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.	Filed herewith.
10.32	Office Lease Agreement dated November 2003, between Paragon Systems, Inc. and Southpark Office Centre.	Filed herewith.
10.33	Lease Agreement dated October 7, 2003, between Paragon Systems, Inc. and Gwen Reed for 2319 Market Place, Huntsville, Alabama.	Filed herewith.
10.34	Lease Agreement dated October 7, 2003, between Paragon Systems, Inc. and Gwen Reed for 3317 Triana Boulevard, Huntsville, Alabama.	Filed herewith
10.35	Office Services Agreement, between the Company and Interactive Offices Mansell, LLC.	Filed herewith.
10.36	Building Lease Agreement dated June 29, 1996, between Paragon Systems, Inc. and Charles Keathley and Robert Luther.	Filed herewith
10.37	Agreement dated May 5, 2003, among Paragon Systems, Inc. and International Union of Security, Police and Fire Professionals of America.	Filed herewith.
10.38	Agreement dated December 16, 2003 among Paragon Systems Inc. and International Union, Security, Police, and Fire Professionals of America.	Filed herewith
10.39	Agreement dated March 1, 2002, between Paragon Systems, Inc. and International Technical and Professional Employees Union, AFL-CIO.	Filed herewith.
10.40	Agreement dated December 1, 2003 between Paragon Systems, Inc. and United Union of Security Guards.	Filed herewith.
10.41	Joint Venture limited Liability Company Agreement for Army Fleet Support, LLC.	Filed herewith.

10.42	2004 Stock Incentive Plan.	Filed herewith.
10.43	Form of Indemnification Agreement.	Filed herewith.
10.44	Paragon Systems, Inc. 401(k) Profit Sharing Plan, as amended.	Filed herewith.
10.45	Federal Government Contract # DAAH01-00-C-0057.	Filed herewith.
10.46	Federal Government Contract # TFTC-00-22, as amended.	Filed herewith.
10.47	Federal Government Contract # DTCG-84-01-N-AA8002, as amended.	Filed herewith.
10.48	Federal Government SubContract # DASG60.	Filed herewith.
10.49	Federal Government Contract # ###-##-####, as amended.	Filed herewith.
10.50	Federal Government Contract # DTCG84-03-F-3N4005.	Filed herewith.
10.51	Federal Government Contract # NS-7790.	Filed herewith.
10.52	Federal Government Contract # 600-00-60012.	Filed herewith.
10.53	Federal Government Contract # 0600-03-60006.	Filed herewith.
10.54	Federal Government Contract # DACW38-03-D-0002.	Filed herewith.
10.55	Federal Government Contract # GS-07F-0418K, as amended.	Filed herewith.
10.56	Federal Government Contract # GS-07F-0418K, as amended.	Filed herewith.
10.57	Federal Government Contract # AFR-RHG-05-C-001.	Filed herewith.
21.1	Subsidiaries of the Registrant.	Filed herewith.
23.1	Consent of Rogers & Hardin LLP (included in Exhibit 5.1).	Filed herewith.
23.2	Consent of Miller Ray & Houser LLP.	Filed herewith.
24.1	Power of Attorney (included on signature page).	Filed herewith.
99.1	Consent of Dr. James Verbrugge.	Filed herewith.
99.2	Consent of L. K. Toole.	Filed herewith.
99.3	Consent of James Logsdon.	Filed herewith.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
HISTORICAL SELECTED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Balance Sheet At June 30, 2004 ($ in thousands)
Tri-S Security Corporation and Subsidiary Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2003 ($ in thousands, except per share data)
Tri-S Security Corporation and Subsidiary Unaudited Pro Forma Condensed Combined Statement of Operations For the Six Months Ended June 30, 2004 ($ in thousands, except per share data)
Tri-S Security Corporation and Subsidiary Unaudited Pro Forma Condensed Combined Statement of Operations For the Six Months Ended June 30, 2004 ($ in thousands, except per share data)
Notes to Unaudited Pro Forma Condensed Financial Statements
RECENT DEVELOPMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Tri-S Security Corporation (Parent Company only) ($ in thousands)
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
SECURITY OWNERSHIP
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Tri-S Security Corporation and Subsidiary Consolidated Balance Sheets (in thousands, except per share data)
Tri-S Security Corporation and Subsidiary Consolidated Statements of Operations (in thousands, except per share data)
Tri-S Security Corporation and Subsidiary Consolidated Statements of Shareholders' Equity (Deficit) (in thousands)
Tri-S Security Corporation and Subsidiary Consolidated Statements of Cash Flows (in thousands)
TRI-S SECURITY CORPORATION AND SUBSIDIARY Notes to Consolidated Financial Statements (Information as of and for the six months ended June 30, 2004 is unaudited) (dollars in thousands, except per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX